What we said. What we did. What’s next.

A Progress Report

BARRICK GOLD

2003 Annual Report

BARRICK AT A GLANCE

Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, production and reserves. Barrick operates a low-cost portfolio of 12 mines and four major development projects on four continents. Combined with the industry’s only A-rated balance sheet and an aggressive exploration program, these assets position Barrick to prosper in the years ahead.

In 2003 Barrick produced 5.51 million ounces of gold at an average total cash cost of $189 per ounce1 – the lowest cash cost among senior gold producers. The Company’s development plan is expected to add four major new mines – Veladero, Alto Chicama, Cowal, and Pascua-Lama – between 2005 and 2008. Together, these mines are projected to produce approximately 2 million-plus ounces of gold annually. Their average cost will be well below our current cash cost over their first decade of operation, augmenting the quality and profitability of Barrick’s existing production portfolio.

Barrick’s shares trade under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges, as well as the Paris Bourse.

1. See page 58 for a discussion of non-GAAP measures.

Global Diversification

Contents

Financial Highlights	pg. 1
Letter to Shareholders	pg. 2
Operations Review	pg. 11
Reserves: Replacement and Growth	pg. 13
Operational Review	pg. 18
Financial Strategy	pg. 20
Management’s Discussion and Analysis	pg. 21
Financial Statements	pg. 64
Notes to Financial Statements	pg. 68
Reserves	pg. 109
Board of Directors and Officers	pg. 116
Shareholder Information	pg. 118
Corporate Information	pg. 120

FINANCIAL HIGHLIGHTS

2003 Year in Review Barrick met its production and total cash cost targets for the year, as it advanced its development plans to bring four major new mines into production beginning in 2005.

Financial Highlights

(in millions of US dollars, except per share data)
(US GAAP basis)	2003	2002	2001

Gold Sales	$2,035	$1,967	$1,989
Net Income for the Year	200	193	96
Operating Cash Flow	521	589	588
Operating Cash Flow Excluding Inmet Settlement	607	589	588
Cash and Equivalents	970	1,044	779
Shareholders’ Equity	3,494	3,334	3,192
Net Income per Share (Diluted)	0.37	0.36	0.18
Operating Cash Flow per Share	0.97	1.09	1.10
Operating Cash Flow per Share Excluding Inmet Settlement[1]	1.13	1.09	1.10
Dividends per Share	0.22	0.22	0.22
Operating Highlights
Gold Production (thousands of ounces)	5,510	5,695	6,124
Average Realized Gold Price per Ounce	$366	$339	$317
Total Cash Costs per Ounce[1]	$189	$177	$162
Total Production Costs per Ounce[1]	$279	$268	$247
Reserves: Proven and Probable (thousands of ounces)	85,952	86,927	82,272
Gold Hedge Position (millions of ounces)	15.5	18.1	24.1

Financial Review

>	In 2003 gold revenue increased, as rising spot gold prices more than offset lower production due to the planned closure of five mines in 2002.

>	Earnings were slightly higher in 2003 compared to 2002, as higher realized gold prices combined with a $71 million non-hedge derivative gain, and $39 million in asset sales more than offset higher total cash costs per ounce, $33 million higher exploration and business development costs and a $16 million charge related to the settlement of the Inmet litigation.

>	In 2003 operating cash flow was slightly lower than 2002. Excluding the impact of the $86 million Inmet settlement, operating cash flow was higher than 2002, as higher realized gold prices more than offset increased total cash costs and higher cash payments for income taxes.

>	Over the course of the year, the Company bought back 8.75 million common shares at a total cost of $154 million.

>	The year-end gold hedge position declined to 15.5 million ounces, down 2.6 million ounces from the previous year-end. The position has been reduced by 8.6 million ounces, or 36%, over the past two years.

1. See page 58 for a discussion of non–GAAP measures.

LETTER TO SHAREHOLDERS

A Progress Report

What we’ve accomplished and the
changes we’ve made, as Barrick builds
our next generation of mines.

Dear Shareholders:

Together, we’ve come through a milestone year, both for Barrick and for the gold industry. We are encouraged by the strong gold environment we experienced in 2003, and are poised to benefit in 2004 and beyond from the transformation of our Company that is well underway. That transformation will continue in 2004 as we build our four exciting new development projects, and extend the life and contributions of our existing properties.

As a company, we are focused on broadening our leadership position in the industry. This process has involved implementing major changes – including a new organizational design, strengthened operations and new financial strategies.

To be sure, this past year saw significant economic and political uncertainty, leading, in part, to the improved gold price. With continued pressure on the US dollar and the war in Iraq, gold played its historic role as a safe haven and store of value in difficult times, reaching an almost 14-year high of $415. Based on our reading of the fundamentals, we see the rally as sustainable, with significant upside potential. When you couple gold’s strengths with those of Barrick, you can see why we believe strongly that this is a great time to be building new mines and bringing new ounces into production.

As you’ll notice from this year’s cover, our approach in this report is to start with what we said we’d do, report on what we did – both in terms of work completed and work

LETTER TO SHAREHOLDERS

underway – and share with you our plan for what’s next, to restore our company to its historic position as the investment of choice in the world gold industry. This, then, is a progress report in every sense of that term: Not simply a report on what we’ve accomplished – but on the changes we’ve made, and the opportunities we’re creating as Barrick works to build its future.

What We Said.

Our fundamentals are strong. With the portfolio of assets Barrick had in place in 2003, our focus was on execution: Delivering at our existing mines, advancing our development projects, and making new exploration discoveries. We also felt strongly that we needed to review our financial strategies and change our corporate organization to fit the global company we’ve become. Our view was that if we were diligent in doing these things, shareholders would appreciate that Barrick has the assets, the experience and the strategy to create value now and in the future.

What We Did.

If 2003 was the year to execute – we did. We met our targets, producing 5.51 million ounces at $189 an ounce1, making Barrick the lowest-cost senior producer in the industry. We earned $200 million, 37 cents per share, with operating cash flow of $521 million. And we delivered that performance during a period of transition for our company and our industry.

fig. 3 Gold Price Performance
The current gold rally appears to be sustainable,
with significant upside potential

1. See page 58 for a discussion of non-GAAP measures.

LETTER TO SHAREHOLDERS

New decentralized structure
For over a decade after its founding, Barrick was essentially a one-mine company, with no operations outside North America. Over time, we expanded through acquisition and exploration – first to South America, then to Africa and Australia and more recently to Russia, giving us a truly global presence. Yet our organizational structure did not evolve with our operational reach. In response, in 2003 we reorganized the Company into three regions – North America, South America and Australia/Africa to better fit our growing global footprint, and we’re supporting those regional operations with financial management and technical expertise from our corporate center.

Under this new structure, each region has responsibility for life-of-mine activities, from development to closure, reporting directly to our new Chief Operating Officer, Peter Kinver, who joined us during the year.

We have been pleased with the smooth transition as Peter took the reins from John Carrington effective with the new year, and we’re equally pleased that John will stay on through 2004.

Overall mine performance on track
We’re already beginning to see the benefits of this new structure. Of our 12 mines, eight met or exceeded our expectations in 2003. Goldstrike in Nevada led with another 2-million-ounce year – its eighth straight – while Pierina in Peru continued to outperform expectations, producing over 900,000 ounces. Our Australian operations, led by Kalgoorlie, delivered a record year in terms of production and were on target for costs. At the two properties that presented our principal challenges, Meikle in Nevada and Bulyanhulu at Tanzania, we worked diligently to overcome our operating issues, ending the year with Meikle stabilized and Bulyanhulu ready to improve its performance this year.

“In 2003, Barrick’s total cash costs
were the lowest of any senior producer
in the gold industry.”

LETTER TO SHAREHOLDERS

“We made significant advances on our
development projects as we prepare to bring
four major new mines into production,
beginning in 2005.”

Development projects advanced
Equally important, during 2003 we made significant advances on all properties in Barrick’s development pipeline, as we prepare to bring four major new mines into production over the next four years. Veladero in Argentina began construction in the fourth quarter of 2003. At the adjacent Pascua project on the Chile/Argentina border, we are near finalizing our optimization study, scheduled for completion in mid-2004. At Alto Chicama in Peru, we submitted our Environmental Impact Statement and completed all public hearings, while at Cowal in Australia, we largely completed the permitting and engineering phases. As you’ll see below, even since the close of 2003 we’ve made significant progress moving our projects toward production.

When fully operational, our four new mines represent a combined 2 million-plus ounces of new production annually – the best pipeline of new projects in the gold mining industry. In addition, as 2003 closed, we added a fifth project to our pipeline: Tulawaka – a small, high-return property in Tanzania, which we expect will commence production within a year. Our mix of properties across the globe speaks to the strength and flexibility of this Company to take on projects of different sizes in different areas and still achieve profitable growth.

Continued investment in exploration
We also continued our aggressive exploration efforts in 2003, maintaining one of the industry’s largest exploration budgets. We’ve sustained our exploration program through the tough times in the gold business, and we’ve seen that investment pay off – for example, with Alto Chicama, the industry’s biggest grassroots discovery in the past decade. Our strategy is to have projects at all stages of the exploration continuum, from grassroots to predevelopment, to continually feed our pipeline of projects and replace mines that mature. In 2003 we also forged new strategic partnerships in Russia and Mongolia, opening a window onto some of the world’s most prospective land positions.

LETTER TO SHAREHOLDERS

“In 2003 we adopted a no-hedge policy.”

In recent years, our large gold reserve base has given us the option of drilling when and where it proves most efficient and economic for the Company. During 2003 Barrick virtually replaced its production, remaining at 86 million ounces at year-end1. In addition, we had 25 million ounces of resources at year-end. In 2004 our focus will be on moving resources to reserve status while we bring additional reserves into production.

Continued financial strength
One of the reasons Barrick has been able to advance an ambitious exploration and development program is the financial strength we’ve built over the years, with the industry’s only A-rated balance sheet and nearly $1 billion in cash. We also improved our capital structure and lowered our cost of capital through a share buyback in 2003.

By year’s end, we had repurchased 8.8 million common shares at an average price of $17.56 per share.

New no-hedge gold policy
For most of Barrick’s history, forward sales were a significant element in providing the Company the predictable revenue that helped fuel our growth. Barrick has a solid portfolio of assets and a very strong financial position, so as times changed and market sentiment imposed a penalty on derivatives of all types, we took a major step in late 2003, adopting a no-hedge gold policy. This means that we will not add any new ounces to the program, and will pursue opportunities to reduce our position to zero over time. The flexibility in our hedge contracts enables us to deliver gold whenever we choose over the ten-year terms of the contracts, allowing us to exploit market volatility in reducing the position.

During the year Barrick reduced its hedge position by 2.6 million ounces to 15.5 million ounces and has reduced its position by 36%, or 8.6 million ounces, over the last two years. At year-end the Company’s hedge position was just 14% of reserves and measured and indicated resources.

We’re confident that our strong balance sheet gives us all the flexibility we need to move our development projects into production, finance our world-class exploration program, and support our corporate development initiatives.

1. For a breakdown of reserves and resources by category and a discussion of the differences in reported reserves under Canadian and US rules see page 109.

LETTER TO SHAREHOLDERS

What’s Next.

If 2003 was a time of transition, 2004 will be a Year of Building Mines: A time for getting shovels in the ground not only at Veladero and Tulawaka, but at Alto Chicama and Cowal as well. At Pascua, we expect Board approval for the project in the first half of this year, and we anticipate developing a large-scale district where mine life is measured not in years but decades. All told, these five projects represent more than 2 million ounces annually, beginning with our first pour at Tulawaka in early 2005, followed later in the year by production at Veladero and Alto Chicama, at Cowal in early 2006, and Pascua as early as 2008. We’ll also be making a significant investment in exploration in 2004, with 95 active projects underway in nine countries, and a team dedicated to making the world’s next big gold find another Barrick discovery.

Just as 2003 saw the Company adopt a new organizational design better suited to our global footprint, we recognize the need to manage our capital globally – from project financing to managing risks associated with currency and interest rate fluctuations. Through 2004, you’ll continue to see reductions in our gold hedge book in keeping with our new no-hedge policy. Overall, Barrick’s financial strategy is focused on combining the strong cash flows from our current operations with our financial strength and flexibility to bring four major new mines into production over the next four years. Barrick has the financial strength to finance our projects in a manner that best mitigates risk, and run our existing operations at the same time without issuing a single new share.

“Barrick possesses the industry’s only
A-rated balance sheet – evidence that our
financial strength will support the
building of our new mines.”

LETTER TO SHAREHOLDERS

Peter Munk (left) and Gregory C. Wilkins (right).

Social responsibility
Finally, we’ll continue to manage our business in a manner that best serves our shareholders, our employees and the interests of the communities in which we operate. In an effort to strengthen and broaden the Board, Barrick welcomed Gustavo Cisneros, head of one of South America’s largest conglomerates, as an independent board member in July 2003, and since year-end we’ve added a second independent Board member, Peter Godsoe, Chairman of ScotiaBank.

Amidst this transformation, one thing about Barrick remains emphatically the same: Our constant commitment to Social Responsibility, and to protecting the health and safety of our employees. It’s our strong belief that Barrick offers a compelling investment package: A proven portfolio of mines producing steady cash flow, the best suite of new mines coming into production, an aggressive exploration program promising reserve growth – with the right people in the right places at all levels of the Company to make it all work. That’s why we believe Barrick stands now at the threshold of a new era, one that will see significant benefits delivered to our shareholders.

/s/ Peter Munk	/s/ Gregory C. Wilkins
Peter Munk	Gregory C. Wilkins
Chairman	President and Chief Executive Officer

March 1, 2004

To succeed as a global leader
in the gold industry
requires five key competencies.

As our performance attests, we excel in many of these areas.
Where we do not, we’re working to strengthen our skill set –
with a passion to succeed.

1.

The ability to develop properties

Barrick’s environmental, permitting, engineering and construction expertise, backed by our long-standing commitment to Social Responsibility, is our calling card in the countries in which we operate.

2.

Excellent operational skills

In 2003, our portfolio of 12 operating mines met our overall targets, producing 5.51 million ounces,
at $189 per ounce – the lowest cash cost of any senior producer.

3.

Pro-active management team

In 2003, Barrick made significant progress getting the right people into the right places at all levels of the Company, and implementing a new regional Organization Design that fits our global footprint and positions us to manage our future growth.

4.

Proven ability to find new ounces

Barrick’s experienced exploration team, backed by the Company’s consistent commitment to exploration, produced the largest grassroots gold discovery in the last decade.

5.

Financial strength, in service of growth

Barrick possesses the industry’s only A-rated balance sheet, with no net debt –
evidence that our financial engine allows us to invest to improve our existing properties, sustain our exploration effort, and bring new mines online
without having to issue a single new share.

Social Responsibility
the Barrick Way

For Barrick, responsibility is sound business practice that goes to the core of who we are and what we do. We recognize that responsible behavior is our calling card, opening up opportunities to create value for our shareholders and generate sustainable development in the communities and countries where we operate. Responsibility means:

Promoting the safety and health of our employees globally.

Barrick undertook a comprehensive self-examination of its global operation’s safety and health programs during 2003. The result: A significantly revised safety and health system that will be implemented in 2004. The process involved critique and consultation across all operating and managerial levels to achieve Barrick’s philosophy that “No job is ever worth doing in an unsafe way.”

Partnering with communities to promote the well-being of children in Peru.

Barrick built a public school which provides children living near the Pierina mine with an education from kindergarten through high school, with a commitment to continue to build and equip new classrooms as required. To extend our community work, Barrick has partnered with WorldVision to bring development programs, with a special focus on the needs of children, to the communities around the Pierina Mine.

Funding health care initiatives where they are urgently needed in Tanzania.

Through our on-site clinic, our health initiatives at our Bulyanhulu Mine are affording the greater community access to state-of-the-art health care prevention techniques, diagnosis, and treatment. The Barrick-owned Kahama Mining Company, operators of the Bulyanhulu Mine, has also funded renovations and donated equipment to nearby government health centers and the district hospital. Kahama Mining is also partnering with AMREF – the African Medical and Research Foundation – in its health-education initiatives in Tanzania, with a special focus on tuberculosis, malaria and AIDS prevention.

Promoting diversity in the workplace and partnering with aboriginal groups in Canada.

In 2003, Barrick continued its long-standing support for the Tahltan First Nation’s communities in the vicinity of the Eskay Creek Mine in British Columbia. Mining jobs and apprenticeship programs for Tahltans are only the start of our commitment. Last year, support included a substantial financial contribution to assist the Dease Lake Community in their fundraising efforts toward construction of a community recreation center, as well as general assistance for the Tahltan First Nation people through the Barrick-Tahltan Legacy fund.

Protecting the environment through innovative technology in Australia.

Barrick’s Lawlers operation in Western Australia received the 2003 Golden Gecko Award for environmental excellence for innovative on-site landfill design. This site was also awarded the 2003 Golden Gecko Certificate of Merit for a scientific study on the uptake of heavy metals by plants.

OPERATIONS REVIEW

Barrick’s Portfolio of Properties

2003 Performance, 2004 Prospects

2003 demonstrated the value of having a diversified portfolio of properties. Overall, Barrick’s 12 operating mines reported a solid year, producing 5.51 million ounces of gold, at an average total cash cost of $189 an ounce1, in line with our targets. 2003 production was 3% lower than the prior year, primarily due to the closure of five mines depleted in 2002.

For the year, eight of Barrick’s mines met or exceeded expectations, with significant increases in production at Betze-Post and Kalgoorlie offsetting a decrease in production at Meikle and Bulyanhulu, where efforts were improving performance by year’s end.

Total cash costs for 2003 – although the lowest for all senior gold producers – were 7% higher than 2002. Below-plan performance at Meikle and Bulyanhulu plus increased royalty and mining tax payments due to rising gold prices more than offset decreased total cash costs at Round Mountain and Kalgoorlie.

North America

Barrick’s North American region consists of the Betze-Post and Meikle Mines (which collectively constitute the Goldstrike Property), Round Mountain and Marigold in the US, plus the Hemlo, Eskay Creek and Holt-McDermott Mines in Canada. North America is Barrick’s largest producing region, accounting for 60% of overall production. It contains proven and probable gold reserves representing 28% of our reserve base, or 24.2 million ounces.2

In 2003, North America produced 3.26 million ounces at average cash costs of $209 per ounce.

At the Company’s North American operations, production is projected to decline in 2004, as increased production and lower costs at Meikle and Hemlo will only partially offset decreased production at Betze-Post and Eskay Creek. In 2004, the Region is expected to produce between 2.95 and 3.02 million ounces, at an average total cash cost of $223 to $232 per ounce.

1.     See page 58 for a discussion of non-GAAP measures.

2.     For a breakdown of reserves and resources by category and a discussion of the differences in reported reserves under Canadian and US rules see page 109.

OPERATIONS REVIEW

South America

South America consists of the Pierina Mine and three significant development projects: Alto Chicama, Veladero and Pascua-Lama. (See “A Year of Building Mines,” page 14.)

In 2003, South America’s Pierina Mine produced 912,000 ounces at an average total cash cost of $83 per ounce, up from 898,000 ounces in the prior year at $80 per ounce. The region contains 44% of the Company’s overall proven and probable gold reserves, or 37.9 million ounces.

In South America, 2004 production will be substantially lower than in 2003. While Pierina was able to sustain production at the 900,000-ounce level for a full three years longer than originally planned, the mine will step down in 2004 to the 640,000 to 645,000-ounce range, as mining moves to reserve grade. While it remains one of the lowest-cost gold mines in the world, Pierina’s total cash costs will rise from $83 per ounce to $95 to $100 per ounce, primarily as a result of fewer ounces produced.

Australia/Africa

Barrick’s Australia/Africa region consists of the Kalgoorlie, Plutonic, Darlot and Lawlers Mines in Australia, and the Bulyanhulu Mine in Tanzania. Two development projects – Tulawaka in Tanzania and Cowal in Australia – are projected to commence production in early 2005 and 2006, respectively.

In 2003, Australia/Africa production reached 1.34 million ounces of gold at an average cash cost of $210 per ounce, compared to 1.28 million ounces at $196 per ounce for 2002. The region contains 28% of the Company’s overall proven and probable gold reserves, or 23.8 million ounces.

In the Australia/Africa region for 2004, Barrick’s five Australian operations are projecting collective production to range between 1.31 and 1.34 million ounces, at increased total cash costs of $219 to $233 per ounce.

2004 Prospects

Overall for 2004, the Company anticipates production of 4.9 to 5.0 million ounces at an average cash cost of $205 to $215 per ounce, as it continues construction on its pipeline of new mines, several of which are scheduled to enter production in 2005. At year-end 2003, proven and probable gold reserves remained virtually unchanged compared to 2002, at 86 million ounces. At a $375 gold price reserves are estimated at 92 million ounces. Two of the Company’s deposits contain significant silver that materially affect their valuation. Pascua-Lama’s contained silver within reported gold reserves is one of the largest in the world with 584 million contained ounces1, while Eskay Creek has 43 million contained ounces.

1. See page 113 for details.

RESERVES: REPLACEMENT AND GROWTH

Exploration

Seeking the Next New Find

Barrick has the lowest finding costs,
at $11 per ounce historically.

Over the past half decade, as other senior producers significantly cut back exploration spending, Barrick maintained a consistent commitment to finding new ounces. Barrick has already seen the first fruits of that investment with the Alto Chicama discovery in 2001, the industry’s largest grassroots gold find in a decade.

Barrick spent $137 million in 2003 on exploration, development and business development, and we expect to make another $110 million investment in 2004 (see fig. 4). The Company is exploring more than 95 projects in 9 countries, targeting 2-million-plus ounce deposits. Beyond our high-priority focus on six countries – Peru, Chile, Argentina, the US, Tanzania and Australia – we also forged new strategic partnerships in 2003 in Russia and Mongolia to open a window onto some of the world’s most prospective land positions.

Barrick has a robust and balanced pipeline of regional exploration projects (see fig. 5), building from grassroots and target delineation through drill testing and advanced exploration to reserve development. We have a disciplined exploration strategy that aims to maximize our chance of near-term discovery by having the best people on the best projects and advancing the best projects up the pipeline faster. Advanced exploration in 2004 will be focused on the Carlin Trend properties in Nevada, the Alto Chicama district in Peru, the Bulyanhulu district in Tanzania and Eskay Creek in Canada. Earlier stage exploration carried out in 2003 on properties in Australia, Chile, Argentina and Peru delineated targets for detailed follow-up in 2004. 2004 will also see a focus on bringing the Company’s inferred and refractory resources in and around our operating mines and development projects into reserves.

While no company can predict when the next new deposit will be found, we are doing all we can to ensure that the next big find will be a Barrick discovery.

RESERVES: REPLACEMENT AND GROWTH

Project Development

A Year of Building Mines

Barrick’s development program moves into high gear in 2004, as the Company accelerates work to bring five new mines into production from 2005 to 2008: The 28-million-ounce Veladero/Pascua-Lama District on the Chile/Argentina border, Alto Chicama in Peru, Cowal in Australia and Tulawaka in Tanzania. In addition to the construction work already underway at Veladero, Cowal and Tulawaka, the first half of 2004 should see construction commence at Alto Chicama following the approval of our Environmental Impact Statement (EIS), with teams on the ground working toward their 2005 start date.

(from left to right) Heavy mining equipment arrives at the site of Veladero’s open pit.
Crews prepare an access road in Peru.
Technicians drill wells that will deliver process water to Cowal.

At the Pascua-Lama property in the Veladero/Pascua-Lama District, we’re near completion of an optimization study, with the aim of submitting the project for Board approval in the first half of this year. Each of the new operations will be an open-pit mine, with synergies expected at several of the properties located near existing Barrick operations. Once fully operational, the five new mines in Barrick’s pipeline are projected to produce 2 million-plus ounces of gold a year at an average cash cost well below our current cash costs, with higher production and lower costs in the early years.

RESERVES: REPLACEMENT AND GROWTH

Veladero

With over 11 million ounces of gold reserves, Veladero will be the foundation of one of the world’s newest and largest gold districts, totaling 28 million ounces of reserves.

Description	>	Located in San Juan Province, Argentina; part of 28-million-ounce Veladero/Pascua-Lama District, situated at the northern end of the El Indio Belt, straddling the border of Chile and Argentina

	>	Valley-fill heap leach operation with two-stage crushing, similar to Barrick’s Pierina Mine

Background	>	Merger with Homestake Mining Company in December 2001 gave Barrick 100% of Veladero; formerly a joint venture owned 40% and 60% by Barrick and Homestake, respectively

Current	>	Proven and probable gold reserves of 11.1 million ounces; gold mineral resource of 1.5 million ounces
Mineralization
Status

Activities	>	EIS approval received October 15, 2003
Underway	>	Access road and camp construction commenced late 2003; completion expected May 2004
	>	Full project construction commenced November 2003
	>	Presently under construction: Truck shop, civil work preparation of valley-fill heap leach pad, primary and secondary crushing facilities and construction of the Merril-Crowe recovery plant
	>	Prestrip activities will begin second quarter 2004 with the delivery of the initial fleet of ten 240-ton haul trucks, front-end loaders and a hydraulic shovel

Timeline	>	Production targeted to commence late 2005

Capital Cost	>	$460 million
Estimate

Production	>	Gold production is expected to average 525,000 – 550,000 ounces per year at an average cash cost of
Profile		$155 – $165 per ounce[1,2] over the first ten years (higher production and lower costs are expected in the early years)

Pascua-Lama

Situated 6 kilometres from Veladero, Pascua-Lama (current gold reserves 17 million ounces)
expected to contribute low-cost gold production for decades.

Description	>	The 28-million-ounce Veladero/Pascua-Lama District is situated at the northern end of the El Indio Belt, straddling the border of Chile and Argentina
	>	Barrick plans to develop Pascua as part of a unified district, starting with Veladero

Background	>	Barrick acquired the Pascua property through the Lac Minerals Ltd. purchase in 1994, at which time, the property had proven and probable reserves of 1.8 million ounces

Current	>	Proven and probable reserves of 16.9 million ounces; gold mineral resource of 3.5 million ounces
Mineralization Status	>	Contained silver within reported gold reserves of 584 million ounces (296 million tons at a grade of 1.97 ounces per ton at an expected recovery rate of 78%)

1. See page 58 for a discussion of non-GAAP measures.
2. Subject to exchange rate fluctuations and applicable export duties.

RESERVES: REPLACEMENT AND GROWTH

Pascua-Lama (cont’d)

Activities	>	Optimizing feasibility study by: Evaluating synergies with Veladero and evaluating the impact of the
Underway		peso devaluation on the project’s economics

Timeline	>	Complete optimization in first half of 2004
	>	Production targeted to commence as early as 2008

Capital Cost/	>	The optimization study due to be completed in second quarter 2004 will determine the optimal cash cost,
Production		production profile and capital required to bring Pascua-Lama into production in 2008

Alto Chicama

The gold industry’s largest new grassroots discovery in a decade,
Alto Chicama will benefit from design synergies at Barrick’s Pierina Mine.

Description	>	Located in North-central Peru, about 175 kilometres from Barrick’s Pierina Mine
	>	Oxide mineralization similar to Pierina, with high-grade gold surface outcroppings and good metallurgy
	>	Open pit – crushing/leaching

Background	>	Barrick announced the Alto Chicama discovery on April 23, 2002

Current Mineralization	>	Proven and probable gold reserves of 7.2 million ounces[1]; gold mineral resource of 1.7 million ounces
Status	>	Excellent exploration potential within a 15 km radius of Lagunas Norte

Activities	>	EIS submitted in late September 2003; public audiences held mid-November 2003
Underway	>	All metallurgical work completed
	>	Basic engineering concluded September 2003; detail engineering 40% progress to date
	>	Powerline currently initiating construction bidding process
	>	Condemnation drilling concluded

Timeline	>	Construction to begin following EIS approval, anticipated by mid-2004
	>	Production targeted to commence third quarter 2005

Capital Cost	>	$340 million
Estimate

Production	>	Gold production is expected to average 535,000 – 560,000 ounces per year at an average cash cost of
Profile		$135 – $145 per ounce over the first decade (higher production and lower costs are expected in the earlier years, as mining begins on high-grade surface outcroppings)

1. For Canadian purposes only. For US reporting purposes, Industry Guide 7 as interpreted by the Staff of the US SEC applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Cbicama is classified for US reporting purposes as mineralized material.

RESERVES: REPLACEMENT AND GROWTH

Cowal

Planned as an open-pit mine, Cowal will constitute an important addition to Barrick’s Australian operations.

Description	>	Located in Central New South Wales (NSW), Australia, 350 kilometres west of Sydney

Background	>	Acquired as part of Barrick’s merger with Homestake Mining Company on Dec. 14, 2001
	>	Open-pit

Current	>	Proven and probable reserves of 2.5 million ounces; gold mineral resource of 1.6 million ounces
Mineralization
Status

Activities	>	Native Title Agreement signed in May 2003; Mining Lease granted in June 2003
Underway	>	Optimization study completed fourth quarter 2003
	>	Construction of infrastructure commenced January 2004

Timeline	>	Commencement of construction, first quarter 2004
	>	Production targeted to commence mid-2006

Capital Cost	>	$270 million
Estimate

Production	>	Gold production is expected to average 220,000 – 230,000 ounces at an average cash cost of
Profile		$235 – $245 per ounce[1] over the first decade

1. Subject to exchange rate fluctuations.

Tulawaka

Tulawaka, Barrick’s second mine in Africa, is a small, high-return property that is part of the Company’s plans to develop the vast potential of the Lake Victoria Gold District.

Description	>	Located in West Tanzania approximately 120 kilometres from the Bulyanhulu Mine

Background	>	Barrick acquired 70% of the project through the acquisition of Pangea Minerals Ltd. in 1999
	>	Open-pit operation, majority of gold recovered using gravity separation technology

Current	>	Proven and probable reserves (70% share) of 368,000 ounces; gold mineral resource of 45,000 ounces
Mineralization
Status

Activities	>	Installation of permanent camp facilities during the March – June period 2004
Underway	>	Detail design was initiated in December and will continue through April 2004
	>	Installation of process plant and off-site facilities during the May – November period 2004

Timeline	>	Commissioning will proceed in November 2004, with production targeted to commence in early 2005

Capital Cost	>	$34 million for (70%) project development
Estimate

Production Profile	>	Gold production is expected to average 70,000 – 75,000 ounces (70% share) annually, for 4 years, at an average cash cost of $170 – $180 per ounce

OPERATIONAL OVERVIEW

Operational Summary	North America

		Goldstrike	Goldstrike	Goldstrike	Round	Eskay Creek
For year ending December 31		Property	Open Pit	Underground	Mountain Mine	Mine

Operational Statistics
Tons Mined	2003	143,324	141,693	1,631	24,563	272
(000’s)	2002	144,533	142,898	1,635	31,573	254

Tons Processed	2003	11,663	10,041	1,622	31,470	275
(000’s)	2002	11,960	10,322	1,638	31,111	256

Grade Processed	2003	0.22	0.19	0.39	0.02	1.43
(ounces per ton)	2002	0.20	0.16	0.43	0.02	1.50

Recovery Race	2003	83.6%	82.0%	88.3%	–	93.7%
(percent)	2002	85.7%	83.3%	91.3%	–	93.7%

Gold Production	2003	2,111	1,559	552	393	352
(000’s of ounces)	2002	2,050	1,410	640	378	359

Mineral Reserves*	2003	19,145	15,685	3,460	1,583	941
(000’s of ounces)	2002	19,939	16,051	3,888	1,875	1,430

Financial Statistics
Production costs per ounce
Cash Operating Costs	2003	$220	$215	$234	$150	$48
	2002	209	221	184	172	36

Royalties and	2003	18	18	19	23	4
Production Taxes	2002	9	7	14	15	4

Total Cash Costs	2003	238	233	253	173	52
	2002	218	228	198	187	40

Amortization and	2003	72	53	122	54	132
Reclamation	2002	77	58	121	69	134

Total Production Costs	2003	$310	$286	$375	$227	$184
	2002	295	286	319	256	174

Capital Expenditures	2003	$51	$23	$28	$6	$5
(millions)	2002	46	12	34	8	8

2003

Barrick’s Total Production (ounces)	5,510,162
Barrick’s Total Cash Costs (per ounce)	$189
Barrick’s Total Mineral Reserves (ounces)	85,952,000

OPERATIONAL OVERVIEW

South
America	Africa	Australia

	Holt-
Hemlo	McDermott	Pierina	Bulyanhulu	Kalgoorlie	Plutonic	Darlot	Lawlers
Mine	Mine	Mine	Mine	Mine	Mine	Mine	Mine

4,178	557	39,501	945	48,677	14,180	876	1,152
4,114	520	32,311	944	46,324	14,289	840	4,746

1,971	559	–	980	7,171	3,010	879	806
1,906	520	–	1,075	7,051	3,532	849	718

0.14	0.17	0.07	0.36	0.07	0.12	0.18	0.13
0.15	0.17	0.08	0.39	0.06	0.01	0.18	0.16

95.0%	94.3%	–	88.1%	85.8%	89.9%	96.9%	95.8%
94.7%	94.6%	–	86.1%	82.6%	89.5%	97.2%	97.3%

268	90	912	314	436	334	155	99
269	84	898	356	360	307	145	113

1,744	55	2,768	10,907	5,894	2,646	1,135	402
2,118	154	3,602	11,653	5,551	2,533	1,269	509

$218	$239	$83	$235	$201	$185	$156	$241
216	173	80	190	215	175	160	171

8	–	–	11	8	8	8	8
8	–	–	8	7	9	8	8

226	239	83	246	209	193	164	249
224	173	80	198	222	184	168	179

40	131	182	123	48	31	52	42
40	96	191	102	57	38	47	42

$266	$370	$265	$369	$257	$224	$216	$291
264	269	271	300	279	222	215	221

$10	$-	$17	$36	$14	$44	$7	$14
6	7	5	56	14	20	7	7

* For reserve table see page 110.

Financial Strategy

“Barrick’s rating reflects its strong production profile,
favorable cost position, good reserve position, favorable political risk profile and strong balance sheet.”

- Moody’s Investor Service

Global strategy to support growth
Our financial strategy is designed to provide the sound foundation and resources to bring four major mines into production over the next four years, fund one of the largest exploration programs in the industry – and continue to grow our business on a global basis. Combined with our financial strength and flexibility, $1 billion in cash, the industry’s only A-rating and no net debt, and strong cash flow generation, Barrick is well positioned to seize new opportunities.

Just as we adopted a new operational design to manage our global footprint in the past year, we are focused on managing our capital globally – from project financing to managing risks associated with currency and interest rate fluctuations.

Financial flexibility
The key benefit of financial strength is the flexibility it provides us to achieve our growth objectives.

Specifically:

>	Flexibility gives us liquidity – the advantages that come from having strong operational cash flow, nearly $1 billion in cash and a $1 billion undrawn line of credit.
>	Flexibility in our forward sales program gives us the discretion to decide when within about a ten-year timeframe to deliver production against hedge contracts.
>	Finally, flexibility gives us the ability to finance the building of four major new mines without the need to issue a single new share.

New no-hedge gold policy
In 2003, our financial strength enabled us to institute a no-hedge gold policy, a significant departure from Barrick’s previous practice. While hedging has helped us sustain predictable revenue flows for most of our history, as a mature, financially strong Company with a strong production portfolio and development pipeline, we simply don’t need gold hedging as we did when we were essentially a one-mine company. Financial risk management has given the Company the ability to grow reserves and production, allowing us to significantly increase our leverage to the gold price. We have more than four out of every five ounces of reserves currently unhedged.

Our track record in global financial management, the flexibility to finance new mines, to buy back shares, to move into new regions with non-recourse financing and ultimately to grow this Company at reduced financial risk: These are the true signs of our ability to manage our capital structure optimally – and prudently grow the Company to maximize shareholder returns.

fig. 6 Gold Reserves Hedge Position

With more than four out of every
five ounces of reserves currently unhedged, Barrick has
significant leverage to the gold price.

Management’s Discussion and
Analysis of Financial
and Operating Results

Contents

Business Overview	pg. 22	Cash Flow Statement	pg. 41
Financial Results Overview	pg. 25	Liquidity and Capital Resources	pg. 41
Factors that May Affect Future Results	pg. 27	Operating Activities	pg. 43
Income Statement	pg. 30	Investing Activities	pg. 43
Gold Production and Sales	pg. 30	Financing Activities	pg. 44
Cost of Sales and		Balance Sheet	pg. 44
Other Operating Expenses	pg. 31	Canadian Supplement	pg. 44
Amortization	pg. 38	Critical Accounting Policies
Exploration, Development and		and Estimates	pg. 45
Business Development	pg. 38	Off-Balance Sheet Arrangements	pg. 51
Administration	pg. 39	Forward Gold Sales Contracts	pg. 51
Interest Expense	pg. 39	Contractual Obligations and
Other Income/Expense	pg. 39	Commitments	pg. 55
Non-Hedge Derivative Gains	pg. 39	Quarterly Information	pg. 57
Income Taxes	pg. 40	Non-GAAP Performance Measures	pg. 58
Statement of Comprehensive Income	pg. 41	Outstanding Share Data	pg. 61

This portion of our Annual Report provides a discussion and analysis of our financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2003, compared to those of the preceding year. This Management’s Discussion and Analysis has been prepared as of March 4, 2004. The consolidated financial statements prepared in accordance with US generally accepted accounting principles (US GAAP) are on pages 64 to 67. This Management’s Discussion and Analysis is intended to supplement and complement our financial statements and notes thereto for the year ended December 31, 2003 (collectively, our “Financial Statements”), which are included in this Annual Report. You are encouraged to review our Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. Certain notes to our financial statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in this Management’s Discussion and Analysis are in millions of US dollars, unless otherwise specified.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Overview

Company Overview
Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, gold production and reserves. Our operating mines and development projects are concentrated in three primary regions: North America, Australia/Africa, and South America. In 2003, 59% of our gold production came from North America. As our development projects commence production over the next several years, we expect that our South American region will make up an increasing proportion of our annual gold production.

We earn the majority of our revenue and generate cash flow from the production and sale of gold in both dore and concentrate form. Certain of our mines, in particular, Pierina and Eskay Creek, produce significant quantities of silver as a by-product, the revenue from which is deducted from operating costs, and therefore affects our cash operating costs per ounce. This will also be the case with two of our development projects – Pascua-Lama and Veladero.

Key Performance Drivers
The key drivers of financial performance in our business, include realized gold sales prices, gold production volumes and production costs per ounce. We focus on optimizing these performance drivers to maximize the profit contribution and operating cash flow generated by our mines. Because we operate in a capital-intensive industry, we invest significant amounts each year at our operating mines to maintain our productive capacity (referred to as “sustaining capital”); and also for mine expansion and to build new mines. Consequently, amortization expense forms a large component of our costs to produce gold.

Producing Mines
Our existing portfolio of operating mines mainly includes mature properties with stable production volumes. Most of the mines are currently processing ore at or near the average reserve grade. The mines produce at relatively low total cash costs per ounce1 compared to other senior gold producers, and they are presently generating substantial amounts of operating cash flow, which is available to fund our development projects and other growth opportunities that may arise. We closed five mines in 2002, on depletion of their reserves, which had the effect of lowering our annual gold production by about 0.3 million ounces in 2003. Overall, our total gold production decreased by 0.2 million ounces to 5.51 million ounces as our other mines produced 0.1 million more ounces of gold in 2003 compared with 2002. Due to the effect of mine sequencing over the last few years, the ore processed at Goldstrike, our largest mine, has been above the average reserve grade. However, as ore grades at Goldstrike have trended towards average reserve grades, we have experienced higher operating costs per ounce and lower annual production volumes. To some extent, we have been successful in mitigating the effects of these trends through cost management initiatives. In 2004, a continuation of the trend of declining grades at Goldstrike, together with Pierina production moving into lower grade areas, will lead to a further decline in production and increase in total cash costs per ounce1. We expect that in 2004, our total production will fall by about 0.5 to 0.6 million ounces and our average total cash costs will increase by about $15 to $25 per ounce1.

1.     For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and Mine Development
We also focus on finding new gold reserves. To the extent we can add gold reserves at our existing operations, we extend the lives of our mines and generate additional cash flow, increasing the rate of return on the capital we have invested. Prior to the recent gold price rally, the industry experienced an extended period of low gold prices. In contrast to many producers we have made a sustained investment in our exploration program. This program resulted in a major new gold discovery – Alto Chicama in Peru. By the end of 2003, our work at Alto Chicama allowed us to add 7.2 million ounces to reserves (for Canadian reporting purposes). At the end of 2003, we had proven and probable reserves of 86 million ounces of gold, based on a $325 gold price, after producing 5.51 million ounces in 2003 (6.5 million contained ounces), compared to reserves (for Canadian reporting purposes) of 86.9 million ounces in 2002 based on a $300 gold price. Several of our deposits contain a significant amount of silver within our reported gold mineral reserves, which is or will be produced as a by-product of the gold reserves. For example, Pascua-Lama contains 584 million ounces of silver.

We have a mine development program that we expect to contribute to production, earnings and cash flow, beginning with Veladero and Alto Chicama in 2005. By 2007, we expect this development pipeline to contribute a significant amount of gold production annually to our portfolio.

Commodity Price Risk
Our revenues are significantly impacted by the market price of gold, and to a lesser extent the market price of silver. We have historically used an extensive gold hedging program to manage our exposure to market gold prices. This program has provided substantial benefits to us in the form of realized gold sales prices in excess of market prices. The flexibility of our program has also allowed us to participate in a gold price rally, as we saw in 2003, when there was a substantial upward shift in market gold prices. Our 2003 earnings benefited from rising gold prices, with an average realized price of $366 per ounce, compared to an average spot gold price of $363 per ounce, an 8% increase from 2002. During first quarter 2004, spot gold prices were in the $400 per ounce range and many industry observers expect this gold price rally to be sustained, with the outlook for market gold prices generally positive.

In recognition of these market realities, we announced a No-Hedge policy on gold in fourth quarter 2003, under which we will not add any new gold hedge contracts and we expect to reduce our gold hedge position to zero over time. The unique flexibility in our gold hedge contracts enables us to deliver gold whenever we choose over the primarily ten-year terms of the contracts, allowing us to exploit gold market volatility in reducing the gold hedge position. In 2003, we reduced our gold hedge position by 14% or 2.6 million ounces. At the end of 2003, our gold hedge position represented 18% of our gold reserves (for Canadian reporting purposes), which means that 82% of our gold reserves are unhedged and exposed to changes in gold prices. One of our goals is a further reduction in the size of our gold hedge position; to that end, we have targeted a minimum 1.5 million ounce reduction in the position during 2004. The actual reduction may be higher than the target, depending on market conditions. By choosing to deliver a portion of our gold production into our gold hedge position to achieve our target, we may realize less than the market price of gold for this portion of our production, depending on market conditions.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

We also consume other commodities at our operations in the process of producing gold. These commodities include diesel fuel, electricity, propane and consumables such as acid and lime. Changes in the cost of these commodities impact our costs to produce gold. To the extent any such changes had a significant impact on our cash costs in 2003 compared to 2002, the changes are highlighted in this Management’s Discussion and Analysis.

We use forward silver sales contracts to sell a portion of our annual silver production. These contracts act as an economic hedge of our exposure to changes in market silver prices.

Currency Risk
Although we operate on four continents, all our revenues and approximately 70% of our cash expenditures are denominated in US dollars. Nearly half of our production comes from our United States mines, while most of our Peruvian and Tanzanian operating and capital expenditures – such as diesel fuel, reagents and equipment – are denominated in United States dollars.

Our main foreign currency exposures relate to cash expenditures at our Canadian and Australian mines that are denominated in local currencies. Like many other gold producers, our operations in Australia and Canada are affected by the performance of the Australian and Canadian dollar against the US dollar as our functional currency is the US dollar and a portion of our cash operating costs are denominated in the local currencies. Over the last two years, the Australian dollar has strengthened by 48% and the Canadian dollar by 23%. In 2003, our local currency costs were hedged at rates better than current market rates and we recorded hedge gains in our cash operating costs totaling $65 million. If we had not hedged our exposure to a weakening US dollar, our total cash costs would have been $12 per ounce higher in 2003. Our currency hedge positions provide a significant level of protection for our Australian and Canadian dollar costs for the equivalent of about three years.

At the end of 2003, we had approximately C$1.0 billion of our Canadian dollar exposures hedged at $0.68 (88% of expected total local capital and operating costs over the next three years) and approximately A$1.4 billion of our Australian dollar exposures hedged at $0.57 (73% of expected total local capital and operating costs over the next three years). Included in other comprehensive income at December 31, 2003 were unrealized pre-tax gains on currency hedge contracts totaling $280 million that will be matched with our operating costs over primarily the next three years to offset the impact of the strengthening Australian and Canadian dollar. We may add to our currency hedge position during 2004, subject to market conditions and depending upon the outlook for the US dollar.

Interest Rate Risk
Our interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, and interest receipts on our cash balances. In general, we are adversely affected by declining interest rates because we earn interest on our cash balances at market rates. Through our interest rate hedge program, we have been able to mitigate the impact of falling US dollar interest rates on these cash balances. On $650 million of our cash balances, we have fixed the interest return we are earning through 2006-2007 at 3.4%, with the remaining cash balances generating interest income at variable US dollar interest rates. Low interest rates also limit the growth in prices that we can expect to receive for any gold delivered under existing forward sales contracts in our hedging program.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

A large portion of our $760 million of long-term debt obligations are at fixed interest rates and are therefore not affected by changes in market interest rates. The exceptions are $350 million of our debentures where we have converted the interest rate from fixed to floating rates, and our $80 million of variable-rate bonds.

Financial Results Overview

For the years ended December 31
(in millions of US dollars, except per share and per ounce data)	2003	2002	2001

Gold sales	$2,035	$1,967	$1,989
Average spot gold price per ounce	363	310	271
Average realized gold price per ounce	366	339	317
Net income	200	193	96
Net income per share – basic and diluted	0.37	0.36	0.18
Operating cash flow	521	589	588
Operating cash flow excluding Inmet settlement[1]	607	589	588
Total assets	5,362	5,261	5,202
Total long-term debt	760	781	802
Cash dividends per common share	0.22	0.22	0.22

1.     For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

Income Statement

Earnings in 2003 were slightly higher than the prior year. We benefited from higher spot gold prices, which enabled us to realize a $27 per ounce higher selling price for our gold production (an increase in revenue of $150 million in comparison to 2002). However, in a higher spot gold price environment, we pay higher royalties, production taxes and income taxes. Royalties and production taxes increased by $5 per ounce, or $23 million, over the prior year, and our underlying effective income tax rate increased from 3% in 2002 to 20% in 2003, an increase of $38 million.

As a result of the closure of five mines in 2002 on depletion of their reserves, we produced and sold 3% fewer ounces in 2003 compared to the prior year. These five closed mines generated a profit contribution, before tax, of $42 million in 2002. At our current mines, cash operating costs per ounce excluding royalties and production taxes were $7 per ounce higher in 2003, mainly due to higher costs at Meikle and Bulyanhulu, which added $39 million to our cash operating costs.

We continued to invest heavily in exploration, mine development and business development in 2003, with a $33 million increase in costs over the prior year. Under US GAAP, development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. In 2003, we expensed $54 million of development costs, mainly at Veladero and Alto Chicama, compared with $52 million in 2002. The $24 million increase in exploration costs to $62 million, accounts for most of the increase in exploration, development and business development expense year over year.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings in both years included various items that significantly impacted the comparability of our results year on year. In 2003, the major items included gains of $71 million on non-hedge derivatives and gains totaling $39 million on the sale of various assets, offset by a $36 million higher charge for reclamation and closure costs following a change in accounting policy for these types of costs. We also recorded tax credits of $62 million in 2003. We released valuation allowances totaling $15 million in Argentina following the decision to begin construction at Veladero and the classification of mineralization there as a proven and probable reserve, $16 million in Australia due to higher levels of taxable income in a higher gold price environment, and $21 million in North America following a corporate reorganization. In 2002, we recorded a credit of $22 million due to the outcome of various tax uncertainties. These credits were offset by valuation allowances against unrecognized tax losses. The material items are explained in this Management’s Discussion and Analysis. We have summarized these items below to assist a reader in understanding the effect of the items on earnings.

Effect on earnings increase (decrease) ($ millions)

For the years ended December 31	2003		2002		2001

	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains (losses)	$71	$60	$(6)	$6	$33	$21
Inmet litigation costs	(16)	(11)	—	—	(59)	(41)
Gains on asset sales	39	31	8	5	9	6
Gains (losses) on investments	(12)	(12)	(4)	(4)	2	2
Changes in asset retirement obligation estimates	(10)	(10)	—	—	—	—
Severance costs	(9)	(6)	—	—	—	—
Cumulative effect of accounting changes	(17)	(17)	—	—	(1)	(1)
Merger and related costs	—	—	2	2	(117)	(117)
Tax credits	62	62	22	22	—	—
Tax losses not recognized	(23)	(23)	(43)	(43)	(45)	(45)
Impact of accounting change for reclamation costs	(36)	(25)	—	—	—	—

Cash Flow Statement

We generated $68 million less operating cash flow in 2003 compared to the prior year. Excluding the $86 million settlement of the Inmet litigation, our operating cash flow would have been $18 million higher in 2003. Higher realized gold selling prices in 2003 were partly offset by higher total cash costs and higher payments of income taxes. Both our cash expenditures for investing and financing activities increased in 2003. In part, this was as a result of increased capital spending with the construction start up at Veladero and $154 million spent on our share buy-back program.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors that May Affect Future Results

There are numerous factors, outside our control, that could cause results to differ significantly from our expectations. Some of these factors are described below. Derivative instrument risks, including credit, market, and liquidity risks, are described in note 11 (g) to our consolidated financial statements.

By their very nature, and as noted under “Forward-looking statements” on the inside back cover of this Annual Report, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, and projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this Management’s Discussion and Analysis as a number of important factors could cause actual results to differ materially from the plans, objectives, goals, targets, expectations, estimates and intentions expressed in such forward-looking statements.

Industry and non-company factors

As a gold mining company conducting business in the United States, Canada, Australia, Peru, Chile, Argentina, Tanzania and other countries, our revenues and earnings are affected by the condition of the economic and business environments specific to the geographic regions in which we operate. Factors such as commodity prices (gold and silver), interest rates, inflation and exchange rates impact the business and economic environment and ultimately the performance of our business in each region.

Our business is affected by the world market price of gold and other commodities as described on page 23. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond our control. These include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. Our business is also affected by the market prices of other commodities produced as by-products at our mines, such as silver and copper, as well as commodities which are consumed or otherwise used in connection with our operations, such as diesel fuel and electricity. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond our control.

We have some protection from falling market gold prices under our gold hedge position, but if the world market price of gold were to drop and the prices realized by us on gold sales were to decrease significantly and remain at such a level for any substantial period, or proceeds from the sale of by-products were to decrease significantly, or the cost of other commodities consumed were to increase significantly, our profitability and cash flow would be negatively affected. In such circumstances, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or develop some or all of our projects, which could have an adverse impact on our financial performance and results of operations.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

We conduct mining and development activities in many countries. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Our earnings are affected by the monetary policies of the Board of Governors of the Federal Reserve System in the United States. Bond and money market expectations about inflation and central bank monetary policy decisions have an impact on the level of interest rates, and gold lease rates, which can have an impact on earnings.

Our business is affected by the levels of market interest rates and gold lease rates, as described on page 24. A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on our cash balances. A significant prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and ultimately, the realized price under our fixed-price forward gold sales contracts.

Changes in the statutes, regulations and regulatory policies that govern our business activities in the geographic regions where we operate could impact our results.

Our domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on the costs of compliance and therefore adversely impact our financial condition or results of operations. The costs and delays associated with compliance with these laws and regulations could stop us from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development of a project.

Although we take what we believe to be reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would have a negative impact on our earnings.

Company-specific factors
Our financial performance will be influenced by our ability to execute the development of our new mines and also the success of our exploration program.

Our ability to sustain or increase our present levels of gold production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; estimated metallurgical recoveries; estimated capital and operating costs of such

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

projects; foreign currency exchange rates; and future gold and silver prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. It is possible that actual costs and economic returns may differ materially from our estimates or that we could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.

Gold exploration is highly speculative in nature. Our exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

Our financial performance will be influenced by our ability to achieve production and operating cost targets.

We prepare estimates of future production and total cash costs of production for our operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or total cash cost estimates could have an adverse impact on our future cash flows, earnings, and financial condition.

Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to ore reserves, such as the need for sequential development of ore bodies and the processing of new and different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Cash costs of production may be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services, and foreign currency exchange rates.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our best judgment of the most appropriate manner in which to record and report our financial condition and results of operations.

As detailed on pages 45 to 51, certain accounting policies and estimates have been identified as being “critical” to the presentation of our financial condition and results of operations as they

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)  require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (2) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The most critical estimate that affects our reporting of financial performance is the quantity of gold mineral reserves at our mineral properties.

Mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated content of gold will be produced. Fluctuations in the price of gold or by-product minerals, such as silver and copper, may render mineral reserves containing relatively low grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or for us to be unprofitable in any particular accounting period.

Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. This could cause us to reduce our reserves, which could have a negative impact on our financial results. Failure to obtain necessary permits or government approvals could also cause us to reduce our reserves. There is no assurance that we will obtain indicated levels of recovery of gold or the prices assumed in determining gold reserves.

Other factors

Other factors that may affect future results include changes in tax laws, technological changes, employee relations, the validity of mining claims and the title to our properties and competition with other mining companies.

We caution that the foregoing discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Barrick, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company-specific factors that may adversely affect future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf.

Income Statement

Gold Production and Sales

In 2003, we produced 0.2 million fewer ounces of gold than in 2002 following the closure of five mines in 2002 on depletion of their reserves. We expect gold production to decline again in 2004 by about 0.5 to 0.6 million ounces, before starting a rising trend again in 2005 as our development projects begin production. Beginning in 2005 and through 2007, as our development projects commence operations, we are targeting a rise in our production profile to between 6.8 and 7.0 million ounces by 2007.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2003, market gold prices rose to their highest level since 1997, averaging $363 per ounce, compared to 2002, when spot gold averaged $310 per ounce. Through selling a large portion of our gold production at spot gold prices, combined with the delivery of a portion of our production into our forward sales program, we realized an average price of $366 per ounce. This compares to an average realized price of $339 per ounce in 2002, when gold prices were lower and most of our gold production was sold under our higher priced forward sales contracts.

When spot gold prices are higher than the price under our forward sales contracts, as occurred in 2003, we can choose to sell all of our gold production into the spot market at the higher price and deliver into our forward sales contracts at a future date. We expect to deliver a component of our gold production into our fixed-price forward sales contracts in 2004 at prices below recent spot market prices to achieve our targeted reduction of 1.5 million ounces in our gold hedge position, with the ultimate price realized depending upon market conditions and the actual contracts into which we deliver.

As spot gold prices increase, the value of our gold mineral reserves and amount of operating cash flows rises. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also rises. The unrealized mark-to-market value changed from an unrealized loss of $639 million at the end of 2002 to an unrealized loss of $1,725 million at the end of 2003, primarily due to increasing spot gold prices (year end spot gold prices, 2003 – $415 compared to 2002– $347). Mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment. For additional detail see “Off-Balance Sheet Arrangements – Key Contract Terms and Conditions – Significance of mark-to-market gains and losses” on page 54.

Cost of Sales and Other Operating Expenses

For the years ended December 31	2003	2002
Total cash production costs – per US GAAP	$1,065	$1,065
Accretion expense and reclamation costs at our operating mines	(14)	(37)

Total cash production costs – per Gold Institute Production Cost Standard[1]	$1,051	$1,028

Ounces sold (thousands)	5,554	5,805
Total cash costs per ounce sold – per US GAAP (dollars)	$192	$183
Total cash costs per ounce sold – per Gold Institute Production Cost Standard[1] (dollars)	$189	$177

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs per Gold Institute Production Cost Standard1($/oz)

For the years ended December 31	2003	2002
Cost of sales at market foreign exchange rates	$210	$191
Gains realized on currency hedge contracts	(12)	(1)
By-product credits	(21)	(20)

Cash operating costs	177	170
Royalties	9	6
Production taxes	3	1

Total cash costs	$189	$177

1. We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. We have also presented a GAAP measure of cost per ounce as required by securities regulations that govern non-GAAP performance measures. Within this disclosure document our discussion and analysis is focused on the “total cash cost” measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout. See pages 58 to 61 for further information on non-GAAP performance measures.

In 2003, we produced 3% less gold than in 2002. Most of our mines exceeded their 2002 production levels in 2003, particularly Goldstrike Open Pit and Kalgoorlie. We experienced lower production at Goldstrike Underground and Bulyanhulu. Both of these mines had operational difficulties during 2003 which are discussed in more detail in their respective regional sections. The overall decrease in gold production compared with 2002 is primarily related to the closure of several mines in the second half of 2002 on depletion of their reserves. These mines produced 0.3 million ounces in 2002.

Total cash costs were 7% higher in 2003 primarily because of the operational difficulties at Goldstrike Underground and Bulyanhulu; mining and processing more lower grade ore in 2003 at some mines; plus higher royalty and mining production tax expenses due to higher spot gold prices in 2003.

In 2004, we expect to produce 4.9 to 5.0 million ounces at total cash costs of between $205 and $215 per ounce. The decrease in production from 2003 is primarily due to expected lower grades at Pierina and Goldstrike Open Pit. Total cash costs are expected to be higher as we expect to mine and process more lower-grade ore at these mines in 2004. The achievement of these production and cost targets is subject to the successful execution of our mining plan for 2004 at each of our operating mines.

Our production and cost targets assume current levels of plant capacity and performance. They are dependent on our ability to execute our mine plan, which in turn could be affected by variations in modeled versus actual grade, actual processing plant performance and the cost of consumables and other cost inputs such as diesel and energy costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

North America

			Total Cash Costs – per		Total Cash
	Production		Gold Institute Production		Costs – per
	(attributable ounces)		Cost Standard[1] ($/oz)		US GAAP ($/oz)
For the years
ended December 31	2003	2002	2003	2002	2003	2002
Goldstrike
Open pit	1,559,461	1,409,985	$233	$228	$234	$232
Underground	551,664	640,336	253	198	253	199

Goldstrike property total	2,111,125	2,050,321	238	218	237	222
Eskay Creek	352,070	358,718	52	40	53	41
Round Mountain	392,649	377,747	173	187	177	202
Hemlo (50% owned)	267,888	269,057	226	224	227	227
Holt-McDermott	89,515	83,577	239	173	240	176
Marigold (33% owned)	47,396	27,422	171	187	172	194

	3,260,643	3,166,842	$209	$193	$211	$198

1. For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

In both 2003 and 2002, we hedged substantially all of our total cash costs that are denominated in Canadian dollars, and therefore our total cash costs were not significantly affected by changes in market currency exchange rates in 2003. However, our total cash costs are impacted by changes in the average exchange rates under our currency hedge contracts. The average currency exchange rate under our hedge contracts was $0.65 in 2003 compared with $0.64 in 2002. The effect of the difference in this exchange rate on total cash costs was an increase of about $3 per ounce at our Canadian mines. In 2004, the average currency exchange rate under our currency hedge contracts is $0.67. The change in this average exchange rate in 2004 compared with 2003 is expected to cause about a $3 per ounce increase in total cash costs at our Canadian mines in 2004.

Goldstrike – Open Pit

The increase in production in 2003 compared with 2002 was due to higher ore grades mined from the pit. The mine produced 60,000 ounces more than the original plan for 2003, at marginally higher total cash costs. Higher than planned ore tons and grades were mined from the Northeast and 8th West laybacks, resulting in 15% higher grades processed for the year when compared with 2002, which was also better than the original plan for 2003. The 2% increase in total cash costs during 2003 compared to the prior year was mainly due to higher processing costs ($15 million or $9 per ounce), and higher royalties and production taxes ($19 million or $11 per ounce), offset by the effect of higher ore grades, which caused a $7 per ounce decrease in total cash costs. Higher processing costs reflected increased acid consumption ($2 million or $2 per ounce) related to high carbonate material mined, as well as higher acid prices ($6 million or $4 per ounce) and propane prices ($2 million or $2 per ounce), offset by lower mining costs ($16 million or $10 per ounce), facilitated by in-pit dumping and a reduced fleet size.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Production for 2004 is expected to be in the range of 1,340,000 to 1,360,000 ounces of gold at total cash costs in the range of $250 to $260 per ounce. Expected cost and production changes in 2004 are mainly as a result of the plan to mine closer to reserve grades. Actual total cash costs in 2004 will be affected by changes in the amount of royalty and production tax expenses, which in turn are affected by the market price of gold.

Goldstrike – Underground

During 2003, the mine produced 14% fewer ounces than the previous year, and 68,000 ounces less than the original plan for 2003 due to ground conditions, infrastructure completion, and remnant mining constraints. On a combined basis, these factors caused total cash costs to be about $49 per ounce higher than the previous year, combined with higher royalty and production tax expenses ($4 million or $6 per ounce). The same factors also caused total cash costs for 2003 to be about 16% higher than the original plan for the year. Production and costs continue to be affected by ground conditions at Rodeo and the mining of remnant blocks at Meikle. Ground support rehabilitation efforts are ongoing and have proven successful in providing increases to Rodeo production. Remnant mining at Meikle has been re-sequenced to maximize ore recovery and ground stability.

Production for 2004 is expected to be in the range of 590,000 to 610,000 ounces of gold at total cash costs in the range of $245 to $255 per ounce. Higher production assumes that we will achieve higher recoveries and expected cost improvements assume both higher recoveries and less dependence on mining remnant stopes. Our actual total cash costs in 2004 will also be affected by the actual amounts of royalty expenses and production taxes, which in turn are affected by the market price of gold.

Eskay Creek

Gold production in 2003 decreased by 2% compared to the prior year, primarily due to an anticipated grade reduction, partially offset by an increase in the mining rate. Production for 2003 was essentially in line with the original plan for the year. The increase in costs for the year compared to 2002 is mainly attributable to lower production levels, combined with higher average smelter costs due to higher penalties for mercury and other impurities ($10 per ounce higher). Total cash costs for the year were about 19% better than the original plan for the year due to the impact of higher silver by-product credits.

Eskay Creek produces a significant quantity of silver as a by-product (17 million ounces in 2003). Total cash costs per ounce are significantly affected by both the quantity of silver produced and realized silver sales prices. In 2003, we produced 0.8 million ounces less silver than the previous year due to lower silver ore grades, which was partly offset by an increase in realized silver sales prices from $4.74 per ounce to $4.84 per ounce, resulting in a $4 per ounce increase in total cash costs.

Production for 2004 is expected to be in the range of 300,000 to 310,000 ounces of gold at higher total cash costs of between $100 and $105 per ounce. Expected lower production and higher costs assume that we will be mining lower grade ores and mining further away from primary facilities. Our actual total cash costs in 2004 will also be affected by the quantity of silver produced as a by-product and realized silver selling prices, which in turn will be affected by silver spot market prices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Round Mountain (50% owned)

The increase in ounces produced during 2003 compared to 2002 resulted from higher recoveries from the dedicated leach pad. The mine produced 8% more gold than the original plan for 2003, at 13% lower total cash costs than plan. A draw down in circulating gold loadings due to a carbon plant expansion, increased side slope leaching, and continued production from a non-active leach pad all contributed to higher recoveries. In 2003 total cash costs decreased by 7% due to higher production levels, which included production of more low-cost ounces as a result of improved recoveries from the leach pads.

Our share of production for 2004 is expected to be in the range of 355,000 to 365,000 ounces of gold at total cash costs between $205 and $215 per ounce. Production is expected to decrease in 2004 due to a lower contribution from leach pad recoveries. Expected higher total cash costs per ounce in 2004 are a result of expected lower production levels and increased processing of stockpiled ore.

South America

			Total Cash Costs – per		Total Cash
	Production		Gold Institute Production		Costs – per
	(attributable ounces)		Cost Standard[1] ($/oz)		US GAAP ($/oz)
For the years
ended December 31	2003	2002	2003	2002	2003	2002
Pierina	911,723	898,228	$83	$80	$87	$101

1. For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

2003 production was 2% higher than the prior year due to an 18% increase in productivity. Production and total cash costs in 2003 were essentially in line with the original plan for the year. The mine successfully implemented improvements to the crusher system, which has increased tons placed on the pad. The increased tonnage was offset by planned lower grades, which caused a $1 per ounce increase in total cash costs. Pierina also produces a quantity of silver as a by-product (1.7 million ounces in 2003). Total cash costs per ounce are affected by both the quantity of silver produced and realized silver sales prices. In 2003, compared to 2002, we produced 0.6 million fewer silver ounces, partly offset by increased silver prices, which caused a $2 per ounce increase in total cash costs.

2003 was the mine’s last year of production in the 900,000-ounce range. In 2004, the mine is expected to experience lower production levels as mining moves to lower grade areas in the open pit. Due mainly to lower expected ore grades, the mine is expected to produce between 640,000 and 645,000 ounces of gold with total cash costs between $95 and $100 per ounce in 2004.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia/Africa

			Total Cash Costs – per		Total Cash
	Production		Gold Institute Production		Costs – per
	(attributable ounces)		Cost Standard[1] ($/oz)		US GAAP ($/oz)
For the years
ended December 31	2003	2002	2003	2002	2003	2002
Plutonic	333,947	307,377	$193	$184	$193	$186
Darlot	154,977	145,443	164	168	165	170
Lawlers	99,223	113,291	249	179	250	184
Kalgoorlie (50% owned)	436,098	360,025	209	222	212	228

	1,024,245	926,136	200	196	203	200
Bulyanhulu	313,551	356,319	246	198	260	199

	1,337,796	1,282,455	$210	$196	$216	$199

1. For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

In both 2003 and 2002, we hedged substantially all of our total cash costs that are denominated in Australian dollars, and therefore our total cash costs were not significantly affected by changes in market currency exchange rates in 2003. However our total cash costs are impacted by changes in the average exchange rates under our currency hedge contracts. The average currency exchange rate under oar hedge contracts was $0.55 in 2003 compared with $0.54 in 2002. The effect of the difference in this exchange rate on total cash costs was an increase of about $4 per ounce at our Australian mines. In 2004, the average currency exchange rate under our currency hedge contracts is $0.58. The change in this average exchange rate in 2004 compared with 2003 is expected to cause about an $11 per ounce increase in total cash costs at our Australian mines in 2004.

Plutonic

In 2003, production was 9% higher than 2002 and 13% higher than the original plan for the year, due to an increase in processing of higher-grade underground ore. In 2002, a substantial low-grade stockpile was processed. Higher total cash costs per ounce in 2003 compared with 2002 were primarily due to mining various lower-grade open pits; additional costs for pumping pit water combined with restricted mining rates from cyclonic storms earlier this year; and costs incurred to maintain pit slope stability. Total cash costs in 2003 were in line with the original plan for the year.

Production for 2004 is expected to be between 315,000 and 320,000 ounces of gold at total cash costs between $185 and $195 per ounce. The expected production decrease is due primarily to a decrease in open pit ore tons mined. Total cash costs are expected to be 4% lower as a result of the benefits of a paste fill plant commissioned in third quarter 2003. Expected benefits from this plant include improved ore recovery, reduced mining dilution and improved mining flexibility, which are expected to result in lower total cash costs.

Kalgoorlie (50% owned)

In 2003, the mine produced 21% more gold than the prior year and 27% higher than the original plan for the year, due to higher ore grades and better gold recovery rates. Kalgoorlie is an open-pit mine that was historically an underground mine. As areas of the old underground mine are excavated through open-pit mining, mining captures high-grade pillars that result in higher processed

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ore grades. Operating improvements, higher ore grade and lower sulphur content contributed to higher gold recoveries. The 6% lower total cash costs compared to the prior year, 12% lower than the original plan for the year, was mainly due to the impact of higher ore grades ($36 per ounce decrease) and improved recovery rates ($3 per ounce decrease).

Our share of production for 2004 is expected to be between 395,000 and 400,000 ounces of gold at total cash costs of between $230 and $240 per ounce. The expected production decrease is due to expected lower grades and planned maintenance on the SAG mill. The expected increase in cash costs is due to lower expected production levels and marginally higher anticipated costs in the open pit.

Bulyanhulu

2003 production was 12% lower than the prior year due to higher mining dilution, which resulted in lower than planned processed ore grades. Total cash costs for 2003 were higher than the prior year due to lower production levels and lower processed ore grades, which caused a $14 per ounce increase in total cash costs. Higher costs related to maintenance and supplies also contributed to the increase in total cash costs. Compared to the original plan for 2003, production was 24% lower and total Cash costs were 41 % higher than plan for the same reasons as the year over year variance.

Late in third quarter 2003, the mine established a stabilization plan following production difficulties in the first part of the year. During the fourth quarter, the mining rate averaged 2,790 tons per day – a 7% improvement over the stabilization plan mining rate. With the successful completion of a flotation plant expansion and adjustments made through the first half of the year, gold recovery rates are now averaging 88.5%, up from 88.1%, with a positive impact on total cash costs per ounce.

Production for 2004 is expected to be between 360,000 and 365,000 ounces of gold at total cash costs between $240 and $260 per ounce. The expected production increase is due to expected higher grades and increased mining productivity as a result of the stabilization plan. Total cash costs are expected to be similar to 2003. Both the production and total cash cost estimates for Bulyanhulu for 2004 are contingent on improvements from the stabilization plan. While the implementation of this plan is underway, we anticipate that it will take until the end of 2004 to complete.

Accretion and Other Reclamation/ Closure Costs

Accretion and other reclamation/closure costs, which includes certain reclamation costs, accretion expense and other costs and expenses, increased by $49 million over 2002 to $83 million in 2003. Following the adoption of FAS 143 in 2003, our accounting treatment for these costs changed. Previously, we accrued these costs over the life of our mines using the units of production method. Under FAS 143, we only accrue and amortize legal obligations to carry out reclamation and closure activities over the mine lives, while other reclamation costs are expensed as they are incurred. We are also required to discount legal reclamation obligations and accrue an interest-like cost over the period to time of settlement (accretion). In addition to the cumulative effect of the change, as compared to the prior year, this change in accounting policy resulted in a $36 million increase in these costs in 2003. We also revised our cost estimates for asset retirement obligations at various closed mines, resulting in a $10 million charge to earnings in 2003.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization

Our amortization expense mainly arises on property, plant and equipment at our operating mines. The majority of these assets are amortized on a units of production basis. As a result, .amortization expense is affected by the overall quantity of gold produced and sold, changes in reserve estimates, and the mix of production across our mines. We produced 0.2 million fewer ounces in 2003 than in 2002, consisting of a 0.3 million ounce decline at five mines that closed on depletion of reserves in 2002, offset by a 0.1 million ounce increase at our other mines. At the closed mines, most assets had been fully amortized by 2002, therefore the decrease in production from these mines in 2003 did not lead to a significant reduction in amortization expense. Conversely, the 0.1 million ounce increase in production at other mines, combined with the effect of a change in production mix, led to an overall $3 million increase in our amortization expense. The overall increase in average amortization per ounce from $85 per ounce to $90 per ounce reflects this changing production mix, as well as the impact of changes in reserve estimates. For details of the impact of changes in reserve estimates on amortization expense in 2003 and 2002, refer to page 47. For an explanation of how we calculate amortization per ounce, refer to page 61. For 2004, we expect amortization to be in a range of $480 million to $490 million. Our actual amortization expense in 2004 will be affected by actual gold production at each of our mines in 2004.

Exploration, Development and Business Development

Our exploration strategy is to maintain a geographic mix of projects at different stages in the exploration process. Our early stage exploration effort focuses on five major areas where we possess significant infrastructure: the United States, Peru, Australia, Chile/Argentina and Tanzania.

Exploration, Development and Business Development Expense

For the years ended December 31	2003	2002	2001
Exploration costs
North America	$19	$13	$17
Australia/Africa	24	17	17
South America	19	8	25
Development project costs
Veladero	18	20	26
Alto Chicama	29	29	—
Other	7	3	—
Other/Business Development	21	14	18

	$137	$104	$103

In 2003, we continued to invest in our exploration program with costs increasing from 2002 levels in all three of our regions to support the ongoing level of activities. During 2003, we incurred development expenditures at each of our development projects. Under US GAAP, development expenditures are not capitalized until after mineralization is classified as a proven and probable reserve in accordance with US reporting standards. Our most significant expensed development expenditures in 2003 were incurred at our Veladero and Alto Chicama projects. We expensed development costs at Veladero until October 1, 2003, when the project achieved the criteria needed to classify material as a reserve under SEC rules. For a detailed description of the nature and status of each of our development projects please refer to pages 14 to 17 of this Annual Report, which are incorporated by reference in this Management’s Discussion and Analysis.

In 2004, we expect our exploration, development and business development expense to be about

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MANAGEMENT’S DISCUSSION AND ANALYSIS

$110 million. We expect to capitalize all development costs at Veladero in 2004. At Alto Chicama, we will continue to expense development costs until the mineralization there qualifies as a reserve under SEC rules. Our actual development expense will be affected by the timing of when mineralization at Alto Chicama qualifies as a reserve under SEC rules. If we experience a delay in this expected timing, this could cause an increase in expensed development costs. Our exploration expense reflects our planned funding of our various exploration projects. We may spend more or less on these projects depending on the results of ongoing exploration activities, and we may also fund further exploration projects in addition to the presently planned projects for 2004.

Administration

Administration costs of $83 million were $19 million higher than in the prior year, mainly due to severance costs ($9 million), as well as higher legal fees, corporate insurance costs, and regulatory compliance costs. For 2004 we expect administration costs to be about $80 million.

Interest Expense

We incurred $49 million in interest costs and financing charges in 2003, related mainly to our debentures and our Bulyanhulu project financing. We use interest rate swaps to manage the effective rates of interest we pay on our long-term debt. On $350 million of our $500 million debentures, we have converted the fixed 7.5% interest rate to a floating rate through 2007, taking advantage of low market floating interest rates. On our Bulyanhulu financing, we have taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7%. Our overall effective interest rate declined from 7.2% in 2002 to 5.8% in 2003, due to the decline in market interest rates. In 2003, we capitalized $5 million of interest at Cowal and Veladero compared to 2002, when we capitalized $2 million at Cowal. In 2004, we expect to capitalize about an additional $17 million of interest to reflect a full year of capitalization at Veladero. We may also capitalize further amounts of interest on other development projects after they achieve SEC reserve status or receive internal approval to begin construction activities.

For 2004, we expect to incur interest of about $49 million on our existing debt obligations, Interest expense on our existing long-term debt obligations is expected to decline to about $27 million, after capitalizing about $22 million at Cowal and Veladero. Our actual interest expense on existing debt obligations, as well as amounts of interest capitalized, will be affected by changes in market interest rates on variable rate debt obligations, as well as whether other development projects meet US GAAP criteria for interest capitalization during 2004.

Other Income/Expense

In 2003, we earned an effective interest rate on our cash of 3.4%, unchanged from 2002. Through interest rate swaps, we earned a fixed rate of 3.4% in 2003 on most of our cash balances, with any excess cash balances earning interest at market interest rates. In 2003, we also realized pre-tax gains of $39 million on the sale of various land positions and assets at mines that closed in previous years. We may sell further assets in 2004. We also recorded losses of $12 million on various investments, arising mainly on investments held in a post-retirement benefit plan.

Non-Hedge Derivative Gains

Non-hedge derivative gains and losses arising on derivative instruments used in our risk management strategy that do not qualify for hedge

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MANAGEMENT’S DISCUSSION AND ANALYSIS

accounting treatment are recorded in earnings. These gains and losses do not include the unrealized mark-to-market loss on our fixed-price forward gold sales contracts. The gains and losses occur because of changes in commodity prices, currency exchange rates and interest rates.

In 2003, non-hedge derivative gains of $17 million on non-hedge currency contracts were caused primarily by the impact of a strengthening Australian dollar. We also recorded gains of $32 million on interest-rate and gold lease rate swaps in 2003. The fair value of these swaps is affected mainly by changes in either US dollar interest rates or gold lease rates. A 50-basis point decline in gold lease rates in 2003 was the main driver of these gains. Based on historic sensitivities and assuming no change in the size of our gold lease rate swap position, the effect of a 1% decrease in interest rates on the fair value of the swaps would be a $32 million gain for a 1% change in gold lease rates and a $10 million gain for a 1% change in US dollar interest rates. In 2003, we also recorded gains due to hedge ineffectiveness of $19 million. These gains mainly arose on currency contracts, where because of changes in the expected timing of forecasted expenditures – the contracts no longer qualify for hedge accounting treatment, with the effect that gains or losses are recorded immediately in earnings, rather than being matched with the originally hedged items.

Income Taxes

In 2003, we recorded a tax expense of $5 million compared to a tax recovery of $16 million in 2002. In 2002, the tax recovery of $16 million reflected an underlying effective tax expense of $6 million (effective tax rate of 3%) offset by a credit of $22 million following the resolution of certain tax uncertainties. The relatively low effective tax rate in 2002 was mainly because a significant portion of our earnings was generated in a low tax-rate jurisdiction.

In 2003, we recorded an underlying income tax expense of $44 million (underlying effective tax rate of 20%), offset by a net release in deferred tax valuation allowances of $39 million, including $15 million in Argentina, $16 million in Australia and $21 million in North America. The increase in our underlying effective tax rate is due primarily to higher spot gold prices that lead to us generating larger amounts of taxable income in higher rate tax jurisdictions. The release of tax valuation allowances in North America reflects a corporate reorganization that enabled us to utilize certain tax assets. We released valuation allowances totaling $15 million in Argentina after we approved a construction start up at Veladero in fourth quarter 2003 and classified mineralization as a proven and probable reserve under SEC rules. In other instances, the release of valuation allowances reflects higher levels of taxable income due to higher market gold prices.

Should gold prices remain in the $400 per ounce range, we expect our underlying effective tax rate, excluding any further release of deferred tax valuation allowances, to rise to about 30% as a larger portion of our earnings would come from tax jurisdictions with higher tax rates. Our underlying income tax expense will also be affected by the quantity of gold production delivered under our fixed-price forward sales contracts, and the actual prices realized for any deliveries under these contracts, due to the impact of varying levels of taxation that exist between the various tax jurisdictions in which we operate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our income tax expense is also affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a further sustained upward trend in gold prices may result in further releases of valuation allowances with corresponding tax credits recorded in earnings. See also pages 49 and 50 for further information on deferred income tax valuation allowances.

Statement of Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as “other comprehensive income” and excluded from the income statement.

In 2003, other comprehensive income mainly included gains of $349 million arising on our cash flow hedge contracts and the transfer of $110 million of the gains on the cash flow hedges to earnings during the year.

Cash Flow Statement

Liquidity and Capital Resources

Liquidity risk

The objective of our liquidity management is to ensure we have the ability to generate or obtain sufficient cash or its equivalents on a timely and cost-effective basis to meet our commitments as they fall due. The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities. Liquidity risk is managed dynamically, and exposures are regularly measured, monitored and mitigated. The primary factors that can potentially adversely affect our liquidity are realized gold sales prices; cash production costs; capital expenditure requirements at our operating mines and development projects; and scheduled repayments of long-term debt obligations. Our past and future non-cash working capital requirements have not and are not expected to materially affect our liquidity. Outstanding derivative financial instruments are not expected to pose a significant risk to our liquidity, because, unless we breach the covenants affecting these financial instruments, which we believe to be unlikely, the counterparties to outstanding derivative instruments cannot require settlement of the derivatives and we are not subject to any margin calls.

Historic sources of liquidity

In previous years, our main sources of liquidity have been our cash inflow from operating activities, our large cash position, and our various debt-financing facilities. Currently, our debt facilities include our publicly traded debentures, our Bulyanhulu project financing, and our undrawn $1 billion revolving credit facility with a syndicate of global banks.

In the last three years, we have generated a total operating cash inflow of $1.7 billion. We expect to continue to generate significant operating cash flow over the next few years, providing we can maintain our present production levels and also

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MANAGEMENT’S DISCUSSION AND ANALYSIS

provided that there is no material decline in the spot price of gold. We expect capital needs of over $2 billion during the next four years to build our development projects, as well as between $100 and $200 million per year for sustaining capital at our existing operations. Our alternatives for sourcing this capital include our $1 billion cash position, our $1 billion credit facility, our future operating cash flow, project financings and public debt financings. We are evaluating these alternatives to determine the optimal mix of capital resources for the projects. We expect that, absent a material adverse change in a combination of these sources of liquidity, our present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.

Liquidity management

Our liquidity management approach is designed to ensure that reliable and cost-effective sources of cash are available to satisfy current and prospective commitments. The Corporate Treasury function has global responsibility for the implementation of liquidity management policies, strategies and plans. The Finance Committee provides oversight for liquidity management and liquidity policies and receives regular reports on our liquidity.

We manage our liquidity position on a consolidated basis. When managing the flow of liquidity between different legal entities within our consolidated group, we take into account the tax and regulatory considerations associated with each jurisdiction. While such tax and regulatory considerations add a degree of complexity to internal fund flows, our consolidated liquidity management approach takes into account the funding demands associated with intra-group requirements.

The assessment of our liquidity position reflects management estimates and judgments pertaining to our ability to generate operating cash flow, our capital needs, our credit capacity and our assessment of likely future debt market conditions. We consider our liquidity profile to be sound as there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to result in a material adverse change in our current liquidity position.

Diversification of funding sources is an important component of our overall liquidity management strategy since it expands funding flexibility, minimizes funding concentration and dependency and generally lowers financing costs. We also seek to mitigate certain risks through the use of nonrecourse project financing.

Credit ratings

Our ability to access unsecured funding markets and our financing costs in such markets are primarily dependent upon maintaining an acceptable credit rating. While our estimates suggest that a minor downgrade would not materially influence our funding capacity or costs, we recognize the importance of avoiding such an event and are committed to actions that should reinforce existing external assessments of our financial strength.

A deterioration in our credit rating would not adversely affect our existing debt obligations or gold sales contracts. There are a number of factors that are important to our “A” credit rating, including: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our cash generating ability, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our relatively low geo-political risk profile due to the location of our mines.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Like most financial contracts, our revolving credit facility and our gold sales contracts require us to comply with certain financial covenants. These covenants include:

a)	Maintaining a minimum consolidated tangible net worth of at least $2.0 billion (our consolidated net worth as at December 31, 2003 was $3.5 billion); and

b)	Maintaining a maximum long-term debt to consolidated net worth ratio below 1.5:1 (the ratio as at December 31, 2003 was under 0.25:1).

The calculation of net worth excludes the unrealized mark-to-market gain or loss on our derivative instruments and gold sales contracts.

In the unlikely event that we breach one of these covenants, we would be in default of our forward gold sales contracts, which could result in the counterparties requiring settlement of these contracts; the syndicate of banks in our credit facility could require repayment of amounts outstanding at that time.

Capital structure

We regularly review our capital structure with an overall goal of lowering our cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and to ensure that we have access to cash for strategic purposes.

Following a review of our capital structure during 2003, we concluded that a share buyback program would be consistent with these overall goals. In view of the high levels of operating cash flow we are generating at current gold prices, the high levels of liquidity that exist in the capital markets presently, and because we believe that our current share price represents an attractive buying opportunity, we initiated a share buyback program. In 2003, we repurchased 8.75 million shares at a total cost of $154 million. We may continue to execute this share buyback program in 2004, subject to market conditions, and provided that we can accomplish this without significantly impacting our liquidity.

Operating Activities

Our operating cash flow is significantly affected by the volume of gold sales, as well as realized gold prices and cash operating costs. In 2003, our average realized gold sales price increased by $27 per ounce over 2002, although this was offset by a $12 per ounce increase in total cash costs. The effect of these changes, combined with a 4% decrease in ounces sold, was a $54 million increase in our operating cash flow in 2003 compared to 2002. Other year on year changes included a $45 million decrease in payments of reclamation and closure costs and a $59 million increase in cash payments for income taxes. Operating cash flow in the last two years included a payment of $86 million in 2003 for the Inmet settlement and $50 million in 2002 for merger-related costs related to the 2001 merger with Homestake.

Investing Activities

Our most significant ongoing investing activities are for capital expenditures at our mines. Annually, we invest in sustaining capital at our mines, including expenditures relating to underground development activities. We also incur significant capital expenditures in the development and construction phases of new mines, although the yearly level varies depending on the status of our development projects.

In 2003, expenditures were mainly for sustaining capital and underground development at our operating mines. We spent a total of $217 million on sustaining capital in 2003, an increase of $18 million over 2002. The increase in 2003 mainly relates

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MANAGEMENT’S DISCUSSION AND ANALYSIS

to investments at Plutonic to support a transition to owner operated mining from contractor mining. We also spent $105 million at our development projects in 2003, an increase of $76 million over the prior year, mainly attributable to the construction start up at Veladero in 2003. For 2004, we expect to spend a total of about $770 million, including $191 million for sustaining capital, which is similar to 2003, and $579 million at our development projects ($273 million at Veladero, $49 million at Cowal, $211 million at Alto Chicama, $35 million at Tulawaka, and $11 million at Pascua). We may increase capital spending for Pascua in 2004, depending on the timing of Board approval to begin construction at the project.

We also realized proceeds of $48 million from various asset sales in 2003, and spent $55 million on investments in other mining companies, including a $40 million investment in Highland Gold.

Financing Activities

Our most significant ongoing financing activities are repayments/drawdowns of debt obligations; dividend payments; proceeds from issuing capital stock on exercise of stock options; and purchases of common shares under our share buyback program.

The most significant financing cash flows in 2003 were $29 million received on the exercise of employee stock options, dividend payments totaling $118 million, and $154 million spent repurchasing 8.75 million common shares under our share buy-back program. We also made scheduled payments under our long-term debt obligations totaling $23 million in 2003.

For 2004, we will be required to make scheduled long-term debt repayments of $41 million. The amount of any dividends will be determined by the Board of Directors.

Balance Sheet

Working Capital

Our working capital position (current assets less current liabilities) increased by $176 million in 2003 as compared to 2002. This increase was mainly a result of an increase in other current assets combined with a decrease in other current liabilities. Other current assets include the unrealized mark-to-market gain on certain cash flow hedge contracts that mature in 2004, which increased by $122 million due to the strengthening of the Australian dollar and Canadian dollar against the US dollar. Other, current liabilities decreased by $165 million mainly due to the settlement of the Inmet litigation and payments of income tax installments during 2003.

Canadian Supplement

In note 23 to our consolidated financial statements we have provided a reconciliation between Canadian and US GAAP, including a description of the material differences affecting our balance sheet, income statement and statement of cash flow. The principal continuing reconciling differences relate to the amortization of property, plant and equipment and intangible assets recorded under Canadian GAAP. These differences arise due to differences in the carrying amounts of assets and of amortization methods under Canadian GAAP when compared to US GAAP, as described in note 23 to our consolidated financial statements. We also expect to see continuing differences in our accounting for

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MANAGEMENT’S DISCUSSION AND ANALYSIS

exploration and development expenditures. Some expenditures that qualify for capitalization under Canadian GAAP are expensed under US GAAP. The major expenditures in 2004 that will be affected by this GAAP difference are expenditures on our Alto Chicama project, which will not qualify for capitalization under US GAAP until mineralization at the project qualifies as a reserve under SEC rules. We will be required to adopt a new accounting standard under Canadian GAAP in 2004 for reclamation and closure costs. This accounting standard will, to a large extent, conform our accounting policy for such costs with FAS 143 under US GAAP, except that the transitional rules under this new Canadian standard may result in some continuing differences. The other GAAP differences that affected the reconciliation of earnings under US GAAP compared with Canadian GAAP were primarily due to facts and circumstances related to the years presented and are not necessarily indicative of continuing trends that will cause material GAAP differences in future years.

Critical Accounting Policies and Estimates

Accounting Policy Changes

Effective January 1, 2003, we changed our accounting policy for the amortization of underground development costs, and we adopted FAS 143, Asset Retirement Obligations. These accounting changes are described in note 2 to our consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact our financial statements, The following accounting estimates are critical:

>	amortization of property, plant and equipment and capitalized mining costs;

>	impairment assessments of long-lived assets;

>	asset retirement obligations;

>	the measurement of deferred income tax assets and liabilities and assessment of the need to record valuation allowances against those assets;

>	the valuation of derivative instruments and measurement of gains and losses on cash flow and fair value hedges that are recorded in other comprehensive income; and

>	contingencies.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this Management’s Discussion and Analysis.

Property, Plant and Equipment and Other Long-Lived Assets

Property, plant and equipment, which totaled $3.1 billion at December 31, 2003, represents a significant portion of our assets (58%). The application of our accounting policies for these assets has a material impact on our earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In particular, under our accounting policies we record amortization expense based on the estimated useful economic lives of these assets, and we periodically undertake impairment assessments. The most significant estimate that affects these accounting policies is estimated quantities of proven and probable mineral reserves. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision (upward or downward) to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices as well as the results of drilling and exploration activities. Estimates of reserve quantities can also change due to changes in expected cash production costs. We calculate reported reserve estimates in accordance with rules and regulations governing these estimates. However, because of the subjective decisions we have to make, as well as variances in available data for each ore body, these estimates are generally uncertain.

Changes in reserve quantities, including changes resulting from gold and silver price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment as well as other long-lived assets such as capitalized mining costs.

As at year end 2003, we estimated reserves assuming a $325 per ounce gold price. At December 31, 2003, we estimated that a $25 per ounce reduction (8%) in the gold price assumption would reduce our reserves by about 4 million contained ounces (5%), relating primarily to our Kalgoorlie and Goldstrike Open Pit operating mines. Conversely, a $25 per ounce increase in gold price would increase our reserves by about 3.6 million contained ounces (5%), relating primarily to Kalgoorlie and Goldstrike Open Pit.

Amortization Expense

We amortize a large portion of our property, plant and equipment using the units-of-production method based on proven and probable reserves. We estimate that a 5% decrease in reserves would increase annual amortization by about $28 million and decrease net income by about $23 million ($0.04 per share); and a 5% increase in reserves would decrease annual amortization by about $17 million and increase net income by about $14 million ($0.03 per share). This sensitivity analysis assumes that the increase or decrease will be consistent across all our mines. To the extent this increase or decrease varies across our portfolio of mines, the actual impact on earnings may be higher or lower than this estimate.

The mines where amortization charges are most significantly affected by changes in reserve estimates are Pierina, Goldstrike Underground, Eskay Creek and Bulyanhulu. These mines generally have the most significant carrying amounts of property, plant and equipment subject to amortization using the units of production method and the highest per ounce amortization charges. The effect of a 10% change in reserve estimates at these mines on amortization would be as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Impact on amortization	Impact on amortization
	rates (per ounce)	expense[1] (millions)
Pierina	$18	$13
Goldstrike Underground	8	5
Eskay Creek	5	3
Bulyanhulu	8	8

1. Based on ounces sold in 2003.

Impact of Actual Changes in Reserve Estimates on Amortization

For the years ended December 31	2003		2002
(in millions of dollars, except	Reserves	Amortization	Reserves	Amortization
reserves which are in millions	increase	increase	increase	increase
of contained ounces)	(decrease)	(decrease)	(decrease)	(decrease)
Goldstrike – Underground	0.6	$(10)	(1.7)	$27
Plutonic	1.3	(4)	0.7	(4)
Goldstrike – Open Pit	1.3	(6)	—	—
Eskay Creek	—	—	(0.2)	6
Bulyanhulu	—	—	2.2	(7)

Changes in reserve estimates are calculated at the end of the year and affect amortization expense prospectively. The amounts presented represent the effect of reserve changes at the end of 2002 and 2001.

Capitalized Mining Costs

At open-pit mines that have diverse grades and waste-to-ore ratios over the life of the mine, we defer and amortize certain costs, normally associated with the removal of waste rock (capitalized mining costs). The amortization of capitalized mining costs is determined using the units of production method based on estimated recoverable ounces from proven and probable mineral reserves, and using a stripping ratio calculated as the total tons to be moved over total proven and probable reserves. Quantities of proven and probable mineral reserves are subject to material change from period to period as described above. Consequently stripping ratios are also subject to material change and the charge to earnings for amortization could differ materially between reporting periods to the extent that there are material changes to proven and probable mineral reserves. To the extent that the average ratio of tons of waste that are required to be removed for each ounce of gold differs materially from that which was estimated in the stripping ratio, the actual amortization charged to operations could differ materially between reporting periods.

     In 2004, we expect to reduce the stripping ratio at Goldstrike Open Pit from 112:1 to 109:1, and to increase the stripping ratio at Pierina from 48:1 to 60:1. The effect of this change in estimate for 2004 will be to reduce amortization at Goldstrike Open Pit by $0.6 million; and to increase amortization at Pierina by $7 million. A further change in the stripping ratio by a factor of 10:1 at Goldstrike Open Pit would change amortization recorded by $2 million; and at Pierina would change amortization recorded by $6 million. Changes in stripping ratio estimates did not have any significant effect on the comparability of amortization charges between 2003 and 2002.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Assessments of Long-Lived Assets

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments, which are conducted in the manner described within note 15(c) to our consolidated financial statements, are based on estimates of future cash flows, which include, among other things, estimates of:

>	the quantity of gold reserves at our mines;

>	future gold and silver prices; and

>	future operating and capital costs to mine and process our reserves over extended periods of time (5 to 25 years).

Estimates of future cash flows are inherently uncertain, and are subject to material change over time. In particular, cash flow estimates are affected by external factors such as gold and silver prices and also foreign currency exchange rates. These cash flow estimates and external factors are subject to material change and therefore it is reasonably likely that the results of impairment assessments conducted from period to period could have a material impact on our consolidated financial statements.

Based on a long-term gold price of $375 per ounce and our gold mineral reserves at December 31, 2003, we have completed a sensitivity analysis that indicates that a 10% decrease in net cash flows, resulting from a combination of a lower spot gold price and an increase in operating and capital costs at each of our properties, would not result in the total estimated undiscounted future net cash flows at any of our mines or development projects being less than the carrying amount of the related long-lived assets.

Asset Retirement Obligations

Our mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. We incur expenses on an ongoing basis to discharge our obligations under these laws and regulations. Certain expenses meet the definition of an asset retirement obligation as defined in FAS 143, and we began accounting for them in accordance with the principles of FAS 143 from 2003 onwards. Other expenses that do not meet the definition of an asset retirement obligation have been expensed as incurred from 2003 onwards. Prior to 2003, we accounted for all such expenses by accruing the total estimated costs over the life of a mine using the units of production method based on proven and probable mineral reserves.

On adoption of FAS 143 in 2003, we recorded liabilities totaling $334 million for asset retirement obligations at fair value on our balance sheet, with a corresponding adjustment to the carrying amount of the related assets that give rise to these obligations. Our financial statements will continue to be materially affected by our estimates of future reclamation and closure costs that are part of our asset retirement obligations.

Significant judgments and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred, in some cases, over periods from 2 to 25 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount factors, the fair value of asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. Also changes in environmental laws and regulations could cause material changes in the expected costs and the fair value of asset retirement obligations. During 2003, we recorded various changes in estimates of asset retirement obligations at closed mines that resulted in a $10 million pre-tax charge to earnings.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Instruments

All financial instruments that meet the definition of a derivative in FAS 133 are recorded on our balance sheet at fair value, with the exception of contracts that qualify for the normal sales exemption. Changes in the fair value of derivatives recorded on our balance sheet are recorded in earnings except for the effective portion of the change in fair value of derivatives that are designated and qualify as a cash flow hedge or a fair value hedge. We apply judgment in estimating the fair value of derivative instruments, which are highly sensitive to assumptions regarding gold and other commodity prices, gold lease rates, market volatilities, foreign currency exchange rates and interest rates. Variations in these factors could materially affect amounts credited or charged to earnings to reflect the changes in fair value of derivatives. The derivative instruments whose past changes in fair value have most significantly impacted earnings are our gold lease rate swaps. Certain derivative instruments are accounted for as cash flow hedges. The effective portion of changes in fair value of these instruments is deferred in other comprehensive income and will be recognized in earnings when the underlying hedged items occur and are also recorded in earnings. All derivatives qualifying for hedge accounting are designated against hedged items where we believe that the forecasted transaction is probable of occurring. To the extent that we determine that the hedged items are no longer probable of occurring within the time-frame designated or within a two month period thereafter, due to changes in the factors affecting the amounts and timing of the forecasted transactions designated as the hedged items, gains and losses deferred in other comprehensive income are reclassified to earnings immediately.

The most significant hedged items that are uncertain and subject to possible change from period to period are forecasted local currency denominated operating costs and capital expenditures at our Australian and Canadian mines. Because of the large amount of unrealized gains included in other comprehensive income, hedge ineffectiveness arising from a relatively small change in the timing or amount of the hedged items could have a significant impact on earnings. Estimates of these forecasted transactions are developed in our annual mine planning process, and updated periodically when events or circumstances indicate that the timing or amounts of the forecasted transactions have changed significantly. In recognition of the fact that this uncertainty increases as the time to the forecasted transaction increases, our hedging strategy is to hedge a proportion of the forecasted expenditures that declines in successive time intervals into the future. During 2003, following changes in the expected timing of forecasted Australian dollar capital expenditures, we recorded gains totaling $18 million in earnings after we concluded that the conditions for continued use of hedge accounting treatment for certain derivative instruments was no longer appropriate.

Deferred Tax Assets and Liabilities and Related Valuation Allowances

In measuring the amount of deferred income tax assets and liabilities we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. The most significant such estimate affecting our consolidated financial statements is the tax basis of our Pierina mining concession, which is described in note 21 (c) to our consolidated financial statements. It is

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reasonably possible that we may be successful in appealing the revaluation of the Pierina mining concession, resulting in the de-recognition of deferred income tax liabilities totaling $141 million, which would be reflected as a tax credit in earnings in the period such a determination is made.

For every deferred tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to deferred tax assets and liabilities. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50 percent) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against it. As of December 31, 2003, we have recorded a valuation allowance of $394 million on a portion of our net deferred tax assets totaling $682 million.

Valuation Allowance at December 31

(millions)	2003	2002
United States	$142	$173
Chile /Argentina	122	120
Canada	72	67
Tanzania	44	43
Australia	8	24
Other	6	6

	$394	$433

In the United States, most of the valuation allowances relate to alternative minimum tax credit carry forwards (AMT credits). These AMT credits will only be utilized if there is a significant further increase in the market price of gold above $400 per ounce or if we secure a source of additional taxable income in addition to the present income generated by our operating mines.

In Chile, valuation allowances relate to tax assets in subsidiaries that do not have any present sources of income against which to utilize the assets. In the event these subsidiaries are expected to have sources of income in the future, we may be able to reduce the level of valuation allowances recorded. In particular, we may be able to release a portion of the valuation allowances when a construction decision is made on the Pascua-Lama project.

In Canada, substantially all of the valuation allowances relate to capital losses that will only be utilized if we realize any capital gains in the future.

In Tanzania, after considering the fiscal regime applicable to mining companies, and the expected levels of future taxable income at the Bulyanhulu mine, we recorded a valuation allowance against a portion of the deferred tax assets. In the event that levels of future taxable income at Bulyanhulu are higher than we presently expect, which could be because of a number of factors, including a sustained upward movement in gold prices, operating improvements or the discovery of additional reserves, we may reduce the level of valuation allowances against these assets.

During 2003, we released net valuation allowances totaling $39 million as previously described on page 39.

In future years, levels of taxable income will be affected by, among other things, changes in gold prices, cash operating costs, proven and probable gold reserves, interest rates and foreign currency exchange rates. In particular, if the recent trend of higher spot gold prices continues, we may conclude that a portion of valuation allowances recorded at December 31, 2003 are no longer necessary. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Contingencies

We regularly assess contingent liabilities, which inherently involve the exercise of significant management judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur — and typically those events may occur a number of years in the future.

As described in note 25 to our consolidated financial statements, we are involved in claims and legal proceedings, the resolution of which could have a material effect on our financial condition or future results of operations. In assessing these contingencies, we evaluated the perceived merits of the legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or that we expect to seek.

Off-Balance Sheet Arrangements

We do not enter into off-balance sheet arrangements with special purpose entities in the normal course of our business, nor do we have any unconsolidated affiliates. In the case of joint ventures, our proportionate interest for consolidation purposes is equivalent to the economic returns to which we are entitled as a joint venture partner. Our only significant off-balance sheet arrangements are our forward gold sales contracts.

Forward Gold Sales Contracts

Prior to the adoption of a no-hedge policy in fourth quarter 2003, we historically entered into fixed-price forward sales contracts in a gold hedging program to manage our exposure to market gold prices. Following the adoption of our no-hedge policy, we will not add any new gold hedge contracts, and we expect to reduce our gold hedge position to zero over time.

We have historically entered into forward gold sales contracts with about 19 high quality banking counterparties. The banking counterparties with whom we entered into these contracts engage in hedging transactions with numerous third parties in addition to us. We do not have any relationships with special purpose entities whose sole business purpose is to enter into derivative transactions with us.

We have used fixed-price forward gold sales contracts to protect our earnings and cash flow from declining gold prices. These contracts permit us to sell our gold production in the gold spot market. In a rising gold price environment, we have the ability to deliver our gold at the higher spot price, or deliver under the contract at the contract price. We expect to reduce our gold hedge position to zero over time; in 2003, we reduced our position by 2.6 million ounces to 15.5 million ounces.

Through the use of these fixed-price contracts, in periods when the spot price has been stable or declining, we have been able to realize higher revenues than if we had sold our gold production in the spot gold market. The impact of selling our gold production under these contracts, compared to the price that would have been realized in the spot market, can be illustrated as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from Forward Gold Sales Contracts

For the years ended December 31	2003	2002	2001

Total revenues from contract sales	$1,397	$1,401	$1,307
Average contract selling price ($/oz)	364	352	347
Average spot price ($/oz)	363	310	271
Incremental revenues from contracts in excess of average spot gold prices	3	168	289

Fixed-price Forward Gold Sales Contracts (“The Gold Hedge Position”)

As of December 31, 2003

Gold ounces hedged	15.5 million ounces (or slightly less than three years of expected future production)

Current termination date of gold sales contracts	2013 in most cases

Average estimated realizable gold sales contract price at 2013 termination date	$ 400/oz1

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Average estimated minimum realizable contract gold sales price for delivery of 100% of expected future production into existing sales contracts over the next three years	$ 309/oz1,2,3

Unrealized mark-to-market loss at December 31, 2003	$ 1,725 million[4]

1.     Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%.

2.     Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built up over time.

3.     Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.

4.     At a spot gold price of $415 per ounce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Contract Terms and Conditions

A forward gold sales contract is an agreement that we will sell a fixed number of ounces of gold to the contract counterparty on a delivery date in the future at an agreed price. We have the flexibility to choose the delivery date at any time over a period up to about 10 years and we have the ability to choose a fixed price or a floating price. Our rights and obligations under these contracts are defined by Master Trading Agreements (“MTAs”) that we have executed with our counterparties. The price-setting mechanism found in these MTAs is described in note 5 to our consolidated financial statements.

The selling price under a fixed-price forward gold sales contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e. US dollar interest rates) and gold lease rates. Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price is higher than the current price under the contract. In general, the longer the period of time from the start of a contract until delivery, the higher the contract price will be compared to the spot price at the start of the contract. The final contract selling price increases over time due to the amount of the forward premium or contango implicit in forward gold prices, as long as US dollar interest rates are higher than gold lease rates.

Since we have the flexibility to deliver gold under our fixed-price forward gold sales contracts at any time, primarily over the next 10 years, we can sell our gold at the higher of the spot price or the contract price well into the future. In the event spot prices consistently exceed the contract price for this period, we would eventually deliver gold at a price of about $400 per ounce under our existing contracts (assuming market contango rates of 2.5%) for each ounce that we did not sell at spot prices. Although we may choose to deliver our gold production at higher spot prices, it remains probable that we will physically deliver gold over the term of the contract, rather than cash settling the contracts. As discussed elsewhere in this discussion and analysis, we have targeted a 1.5 million ounce reduction in our gold hedge position in 2004. In order to achieve this reduction, we may deliver gold into fixed-price forward sales contracts at sales prices that are lower than the then prevailing spot price of gold.

In most cases, under the terms of our MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of our intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year. In all of our MTAs with our 19 counterparties, the following applies: the counterparties do not have unilateral and discretionary “right to break” provisions; there are no credit downgrade provisions; and we are not subject to any margin calls – regardless of the price of gold.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

We have the right to settle at any time during the life of the contracts. This flexibility is demonstrated by the terms that allow us to deliver into contracts at any time on two days notice, or keep these contracts outstanding for as long as primarily 10 years. This feature means that we can sell our gold at the market price or the hedge price at our discretion, to the termination date of our contracts (2013 in most cases).

Our trading agreements with our counterparties do provide for early close out of certain transactions in the event of a material negative change in our ability to produce gold for delivery under our forward gold sales contracts, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are: we must maintain a minimum consolidated net worth of at least $2 billion – currently, it is $3.5 billion; and we must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 – currently, it is under 0.25:1. The covenants under our MTAs exclude unrealized mark-to-market gains or losses on our derivative instruments and forward gold sales contracts in the calculation of consolidated net worth.

The terms of our forward gold sales contracts with our 19 counterparties provide flexibility and benefits that we believe are unique to us. These advantageous terms reflect, among other things, our strong credit rating and our high quality, long-life, low-cost asset base.

Significance of mark-to-market gains and losses

At the end of 2003, the unrealized mark-to-market (fair value) on the derivative instruments position, including gold and silver forward sales contracts, as well as currency and interest rate hedge programs, was negative $1.4 billion. This mark-to-market value represents the replacement value of these contracts based on current market levels, and, subject to us continuing to meet the significant covenants under our MTAs, does not represent an economic obligation for payment by us. Our obligations under our gold sales contracts are to deliver an agreed-upon quantity of gold at an agreed price by the termination date of the contracts (2013 in most cases).

In accordance with hedge accounting rules, the positive mark-to-market value of $326 million relating to our currency and interest rate hedge programs is recorded as an asset on our balance sheet. The mark-to-market value of our gold and silver sales contracts is not recorded on the balance sheet as accounting rules that govern these contracts do not require balance sheet recognition. Instead, in accordance with US GAAP, the economic impact of these sales contracts is reflected in the financial statements as we physically deliver gold and silver under the contracts.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

A short-term spike in gold lease rates would not have a material negative impact on us because we are not exposed under our fixed-price forward gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. “backwardation”) and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates have historically tended to be low and any spikes short-lived.

At December 31, 2003	Fair Value

Forward gold sales contracts	$(1,725)
Forward silver sales contracts	(20)
Foreign currency contracts	288
Interest rate contracts	38

$(1,419)

Change in the Fair Value of Forward Gold Sales Contracts

Unrealized Gain (Loss)

At December 31, 2002	$(639)
Impact of change in spot price[1]	(1,088)
Contango earned in the year	138
Impact of change in valuation inputs[2]	(136)

At December 31, 2003	$(1,725)

1.	From $347 per ounce to $415 per ounce.

2.	Other than spot metal prices (e.g. interest rates and gold lease rates).

The mark-to-market value of the gold contracts is based on a spot gold price of $415 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $303 per ounce, assuming all other variables are constant.

Contractual Obligations and Commitments

	Payments due in

At December 31, 2003	2004	2005–2006	2007–2008	2009+	Total

Contractual obligations
Long-term debt	$41	$65	$569	$80	$755
Asset retirement obligations	41	76	59	337	513
Capital leases	—	2	3	—	5
Operating leases	4	6	5	8	23
Purchase obligations
Supplies inventory and consumables	12	11	—	—	23
Power contracts	19	15	17	2	53
Capital expenditures	163	6	—	—	169
Other	10	11	1	4	26

Total	$290	$192	$654	$431	$1,567

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt. We are not required to post any collateral under any debt obligations and the terms of the obligations would not be affected by a deterioration in our credit rating.

Asset retirement obligations

Amounts presented in the table represent the undiscounted future estimated cost of asset retirement obligations that are recorded in our financial statements. The most significant contingent liability relating to reclamation and closure activities which is not recorded on our balance sheet, or presented in the above table, relates to potential obligations to monitor water quality and treat ground water on an ongoing basis. We will record a liability for these activities if environmental laws and regulations require us to conduct these activities in the future.

Power purchase agreements

We enter into contracts to purchase power at each of our operating mines. The contracts provide for fixed prices, which in certain circumstances, are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2004 to 2007.

In addition to the purchase obligations set out in the table on the previous page, we purchase about 0.9 billion kilowatt-hours annually at market rates. Under the terms of one contract, we purchase power based on actual consumption; this contract has an exit fee of $12 million should we decide to switch to an alternate power supplier.

Capital expenditures

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future expenditures relating to our development pipeline over the next 5 years, because commitments have yet to be made for a large portion of the estimated future capital costs related to these projects.

Commitments

Royalties

Virtually all of our royalty commitments give rise to obligations at the time we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts that we expect to pay in the future are: 2004 – $45 million; 2005 to 2006 – $115 million; 2007 to 2008 – $107 million; and 2009 and beyond – $375 million. These amounts are estimated based on our expected gold production from proven and probable reserves (under Canadian reporting standards) for the periods indicated, and assuming a $350 gold price. The most significant royalty arrangements are disclosed in note 6 to our consolidated financial statements.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are committed to making annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. In the event we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Information

(in millions,	March 31,		June 30,		September 30,		December 31,
except per share data)	2003	2002	2003	2002	2003	2002	2003	2002

Gold sales	$459	$478	$491	$490	$549	$473	$536	$526
Average spot gold price	352	290	347	313	364	314	392	323
Average realized gold price	355	329	352	341	365	342	394	343
Net income	29	46	59	59	35	34	77	54
Net income per share[1]	0.05	0.09	0.11	0.11	0.07	0.06	0.14	0.10
Operating cash flow	131	124	66	148	188	126	134	195

1.     Basic and diluted

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices and prices realized from gold sales; declining gold production and sales volumes; and rising total cash costs. These trends are discussed elsewhere in this Management’s Discussion and Analysis, and the quarterly trends are consistent with explanations for annual trends over the last two years.

Fourth Quarter Results

Revenue for fourth quarter 2003 was $536 million on gold sales of 1.36 million ounces, compared to $526 million in revenue on gold sales of 1.54 million ounces for the year earlier period. During the quarter, spot gold prices ranged from a high of $416 to a low of $369 per ounce, averaging $392 per ounce. We realized an average price of $394 per ounce during the quarter, delivering 600,000 ounces against gold hedge contracts, with the remainder at spot gold prices. Due to the higher spot gold prices during the quarter, we realized a $51 per ounce (15%) increase in the gold price compared to the year earlier period, which more than offset the lower sales volumes.

For the quarter, we produced 1.3 million ounces at total cash costs of $1991 per ounce compared to 1.6 million ounces at total cash costs of $1741 per ounce. Both production and total cash costs for the quarter were in line with plan.

Earnings for the fourth quarter 2003 were $77 million ($0.14 per share) as compared to earnings of $54 million ($0.10 per share) in the year earlier period. This increase in earnings over the year earlier period reflect a $51 per ounce higher realized gold price and a $60 million increase in non-hedge derivative gains (2003 – $46 million gain versus 2002 $14 million loss). These factors were partly offset by higher cash operating costs, provisions of $14 million for the Inmet settlement and $10 million for reclamation costs, and an $18 million lower income tax recovery.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the quarter, we generated operating cash flow of $134 million ($220 million prior to the Inmet settlement of $86 million1) as compared to operating cash flow of $195 million in the prior year period. Lower operating cash flow in the quarter primarily relates to the payment of $86 million on the Inmet settlement. Excluding the Inmet settlement, fourth quarter and full year cash flow from operations was slightly higher in 2003 than 2002.

1.     For an explanation of our use of non-GAAP performance measures, please refer to pages 58 to 61,

Non-GAAP Performance Measures

We have included total cash costs per ounce data because we understand that certain investors use this information to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect our profitability and ability to generate operating cash flow for use in investing and other activities. We have also included a measure of operating cash flow excluding the settlement of litigation. Litigation settlements are infrequent in occurrence, and therefore including this non-GAAP measure of performance provides a more comparable basis for assessing the Company’s cash flow performance in 2003 compared with 2002. Non-GAAP measures do not have any standardized meaning prescribed by US GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs per Ounce to Financial Statements

	Goldstrike -		Goldstrike -		Eskay		Round
For the years ended	Open pit		Underground		Creek		Mountain
December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$380.6	$320.2	$152.1	$123.0	$18.6	$14.7	$67.2	$78.7
Accretion expense and reclamation costs at operating mines	(2.5)	(5.5)	—	(1.2)	(0.3)	(0.5)	(1.6)	(6.0)

Total cash production costs per Gold Institute Production Cost Standard	$378.1	$314.7	$152.1	$121.8	$18.3	$14.2	$65.6	$72.7

Ounces sold (thousands)	1,625	1,383	600	617	354	358	379	389
Total cash costs per ounce sold per US GAAP (dollars)	$234	$232	$253	$199	$53	$41	$177	$202

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$233	$228	$253	$198	$52	$40	$173	$187

							Total
	Hemlo		Holt-McDermott		Marigold		North America

For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$60.4	$65.0	$20.9	$16.6	$8.1	$5.4	$707.9	$623.6
Accretion expense and reclamation costs at operating mines	(0.2)	(1.0)	(0.1)	(0.3)	(0.1)	(0.2)	(4.8)	(14.7)

Total cash production costs per Gold Institute Production Cost Standard	$60.2	$64.0	$20.8	$16.3	$8.0	$5.2	$703.1	$608.9

Ounces sold (thousands)	266	286	87	94	47	28	3,358	3,155
Total cash costs per ounce sold per US GAAP (dollars)	$227	$227	$240	$176	$172	$194	$211	$198

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$226	$224	$239	$173	$171	$187	$209	$193

1.	Represents cost of sales and other operating costs (excluding amortization).

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

			Total
	Pierina		South America		Plutonic		Darlot

For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$78.9	$90.2	$78.9	$90.2	$62.6	$58.0	$25.4	$24.8
Accretion expense and reclamation costs at operating mines	(3.2)	(18.4)	(3.2)	(18.4)	(0.2)	(0.8)	(0.1)	(0.3)

Total cash production costs per Gold Institute Production Cost Standard	$75.7	$71.8	$75.7	$71.8	$62.4	$57.2	$25.3	$24.5

Ounces sold (thousands)	911	895	911	895	324	311	154	146
Total cash costs per ounce sold per US GAAP (dollars)	$87	$101	$87	$101	$193	$186	$165	$170

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$83	$80	$83	$80	$193	$184	$164	$168

							Total
	Lawlers		Kalgoorlie		Bulyanhulu		Australia/Africa

For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$23.8	$21.3	$88.1	$83.6	$77.1	$78.4	$277.0	$266.1
Accretion expense and reclamation costs at operating mines	(0.1)	(0.5)	(1.5)	(2.0)	(4.1)	(0.4)	(6.0)	(4.0)

Total cash production costs per Gold Institute Production Cost Standard	$23.7	$20.8	$86.6	$81.6	$73.0	$78.0	$271.0	$262.1

Ounces sold (thousands)	95	116	415	367	297	395	1,285	1,335
Total cash costs per ounce sold per US GAAP (dollars)	$250	$184	$212	$228	$260	$199	$216	$199

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$249	$179	$209	$222	$246	$198	$210	$196

1.	Represents cost of sales and other operating costs (excluding amortization).

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Amortization Costs per Ounce to Financial Statements

For the years ended December 31	2003	2002	2001

Amortization expense per consolidated financial statements	$522	$519	$501
Amortization expense recorded on property, plant and equipment not at operating mine sites	(25)	(26)	(24)

Amortization expense for per ounce calculation	$497	$493	$477

Ounces sold (thousands)	5,554	5,805	6,278
Amortization per ounce (dollars)	$90	$85	$76

Reconciliation of Operating Cash Flow Excluding the Inmet Settlement

For the years ended December 31	2003	2002	2001

Operating cash flow per financial statements	$521	$589	$588
Inmet settlement	86	—	—

Operating cash flow excluding Inmet settlement	$607	$589	$588

Per share data:
Operating cash flow	$0.97	$1.09	$1.09
Operating cash flow excluding Inmet settlement	$1.13	$1.09	$1.09

Outstanding Share Data

As at March 4, 2004, 534.6 million common shares (“Common Shares”) and one special voting share (“Special Voting Share”) in the capital of Barrick were issued and outstanding. Computershare Trust Company of Canada (“Computershare”), the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares (as defined below) outstanding (excluding those owned by Barrick and its subsidiaries), multiplied by 0.53, for which it receives voting instructions from holders of such BGI Exchangeable Shares.

In connection with Barrick’s acquisition of Homestake Mining Company effective December 14, 2001, Barrick Gold Inc. (formerly Homestake Canada Inc.) issued securities (“BGI Exchangeable Shares”), which, by their terms, are each exchangeable at any time for 0.53 of a Common Share. Each BGI Exchangeable Share entitles the holder to exercise the same voting rights as a holder of 0.53 of a Common Share. Generally, a holder of a BGI Exchangeable Share may exercise his or her voting right by either providing voting instructions to Computershare or attending a meeting of holders of Common Shares and voting in person. As at March 4, 2004, there were 1.5 million BGI Exchangeable Shares outstanding that were not owned by Barrick, which would entitle the holders of the BGI Exchangeable Shares to cast 0.8 million votes at a meeting of holders of Common Shares. For further information regarding the BGI Exchangeable Shares, please refer to the Company’s current Management Information Circular and Proxy Statement.

As at March 4, 2004, options to purchase 24 million Common Shares were outstanding under Barrick’s option plan. In addition, as at March 4, 2004, options to purchase 0.5 million Common Shares were outstanding under certain option plans inherited by Barrick in connection with prior acquisitions.

BARRICK Annual Report 2003

Management’s
Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Jamie C. Sokalsky

Jamie C. Sokalsky
Senior Vice President
and Chief Financial Officer
Toronto, Canada
February 11, 2004

BARRICK Annual Report 2003

Auditors’
Report

To the Shareholders of Barrick Gold Corporation

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2003 the Company changed its policy on accounting for amortization of underground development costs and for asset retirement obligations, during 2002 the Company changed its policy on deferred stripping costs, and during 2001 the Company changed its policy on accounting for derivative instruments.

On February 11, 2004 we reported separately to the shareholders of Barrick Gold Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
February 11, 2004

BARRICK Annual Report 2003

Financial
Statements

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)

	2003	2002	2001

Gold Sales (notes 4 and 5)	$2,035	$1,967	$1,989

Costs and expenses
Cost of sales and other operating expenses[1] (note 6)	1,134	1,071	1,080
Amortization (note 4)	522	519	501
Administration	83	64	86
Merger and related costs (notes 3 and 18)	—	(2)	117
Exploration and business development	137	104	103

	1,876	1,756	1,887

Other income/expense (note 7)	52	29	32
Litigation (note 25)	(16)	—	(59)
Interest expense (note 19)	(44)	(57)	(25)
Non-hedge derivative gains (losses) (note 11)	71	(6)	33

Income before income taxes and other items	222	177	83
Income tax (expense) recovery (note 8)	(5)	16	14

Income before cumulative effect of changes in accounting principles	217	193	97
Cumulative effect of changes in accounting principles (note 2)	(17)	—	(1)

Net income for the year	$200	$193	$96

Earnings per share data (note 9):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.40	$0.36	$0.18
Net income
Basic and diluted	$0.37	$0.36	$0.18

1.	Exclusive of amortization (note 6)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK Annual Report 2003

FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)

	2003	2002	2001

Operating Activities
Net income for the year	$200	$193	$96
Amortization	522	519	501
Changes in capitalized mining costs	37	29	17
Deferred income taxes (note 8)	(49)	(75)	(50)
Inmet litigation settlement (note 25)	(86)	—	—
Gains on sale of long-lived assets (note 7)	(39)	(8)	(9)
Other items (note 12)	(64)	(69)	33

Net cash provided by operating activities	521	589	588

Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(322)	(228)	(474)
Sales proceeds	48	11	5
Purchase of investments (note 13)	(55)	—	—
Increase in restricted cash	—	—	(24)
Change in short-term cash deposits	—	159	(153)

Net cash used in investing activities	(329)	(58)	(646)

Financing Activities
Capital stock
Proceeds from shares issued on exercise of stock options	29	83	7
Repurchased for cash (note 22b)	(154)	—	—
Long-term debt
Proceeds	—	—	55
Repayments (note 19)	(23)	(25)	(152)
Dividends (note 22d)	(118)	(119)	(93)

Net cash used in financing activities	(266)	(61)	(183)

Effect of exchange rate changes on cash and equivalents	—	—	(1)
Net increase (decrease) in cash and equivalents	(74)	470	(241)
Cash and equivalents at beginning of year (note 12)	1,044	574	816

Cash and equivalents at end of year (note 12)	$970	$1,044	$574

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK Annual Report 2003

FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)

	2003	2002

Assets
Current assets
Cash and equivalents (note 12)	$970	$1,044
Accounts receivable (note 14)	69	72
Inventories (note 14)	157	159
Other current assets (note 14)	169	47

	1,365	1,322
Investments (note 13)	127	41
Property, plant and equipment (note 15)	3,131	3,311
Capitalized mining costs (note 16)	235	272
Unrealized fair value of derivative contracts (note 11d)	256	78
Other assets (note 17)	248	237

Total assets	$5,362	$5,261

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$245	$213
Other current liabilities (note 18)	105	270

	350	483
Long-term debt (note 19)	719	761
Other long-term obligations (note 20)	569	528
Deferred income tax liabilities (note 21)	230	155

Total liabilities	1,868	1,927

Shareholders’ equity
Capital stock (note 22)	4,115	4,148
Deficit	(694)	(689)
Accumulated other comprehensive income (loss) (note 10)	73	(125)

Total shareholders’ equity	3,494	3,334

Contingencies and commitments (note 25)
Total liabilities and shareholders’ equity	$5,362	$5,261

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board

/s/ Gregory C. Wilkins	/s/ Howard L. Beck
Gregory C. Wilkins	Howard L. Beck
Director	Director

BARRICK Annual Report 2003

FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
for the years ended December 31 (in millions of United States dollars)

	2003	2002	2003

Common shares (number in millions)
At January 1	542	536	536
Issued for cash/on exercise of stock options	2	6	—
Repurchased for cash (note 22b)	(9)	—	—

At December 31	535	542	536

Common shares
At January 1	$4,148	$4,062	$4,051
Issued for cash/on exercise of stock options	34	86	11
Repurchased for cash (note 22b)	(67)	—	—

At December 31	$4,115	$4,148	$4,062

Deficit
At January 1	$(689)	$(763)	$(766)
Net income	200	193	96
Repurchase of common shares (note 22b)	(87)	—	—
Dividends (note 22d)	(118)	(119)	(93)

At December 31	$(694)	$(689)	$(763)

Accumulated other comprehensive income (loss) (note 10)	$73	$(125)	$(107)

Total shareholders’ equity at December 31	$3,494	$3,334	$3,192

Consolidated Statements of Comprehensive Income

	2003	2002	2001

Net income	$200	$193	$96
Foreign currency translation adjustments	(3)	(21)	(26)
Transfers of realized (gains) losses on cash flow hedges to earnings (note 10)	(61)	(21)	25
Hedge ineffectiveness transferred to earnings (note 10)	(12)	—	—
Change in gains accumulated in OCI for cash flow hedges (note 10)	230	28
Additional minimum pension liability	—	(2)	(5)
Transfers of realized (gains) losses on available-for-sale securities to earnings	12	4	(2)
Unrealized gains (losses) on available for sale securities	32	(6)	(4)

Comprehensive income	$398	$175	$84

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK Annual Report 2003

Notes to Consolidated
Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1.     Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and future gold production levels, future cash operating costs, foreign currency exchange rates, market interest rates and the level of exploration expenditures are some of the things that could materially affect our operating cash flow and profitability. Due to the global nature of our operations we are also affected by government regulations, political risk and the interpretation of taxation laws and regulations. We seek to mitigate these risks, and in particular we use derivative instruments as part of a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates (refer to note 11). Many of the factors affecting these risks are beyond our control and their effects could materially impact our consolidated financial statements.

2.     Significant Accounting Policies

a) Basis of presentation

The United States dollar is the principal currency of our operations. We prepare our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). These financial statements are filed with Canadian and US regulatory authorities. We also include consolidated financial statements prepared under Canadian GAAP (in United States dollars) in our Proxy Statement that we file with various Canadian regulatory authorities. Summarized below are the accounting policies we that have adopted under US GAAP and that we consider particularly significant. References to the Company in these financial statements relate to Barrick and its consolidated subsidiaries. We have reclassified certain prior-year amounts to conform with the current year presentation.

These consolidated financial statements include the accounts of Barrick and its subsidiaries. Intercompany transactions and balances are eliminated upon consolidation. We control our subsidiaries through existing majority voting interests. Our ownership interests in the Round Mountain, Hemlo and Kalgoorlie Mines are held through unincorporated joint venture agreements, under which we share joint control with our joint venture partners. Under long-standing practice for extractive industries, we include the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements using the proportionate consolidation method.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

> the reported amounts of assets and liabilities;

> disclosures of contingent assets and liabilities; and

> revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves; future estimates of costs and expenses; and/or assumptions of future commodity prices, interest rates and foreign currency exchange rates. Such estimates and assumptions include:

> decisions as to whether exploration and mine development costs should be capitalized or expensed;

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

>	assessments of whether property, plant and equipment, ore in stockpiles and capitalized mining costs may be impaired;

>	assessments of our ability to realize the benefits of deferred income tax assets;

>	the useful lives of long-lived assets and the rate at which we record amortization in earnings;

>	the estimated fair value of asset retirement obligations;

>	the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

>	the estimated fair values of derivative instruments;

>	the value of slow-moving and obsolete inventories (which are stated at the lower of average cost and net realizable value); and

>	assessments of the likelihood and amounts of contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

b) Accounting changes

FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets (as described in note 20a).

On adoption of FAS 143 in first quarter 2003, we recorded on our balance sheet an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. We recorded in our income statement a $4 million credit for the cumulative effect of this accounting change. On the adoption of FAS 143, the total amount of recorded asset retirement obligations was $334 million, and the comparative amount would have been $353 million at December 31, 2001.

Amortization of underground development costs

On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs (as described in note 15a).

On adoption of this change on January 1, 2003, we decreased property, plant and equipment by $19 million, and increased deferred income tax liabilities by $2 million. We recorded in our income statement a $21 million charge for the cumulative effect of this accounting change.

FAS 133, Accounting for derivative instruments

We adopted FAS 133 on January 1, 2001. On adoption, we recorded the fair value of derivative instruments as follows:

	Carrying	Fair
At January 1, 2001	amount	value	Adjustment
	Asset (liability)		Loss
Hedge derivatives
Purchased gold call options	$44	$5	$(39)[1]
Non-hedge derivatives
Written gold call options and total return swaps	$(42)	$(42)	$—
Other derivatives	$—	$(3)	$(3)[2]

1. Recorded in Other Comprehensive Income (OCI), net of tax benefits of $4 million. We also reclassified into OCI deferred gains on hedge contracts that had been closed out in previous years that totaled $35 million.

2. Recorded as a cumulative effect accounting change in earnings, net of tax benefits of $2 million.

The following table identifies certain changes in accounting principles and accounting estimates that we have made in each year and the effect such changes had on earnings for that year.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effect of various accounting changes on earnings

For the years ended December 31 ($ millions except per share amounts)	2003		2002	2001
Pro-forma effect of changes in accounting policies (excluding related tax effects)[1]
Adoption of FAS 143
Earnings increase (decrease)		$(36)	$(4)		$4
Per share		$(0.07)	$(0.01)		$0.01
Amortization of underground development costs
Earnings increase (decrease)		—	—		—
Per share		—	—		—

Total effect
Earnings increase (decrease)		$(36)	$(4)		$4
Per share		$(0.07)	$(0.01)		$0.01

Changes in estimates recorded in earnings (excluding related tax effects for non-tax items)
Pension costs actuarial assumptions (note 24e)
Earnings (decrease)		$(2)	—		—
Per share	$	nil	—		—
Deferred tax valuation allowances and outcome of tax uncertainties (note 8)[2]
Earnings increase (decrease)		$39	$(21)		$(45)
Per share		$0.07	$(0.04)		$(0.09)
Asset retirement obligations (note 20a)
Earnings (decrease)		$(10)	—		—
Per share		$(0.02)	—		—
Hedge ineffectiveness arising due to changes in the expected timing and amounts of forecasted transactions (note l1e)
Earnings increase		$18	—		—
Per share		$0.03	—		—

Total effect
Earnings increase (decrease)		$45	$(21)		$(45)
Per share		$0.08	$(0.04)		$(0.09)

Cumulative effect of changes in accounting principles (net of tax effects)
Adoption of FAS 133		—	—		$(1)
Per share		—	—	$	nil
Adoption of FAS 143		$4	—		—
Per share		$0.01	—		—
Amortization of underground development costs		$(21)	—		—
Per share		$(0.04)	—		—

Total effect
Earnings (decrease)		$(17)	—		$(1)
Per share		$(0.03)	—	$	nil

1. Represents the impact of the revised accounting policy. For 2003, earnings increased or decreased by the amount disclosed. For 2002 and 2001, because prior years were not restated, the amount disclosed is a pro forma amount only and has not been recorded in these financial statements.

2. Includes both reversals of prior year allowances and allowances recorded against current-year tax losses.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Foreign currency translation

The functional currency of all our operations is the United States dollar (“the US dollar”). We re-measure balances into US dollars as follows:

>	non-monetary assets and liabilities using historical rates;

>	monetary assets and liabilities using period-end exchange rates; and

>	income and expenses using average exchange rates, except for expenses related to assets and liabilities re-measured at historical exchange rates.

Gains and losses arising from re-measurement of foreign currency financial statements into US dollars, and from foreign currency transactions, are recorded in earnings.

In 2003, various changes in economic facts and circumstances led us to conclude that the functional currency of our Argentinean operations was the United States dollar and not the Argentinean Peso. These changes included the completion of the Veladero mine feasibility study, the denomination of selling prices for gold production and US dollar based expenditures.

After the merger with Homestake in 2001, various changes in economic facts and circumstances led us to conclude that the functional currency of certain of its operations was the United States dollar and not the local currency. These changes included the denomination of selling prices for gold production, and more use of United States dollar financing.

For periods before January 1, 2002, the financial statements of those operations were translated as follows: assets and liabilities using period-end exchange rates; and revenues and expenses at average rates. Translation adjustments were included in OCI.

d) Other significant accounting policies

	Note	Page
Business combinations	3	p. 72
Segment information	4	p. 72
Revenue recognition and sales contracts	5	p. 74
Cost of sales and other operating expenses	6	p. 75
Other income/expense	7	p. 76
Income taxes	8	p. 76
Earnings per share	9	p. 77
Comprehensive income	10	p. 78
Derivative instruments	11	p. 79
Cash and equivalents	12	p. 83
Investments	13	p. 84
Accounts receivable, inventories and other current assets	14	p. 85
Property, plant and equipment	15	p. 86
Capitalized Mining Costs	16	p. 87
Other assets	17	p. 88
Other current liabilities	18	p. 88
Long-term debt	19	p. 88
Asset retirement obligations	20	p. 89
Other post-retirement benefits	20	p. 90
Deferred income taxes	21	p. 90
Capital stock	22	p. 92
Stock options	23	p. 93
Restricted stock units	23	p. 94
Pension plans	24	p. 95
Contingencies and commitments	25	p. 97
Fair value of financial instruments	26	p. 100
Joint ventures	27	p. 101
Differences from Canadian GAAP	28	p. 101

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Business Combinations

Homestake Mining Company

On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company (“Homestake”). Under the terms of the merger agreement, we issued 139.5 million Barrick common shares in exchange for all the outstanding common shares of Homestake, using an exchange ratio of 0.53:1. The merger was accounted for as a pooling-of-interests. The consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined.

In 2001, we recorded charges for merger-related costs totaling $117 million ($107 million after tax). These costs included transaction costs of $32 million for investment banking, legal, accounting and other costs directly related to the merger. They also include integration and restructuring costs of $85 million, mainly for employee termination costs.

4. Segment Information

We operate in the gold mining industry and our operations are managed on a regional basis. Our three primary regions are North America, Australia/Africa, and South America, which includes Peru, Chile and Argentina. In 2003, we changed the composition of our reportable segments by the addition of our development projects. We also changed our determination of which costs are charged to segments. Prior periods have been restated to conform to the current presentation. Financial information on all our individual mines and development projects is reviewed regularly by our chief operating decision maker, and accordingly our definition of a business segment includes each of our operating mines and development projects. Our development projects are not presently generating revenue and therefore the measure of segment loss represents expensed exploration and development costs. Our “other operating mines” segment includes mainly operations which have been, or are being, closed.

Income statement information

				Total cash			Segment income (loss)
	Gold sales			production costs[1]			before income taxes
For the years ended December 31	2003	2002	2001	2003	2002	2001	2003	2002	2001
Operating mines:
Goldstrike	$813	$678	$774	$531	$437	$467	$122	$94	$169
Pierina	332	303	299	76	71	38	90	71	86
Bulyanhulu	109	134	56	73	78	35	(1)	16	4
Kalgoorlie	153	124	118	87	82	78	46	23	23
Eskay Creek	130	121	99	18	16	16	65	57	43
Hemlo	98	97	94	60	64	60	27	23	24
Plutonic	120	105	90	62	57	48	48	37	30
Round Mountain	139	132	117	66	73	71	53	38	28
Other operating mines	141	273	342	78	150	207	37	87	85
Development projects:
Veladero	—	—	—	—	—	—	(18)	(20)	(26)
Cowal	—	—	—	—	—	—	—	—	—
Pascua-Lama	—	—	—	—	—	—	—	—	—
Alto Chicama	—	—	—	—	—	—	(29)	(29)	—

Segment total	$2,035	$1,967	$1,989	$1,051	$1,028	$1,020	$440	$397	$466

1. Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes accretion expense, other reclamation and closure costs, and amortization.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset information

						Segment capital
	Segment assets		Amortization			expenditures
For the years ended December 31	2003	2002	2003	2002	2001	2003	2002	2001
Operating mines:
Goldstrike	$1,372	$1,496	$160	$147	$138	$51	$46	$122
Pierina	434	546	166	161	175	17	5	12
Bulyanhulu	670	661	37	40	17	36	56	153
Kalgoorlie	250	240	20	19	17	14	14	6
Eskay Creek	215	258	47	48	40	5	8	10
Hemlo	55	60	11	10	10	10	6	6
Plutonic	84	59	10	11	12	44	20	11
Round Mountain	75	79	20	21	18	6	8	15
Other operating mines	113	234	26	36	50	29	33	54
Development projects:
Veladero	85	7	—	—	—	68	—	—
Cowal	49	25	—	—	—	24	13	—
Pascua-Lama	239	223	—	—	—	9	11	69
Alto Chicama	9	5	—	—	—	4	5	—

Segment total	3,650	3,893	497	493	477	317	225	458
Cash and equivalents	970	1,044	—	—	—	—	—	—
Other items outside operating segments	742	324	25	26	24	5	3	16

Enterprise total	$5,362	$5,261	$522	$519	$501	$322	$228	$474

Geographic information

	Assets		Gold sales
For the years ended December 31	2003	2002	2003	2002	2003
United States	$1,835	$1,834	$970	$905	$1,041
Peru	757	733	332	303	297
Australia	556	480	364	316	288
Canada	480	533	260	299	269
Tanzania	707	695	109	134	56
Chile/Argentina	309	173	—	4	38
Other	718	813	—	6	—

	$5,362	$5,261	$2,035	$1,967	$1,989

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of segment income to enterprise net income

For the years ended December 31	2003	2002	2001
Segment income	$440	$397	$466
Accretion expense, reclamation, closure and other costs	(83)	(43)	(60)
Amortization outside operating segments	(25)	(26)	(24)
Exploration and business development costs, excluding development projects	(90)	(55)	(77)
Merger and related costs	—	2	(117)
Administration	(83)	(64)	(86)
Other income/expense	52	29	32
Interest expense	(44)	(57)	(25)
Non-hedge derivative gains (losses)	71	(6)	33
Income tax (expense) recovery	(5)	16	14
Cumulative effect of changes in accounting principles	(17)	—	(1)
Inmet litigation	(16)	—	(59)

Net income	$200	$193	$96

5. Revenue Recognition and Sales Contracts

We recognize revenue from the sale of gold and by-products when the following conditions are met:

>	persuasive evidence of an arrangement exists;

>	delivery has occurred under the terms of the arrangement;

>	the price is fixed or determinable; and

>	collectability is reasonably assured.

For gold and silver bullion sold under forward sales contracts or in the spot market, we consider that delivery has occurred on transfer of title to the gold or silver to counterparties. Revenue from the sale of by-products such as silver is credited against cost of sales and other operating expenses.

Concentrate sales contracts

Our Eskay Creek and Bulyanhulu mines produce ore and concentrate containing both gold and silver. Under the terms of our sales contracts with third-party smelters final gold and silver prices are set on a specified future date after the shipment date based on spot market metal prices. We record revenues under these contracts based on the forward gold and silver prices at the time of shipment, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in embedded derivatives, because of the difference between the recorded one-month forward price and the final settlement price. These embedded derivatives are adjusted to fair value through revenue each period until the date of final gold and silver pricing.

Forward gold sales contracts

We have fixed-price forward gold sales contracts with various counterparties for 15.5 million ounces of future gold production. The terms of the contracts are governed by master trading agreements that we have in place with the counterparties to the contracts. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over these periods. Contract prices are established at inception through to an interim date. Based on the contractual terms of the fixed-price contracts and current spot and forward gold market prices, the average price that would be realized if all production in the next three years was used to deliver into these contracts would be $309 per ounce. If we do not

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the master trading agreements which have contractually agreed price adjustment mechanisms based on the market gold price. The master trading agreements have both fixed and floating price mechanisms. The fixed price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price of gold. For the majority of fixed-price forward gold sales contracts, selling prices are fixed through 2006. If at an interim date we opt for a floating price, the floating price represents the spot market price of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. In addition to the fixed-price forward gold sales contracts, we have floating-price forward gold sales contracts under which we are committed to deliver 0.5 million ounces of gold over the next 10 years at prices that will be based on the then prevailing spot price. Forward gold market prices are principally influenced by the current market price of gold, gold lease rates and US dollar interest rates. The final realized selling price under a contract will depend on the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set.

We use gold lease rate swap contracts to manage our gold lease rate exposure. Based on the fact that historical short-term gold lease rates have been lower than longer-term gold lease rates, and because fixed price forward gold sales contracts have fixed gold lease rates, we have used these gold lease rate swap contracts to economically achieve a more optimal term structure for gold lease costs. Under these swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 3.3 million ounces of gold spread from 2004 to 2013. The swaps are associated with forward gold sales contracts with expected delivery dates beyond 2006. These lease rate swap contracts are accounted for as non-hedge derivatives (note 11).

Major customers

The largest single counterparty as of December 31, 2003 made up 12% of the ounces of outstanding forward gold sales contracts.

Forward silver sales contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At December 31, 2003, we had fixed-price commitments to deliver 22.3 million ounces of silver over periods primarily of up to 10 years at an average price of $5.24 per ounce.

6.     Cost of Sales and Other Operating Expenses

For the years ended
December 31	2003	2002	2001

Cost of sales[1]	$1,100	$1,114	$1,088
By-product revenues (note 5)	(114)	(119)	(112)
Royalty expenses	50	37	39
Production taxes	15	5	5
Accretion expense (note 20)	17	—	—
Other reclamation and closure costs	66	34	60

	$1,134	$1,071	$1,080

1.     Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization capitalized to inventory, but excluded from cost of sales was $497 million in 2003; $493 million in 2002; and $477 million in 2001.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a) Royalty expenses

Certain of our properties are subject to royalty obligations based on mineral production at the properties. The most significant royalties are at the Goldstrike and Bulyanhulu mines and the Pascua-Lama and Veladero projects. The primary type of royalty obligation is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver, and other ores. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other ores.

b) Other reclamation and closure costs

Various types of costs associated with the reclamation and closure of our mining properties do not meet the definition of “asset retirement obligations” as set out in FAS 143 (see note 20). We expense these costs as they are incurred. For comparative periods, the amounts represent our reclamation and closure costs expense under our accounting policy prior to the adoption of FAS 143 (see note 20).

7.     Other Income/Expense

For the years ended
December 31	2003	2002	2001

Interest income	$34	$30	$36
Gains on sale of long-lived assets[1]	39	8	9
Foreign currency translation gains (losses)	2	1	(10)
Gains (losses) on available for sale securities (note 13)	(12)	(4)	2
Other items	(11)	(6)	(5)

	$52	$29	$32

1.     In 2003 we sold various assets, including: several land positions around inactive mine sites in the United States, as well as the East Malartic Mill and Bousquet mine in Canada. We may continue to sell further land positions around our inactive mine sites in the United States. These land positions have been fully amortized, and therefore any proceeds would likely generate gains on sale, before selling costs and taxes.

8.     Income Taxes

Income tax (expense) recovery

For the years ended
December 31	2003	2002	2001

Current
Canada	$(40)	$(44)	$(14)
Foreign	(14)	(15)	(22)

	$(54)	$(59)	$(36)

Deferred
Canada	32	45	74
Foreign	17	30	(24)

	$49	$75	$50

	$(5)	$16	$14

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to the Canadian federal statutory rate

For the years ended December 31	2003	2002	2001

Income tax expense based on statutory rate of 38%	$(84)	$(67)	$(32)
(Increase) decrease resulting from:
Resource and depletion allowances[1]	17	12	11
Earnings in foreign jurisdictions at different tax rates[1]	42	67	84
Non-deductible expenses	(11)	(9)	(56)
Release of deferred tax valuation allowances recorded in prior years[2]	62	—	—
Valuation allowances recorded against current year tax losses	(23)	(43)	(45)
Outcome of income tax uncertainties[3]	—	22	—
Other items	(8)	34	52

Income tax (expense) recovery	$(5)	$16	$14

1.     We operate in a specialized industry and in several tax jurisdictions. Our income is subject to varying rates of taxation, and we are able to claim certain allowances and deductions unique to extractive industries that result in a lower effective tax rate.

2.     In 2003, we released valuation allowances totaling $62 million, which mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.

3.     In 2002, we recorded a credit of $22 million reflecting the net impact of tax planning completed in the period and the outcome of certain tax uncertainties.

Temporary differences and their tax effects

For the years ended December 31	2003	2002	2001

Amortization	$13	$52	$21
Reclamation costs	2	(4)	(8)
Net operating losses	36	22	37
Other	(2)	5	—

	$49	$75	$50

9.     Earnings per Share

For the years ended December 31
($ millions, except shares in millions and per share amounts)	2003	2002	2001

Income available to common stockholders	$200	$193	$96
Effect of dilutive stock options	—	—	—

Income available to common stockholders and on assumed conversions	$200	$193	$96

Weighted average shares outstanding – basic	539	541	536
Effect of dilutive stock options	—	—	2

Weighted average shares outstanding and on assumed conversions	539	541	538

Earnings per share
Basic	$0.37	$0.36	$0.18
Diluted	$0.37	$0.36	$0.18

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We compute basic earnings per share by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of outstanding stock options.

10.     Comprehensive Income

Comprehensive income consists of net income and other gains and losses that are excluded from net income. These other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on available for sale securities; and foreign currency translation adjustments.

Parts of comprehensive income (loss)

For the years ended December 31	2003		2002		2001

	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax
	amount	amount	amount	amount	amount	amount

Foreign currency translation adjustments	$(3)	$(3)	$(21)	$(21)	$(26)	$(26)
Transfers of realized (gains) losses, on cash flow hedges to earnings (note 11e)	(91)	(61)	(25)	(21)	29	25
Hedge ineffectiveness transferred to earnings (note 11e)	(19)	(12)	—	—	—	—
Change in gains accumulated in OCI for cash flow hedges (note 11e)	349	230	49	28	—	—
FAS 133 transition adjustment (note 2)	—	—	—	—	(4)	—
Additional minimum pension liability	—	—	(2)	(2)	(5)	(5)
Transfers of (gains) losses on available for sale securities to earnings (note 7)	12	12	4	4	(2)	(2)
Change in gains (losses) on available for sale securities (note 13)	32	32	(6)	(6)	(4)	(4)

	$280	$198	$(1)	$(18)	$(12)	$(12)

Accumulated other comprehensive income (loss) (OCI)

At December 31	2003			2002

	Pre-tax	Tax		Pre-tax	Tax
	amount	credit	Total	amount	credit	Total

Foreign currency translation adjustments	$(147)	$—	$(147)	$(144)	$—	$(144)
Accumulated gains on cash flow hedges (note l1e)	288	(99)	189	49	(17)	32
Additional minimum pension liability (note 24d)	(7)	—	(7)	(7)	—	(7)
Unrealized gains (losses) on available for sale securities (note 13)	38	—	38	(6)	—	(6)

	$172	$(99)	$73	$(108)	$(17)	$(125)

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Derivative Instruments

a) Use of derivative instruments

We use derivative instruments to mitigate the effects of certain risks that are inherent in our business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates. The inherent risks that we most often attempt to mitigate by the use of derivative instruments occur from changes in commodity prices (gold and silver), interest rates and foreign currency exchange rates. Because we produce gold and silver, incur costs in foreign currencies, and invest and borrow in US dollars and are therefore subject to US interest rates, our derivative instruments cover natural underlying asset or liability positions. The purpose of the hedging elements of our derivative program is so that changes in the values of cash flows from hedged items are offset by equivalent changes in the values of derivative instruments.

We do not hold derivatives for the purpose of speculation; our risk management programs are designed to enable us to plan our business effectively and, where possible, mitigate adverse effects of future movements in gold and silver prices, interest rates and foreign currency exchange rates.

The main types of derivatives we use are:

Forward gold and silver sales contracts: These contracts provide for the sale of future gold production in fixed quantities with delivery dates at our discretion over a period of up to 15 years (refer to note 5 for more information relating to our sales contracts).

Interest rate swaps: These instruments are used to counteract the volatility of variable short-term interest rates by substituting fixed interest rates over longer terms on cash and short-term investments. We also use interest rate swaps to swap our interest due on long-term debt obligations from fixed to floating, to take advantage of the present low interest-rate environment.

Foreign currency contracts: These instruments are used for the cash flows at our operating mines and development projects from forecasted expenditures denominated in Canadian and Australian dollars to insulate them from currency fluctuations.

Gold lease rate swap contracts: These contracts are used to manage the fixed gold lease rate element of fixed-price forward gold sales contracts and to take advantage of lower short-term gold lease rates (refer to note 5).

We mainly use over-the-counter (“OTC”) derivative contracts. Using privately negotiated master trading agreements with our counterparties, we are, in many cases, able to secure more favorable terms than if we used exchange-traded derivative instruments. We have been able to negotiate these master trading agreements due to our credit standing and the quality and long-life nature of our mines and gold mineral reserves.

We value derivative instruments using pricing inputs that are readily available from independent sources. The fair value of the contracts is mainly affected by, among other things, changes in commodity prices, interest rates, gold lease rates and foreign currency exchange rates.

Our use of these contracts is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. We also maintain a separate compliance function to independently monitor our hedging and financial risk management activities and segregate the duties of personnel responsible for entering into transactions from those responsible for recording transactions.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Accounting for derivative instruments and hedging activities

Under US GAAP, companies are required to include on their balance sheet the fair value of derivative instruments, which are defined under FAS 133. This accounting standard excludes certain derivative instruments from its scope, including instruments that meet the definition of “normal sales contracts”. Such contracts include those whose obligations will be met by physical delivery of a company’s production and that meet other requirements set out in paragraph 10(b) of FAS 133. Our forward gold and silver sales contracts have contractual terms that are consistent with the FAS 133 definition of a normal sales contract. In addition, our past sales practices, productive capacity and delivery intentions are also consistent with that definition. Accordingly, we have elected to designate these instruments as normal sales contracts with the result that the fair value recognition provisions of FAS 133 are not applied to them. Instead we apply our normal revenue recognition principles to our normal sales contracts as described in note 5, which results in recognition of proceeds from the contracts as revenue at the date of physical delivery. All other derivatives are recognized on our balance sheet at their fair value as either an asset or a liability. On the date we enter into a derivative contract, we designate the derivative as either:

>	a fair value hedge of a recognized asset or liability;

>	a cash flow hedge of either a forecasted transaction or the variability of cash flows associated with a recognized asset or liability;

>	a foreign currency cash flow hedge of forecasted transactions; or

>	an instrument that does not qualify for hedge accounting treatment (“non-hedge derivatives”).

Fair value hedges: We record in earnings any changes in the fair value of the derivatives as they occur, along with changes in the fair value of the hedged asset or liability.

Cash flow hedges: We record changes in the fair value of the derivatives in Other Comprehensive Income (OCI) until earnings are affected by the forecasted transaction or variability in future cash flows.

Non-hedge derivatives: Changes in the fair value are recorded in earnings as they occur.

All cash flows relating to derivative instruments are included under operating cash flows.

We formally document all relationships between hedge derivative instruments and the items they are hedging, as well as the risk-management goals and strategy for entering into hedge transactions. This documentation includes linking all derivatives designated as fair value, cash flow, or foreign currency hedges to either specific assets and liabilities in the balance sheet, specific firm commitments or specific forecasted transactions.

For these documented relationships, we formally assess (both at the start of the hedge and on an ongoing basis) whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items, and whether those derivatives are expected to remain highly effective in the future. If it is clear that a derivative is not highly effective as a hedge, we stop hedge accounting prospectively.

Other circumstances under which we stop hedge accounting prospectively include:

>	a derivative expires or is sold, terminated, or exercised;

>	it is no longer probable that the forecasted transaction will occur; or

>	if we decide to remove the designation as a hedge from a derivative.

If it is clear that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are recognized at once in earnings as “hedge ineffectiveness”. In all situations in which hedge accounting stops and a derivative remains outstanding, future changes in its fair value are recognized in earnings as they occur.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Derivative instruments outstanding as at December 31,2003

Maturity	2004	2005	2006	2007	2008+	Total

Written silver call options
Ounces (thousands)	5,000	2,000	—	—	—	7,000
Average exercise price per ounce	$6.04	$5.00	—	—	—	$5.74

Interest rate contracts
Receive-fixed swaps
Notional amount (millions)	$50	—	$100	$575	$275	$1,000
Fixed rate (%)	3.6%	—	3.0%	3.5%	4.0%	3.6%
Pay-fixed swaps
Notional amount (millions)		—	—	—	$324	$324
Fixed rate (%)		—	—	—	5.7%	5.7%

Net notional position	$50	—	$100	$575	$(49)	$676

Foreign currency contracts
Canadian dollar forwards
C$ (millions)	$442	$329	$145	$96	$22	$1,034
Average price (US$)	0.68	0.67	0.72	0.67	0.68	0.68
Australian dollar forwards
A$ (millions)	$591	$440	$193	$139	$19	$1,382
Average price (US$)	0.57	0.58	0.55	0.58	0.53	0.57
Australian dollar
min-max contracts
A$ (millions)	$20	$10	$10	—	—	$40
Average cap price (US$)	0.53	0.52	0.52	—	—	0.53
Average floor price (US$)	0.52	0.51	0.51	—	—	0.52
Fuel contracts
Barrels WTI (thousands)	360	180	—	—	—	540
Cap	$30	$30	—	—	—	$30
Floor	$23	$22	—	—	—	$23

Classification of interest rate and foreign currency contracts

	Cash flow	Fair value	Non-
At December 31, 2003	hedge	hedge	hedge	Total

Interest rate contracts
Receive-fixed swaps on cash balances	$650	—	—	$650
Receive-fixed swaps on debentures	—	$350	—	$350
Pay-fixed swaps on Bulyanhulu project financing	$174	—	—	$174
Pay-fixed swaps on lease rate swaps	—	—	$150	$150
Foreign currency contracts
Canadian dollar contracts	$1,012	—	$22	$1,034
Australian dollar contracts	$1,279	—	$143	$1,422

We also held gold lease rate swaps at December 31, 2003 that are based on a notional amount of 3.3 million ounces of gold spread from 2004 to 2013 (see note 5). These contracts are classified as non-hedge derivatives.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Unrealized fair value of derivative instruments (excluding normal sales contracts)

	2003	2002

At January 1	$29	$(16)
Derivative instruments settled	(91)	(2)
Change in fair value of derivative instruments:
Non-hedge derivatives	52	(6)
Cash flow hedges	349	49
Fair value hedges	(2)	4

At December 31	$337 [1]	$29

1.     Included on the balance sheet as follows: $154 million in other current assets; $256 million in non-current assets as unrealized fair value of derivative contracts; $3 million in other current liabilities; and $70 million in other long-term obligations.

The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at December 31, 2003.

e) Change in gains (losses) accumulated in OCI for cash flow hedge contracts

	Commodity	Foreign currency	Interest rate
	contracts	contracts	contracts	Total

At January 1, 2001	$(4)	$—	$—	$(4)
Hedge losses transferred to earnings	29 [1]	—	—	29

At December 31, 2001	25	—	—	25
Change in fair value	(4)	33	20	49
Hedge gains transferred to earnings	(12)[1]	(7)[2]	(6)[3]	(25)

At December 31, 2002	9	26	14	49
Change in fair value	3	337	9	349
Hedge gains transferred to earnings	(13)[1]	(65)[2]	(13)[3]	(91)
Hedge ineffectiveness transferred to earnings	—	(18)[4]	(1)[4]	(19)

At December 31, 2003	$(1)	$280	$9	$288

1.     Included under revenues and by-product credits

2.     Included under operating expenses

3.     Included under interest income

4.     During 2003, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the FAS 133 qualifying hedge criteria due to changes in the expected timing of the forecasted expenditures. On determining that these hedges were no longer effective for accounting purposes, gains totaling $18 million on these contracts were transferred out of OCI to earnings in 2003. For 2003 the total amount of hedge ineffectiveness, including the gains on ineffective capital expenditure hedges, recorded and recognized in non-hedge derivative gains was $19 million (2002 – $nil; 2001 – $nil).

Based on the fair value of cash flow hedge contracts at December 31, 2003, in fiscal 2004 we expect to transfer hedge gains of $134 million from OCI to earnings, to be matched with the related hedged items. These gains will be reflected as a reduction in cash operating costs, and as a component of interest income.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f) Non-hedge derivative gains (losses)

For the years ended
December 31	2003	2002	2001

Commodity contracts	$3	$(2)	$57
Currency contracts	17	8	(15)
Interest and lease rate contracts	32	(12)	(9)
Hedge ineffectiveness recorded in earnings	19	—	—

	$71	$(6)	$33

g) Derivative instrument risks

By using derivative instruments, we expose ourselves to various financial risks. Market risk is the risk that the fair value of a derivative instrument might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivative instruments. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract. When the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we assume no repayment risk. We minimize our credit (or repayment) risk in derivative instruments by:

>	entering into transactions with high-quality counterparties whose credit ratings are generally “AA” or higher;

>	limiting the amount of exposure to each counterparty; and

>	monitoring the financial condition of counterparties.

When we have more than one outstanding derivative transaction with the same counterparty, and we also have a legally enforceable master netting agreement with that counterparty, the net credit exposure represents the net of the positive and negative exposures between the applicable Barrick entity and that counterparty for similar types of derivative instruments. When there is a net negative exposure, we regard the credit exposure of a Barrick entity to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e. a legal right to a setoff of receivable and payable derivative contracts) between ourselves and that counterparty. Our policy is to use master netting agreements with all counterparties.

Market liquidity risk is the risk that a derivative position cannot be eliminated quickly, by either liquidating derivative instruments or by establishing an offsetting position. Under the terms of our trading agreements with counterparties, the counterparties cannot, require us to immediately settle outstanding contracts, except upon the occurrence of customary events of defaults such as covenant breaches, including financial covenants, insolvency or bankruptcy. We mitigate market liquidity risk by spreading out the maturity of our derivative instruments over time. This ensures that the size of positions maturing is such that for commodity contracts we are able to physically deliver gold and silver against the contracts, and for other contracts the relevant markets for currencies and interest rates will be able to absorb the contracts.

12.     Cash and Equivalents

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. We anticipate holding these cash balances for an extended period of time. We have entered into receive-fixed interest rate swaps with a total notional amount of $650 million that have been designated, and are effective, as cash flow hedges of expected future floating rate interest receipts. These swaps mature at various times from 2004 to 2007 (refer to note l1c).

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information

For the years ended December 31	2003	2002	2001

Components of other net operating activities
Add (deduct):
Merger and related costs	$—	$(2)	$117
Reclamation cost accruals	—	34	54
Foreign currency translation gains (losses) (note 7)	(2)	(1)	10
(Gains) losses on available for sale securities (note 7)	12	4	(2)
Amortization of deferred stock-based compensation (note 23b)	4	3	—
Cumulative effect of changes in accounting policies (note 2)	17	—	1
Accretion expense (note 6)	17	—	—
Non-hedge derivative (gains) losses (note 11)	(71)	6	(33)
Inmet litigation expense (note 25)	16	—	59
Changes in operating assets and liabilities:
Accounts receivable	3	(12)	(2)
Inventories	2	32	67
Accounts payable and accrued liabilities	13	(9)	(135)
Current income taxes accrued	54	59	36
Other assets and liabilities	7	(11)	(44)
Cash payments:
Merger and related costs	—	(50)	(13)
Reclamation and closure costs	(25)	(70)	(35)
Income taxes	(111)	(52)	(47)

Other net operating activities	$(64)	$(69)	$33

Cash payments included in operating activities:
Interest, net of amounts capitalized	$44	$57	$24

13.     Investments

Available for sale securities

At December 31	2003		2002

		Unrealized		Unrealized
		Gains (losses)		Gains (losses)
	Fair value	in OCI	Fair value	in OCI

Pension and other defined plans:[1]
Fixed-income debt securities	$6	$—	$7	$—
Equity securities	26	8	23	(6)
Other investments:
Equity securities[2]	95	30	11	—

Total	$127	$38	$41	$(6)

1.     Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2.     Other investments mainly include an investment in Highland Gold that had a fair value of $57 million at December 31, 2003.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments, which are all classified as available for sale, are recorded at fair value, with unrealized gains and losses recorded in OCI. The fair value of investments is determined by quoted market prices. We record realized gains and losses in earnings as investments mature or on sale. For purposes of calculating realized gains and losses, we use the average cost of securities sold. We recognize in earnings all unrealized declines in fair value judged to be other than temporary which included losses of $11 million in 2003 (2002 – $nil; 2001 – $nil). During the three years ended December 31, total proceeds from the sale of investments were: 2003 – $7 million; 2002 – $64 million; and 2001 – $24 million.

Gains and losses on investments recorded in earnings

For the years ended
December 31	2003	2002	2001

Realized
Gains	$—	$—	$2
Losses	$(1)	$(4)	$—
Unrealized
Other than temporary losses	$(11)	$—	$—

	$(12)	$(4)	$2

14.     Accounts Receivable, Inventories and Other Current Assets

At December 31	2003	2002

Accounts receivable
Amounts due from customers	$26	$30
Taxes recoverable	10	12
Other	33	30

	$69	$72

Inventories
Gold in process and ore in stockpiles	$99	$100
Mine operating supplies	58	59

	$157	$159

Other current assets
Derivative assets (note 11d)	$154	$37
Prepaid expenses	15	10

	$169	$47

Inventories

We record gold in process, ore in stockpiles and mine operating supplies at average cost, less provisions required to reduce any obsolete or slow-moving inventory to its net realizable value. For gold in process and ore in stockpiles costs capitalized to inventory include: direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of capitalized mining costs; and local mine administrative expenses. By-product revenues, royalty expenses and production taxes are included in cost of sales and other operating expenses, but we do not capitalize these items into inventory. We capitalize amortization of mine property, plant and equipment into inventory, but we present this expense separately on the face of our income statement outside of cost of sales. The amount of mine amortization that is capitalized to inventory, but excluded from cost of sales, was $497 million in 2003; $493 million in 2002; and $477 million in 2001.

We classify material as ore in stockpiles when its grade exceeds the cut-off grade used in the determination of quantities of proven and probable reserves. We process ore in stockpiles under a life of mine plan that is intended to optimize use of our known mineral reserves, present plant capacity and pit design. Gold in process and ore in stockpiles excludes $64 million (2002 – $61 million) of stockpiled ore that we do not expect to process in the next 12 months. This amount is included in other assets. The market price of gold can affect the timing of processing of ore in stockpiles.

Our Goldstrike property is the only one that has significant stockpiled ore. The stockpiles consist of two ore types: ore that will require autoclaving, and ore that will require roasting. Stockpiled ore is exposed to the elements, but we do not expect its condition to deteriorate significantly. Processing of roaster ore commenced on start up of the roaster facility in 2000. We are now processing ore from both the autoclave and roaster stockpiles. We expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Property, Plant and Equipment

At December 31	2003	2002

Property acquisition and mine development costs	$4,245	$4,222
Buildings, plant and equipment	2,831	2,812

	7,076	7,034
Accumulated amortization	(3,945)	(3,723)

	$3,131	$3,311

a) Property acquisition and mine development costs

We capitalize payments for the acquisition of land and mineral rights. After acquisition, a number of factors affect the recoverability of the cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. When we establish the existence of proven and probable reserves, we allocate a portion of property acquisition costs to those reserves.

We capitalize mine development costs on our properties after proven and probable reserves have been found. Before finding proven and probable reserves, development costs are considered exploration costs, which are expensed as incurred. For the year ended December 31, 2003, we expensed development costs totaling $18 million at our Veladero Project in Argentina because in accordance with our accounting policy for these costs, we do not capitalize costs incurred until after proven and probable reserves, as defined by United States reporting standards, have been found. Effective October 1, 2003, we determined that the project’s mineral reserves met the definition of proven and probable reserves for United States reporting purposes. Following this determination we began capitalizing mine development costs at the Veladero project prospectively for future periods.

At December 31, 2003, property acquisition and mine development costs included various properties in the exploration or development stage that are not presently being amortized. Details of the carrying amounts for major properties and the years when we expect to put these properties into production and begin amortization are:

	Carrying amount	Expected timing
	at December 31	of production
Property	2003	start up

Veladero	$68	2005
Cowal	49	2006
Alto Chicama	9	2005
Pascua-Lama	200	2008
Exploration properties	213	—

Total	$539

We capitalize financing costs, including interest, relating to mine development costs while development or construction activities at the properties are in progress. Capitalization occurs without restriction to specific borrowings. We stop capitalizing financing costs when the asset or mine is substantially complete and ready for its intended use.

We start amortizing capitalized acquisition and mine development costs when production begins. Amortization is calculated using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves.

Future underground development costs, which are significant, are necessary to enable us to physically gain access to our underground ore bodies, expected to be mined in some cases over the next 25 years. In years prior to 2003 we amortized the aggregate total of historical capitalized costs and estimated future costs using the units of production method over total proven and probable gold mineral reserves. In 2003, we changed our accounting for these costs. This change was made to better match amortization with ounces of gold sold and to remove the inherent uncertainty in estimating future development costs from amortization calculations.

Under our revised accounting policy, costs incurred to access specific ore blocks or areas, and that only provide benefit over the life of that area, are amortized over the gold mineral proven and probable reserves within the specific ore block or area. Infrastructure and other

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

common costs which have a useful life over the entire mine life continue to be amortized over total accessible proven and probable gold mineral reserves of the mine.

b) Buildings, plant and equipment

We record buildings, plant and equipment at purchase or construction cost, including any capitalized financing costs. We amortize them, net of their residual value, using the straight-line method over their estimated useful lives. The longest estimated useful life for buildings and mill equipment is 25 years and for mine equipment is 15 years.

We expense repairs and maintenance expenditures as incurred. We capitalize major improvements and replacements that increase productive capacity or extend the useful life of an asset, and amortize them over the remaining estimated useful life of the related asset.

c) Impairment evaluations

We review and test the carrying amounts of our mineral properties and related buildings, plant and equipment when events or changes in circumstances suggest that the carrying amount may not be recoverable. If we have reason to suspect an impairment may exist, we prepare estimates of future net cash flows that we expect to generate for the related asset or group of assets. Where there is a range of potential outcomes, we use a probability-weighted approach in the estimation of future net cash flows. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For our operating mines, we include all mine property, plant and equipment in one group at each mine for impairment testing purposes. For our development projects and exploration properties, we assess the carrying amount of each property separately on a property-by-property basis.

For our operating mines and development projects, the cash flow estimates are based on:

>	estimated recoverable ounces of gold mainly representing proven and probable mineral reserves. We consider possible reserves where all economic and geo-technical studies are complete and support economic recovery of gold, but where we are awaiting government approvals to allow mining of the material;

>	estimated future commodity prices (considering historical and current prices, price trends and related factors); and

>	expected future operating costs, capital expenditures and unrecorded reclamation and closure expenditures.

Our estimates of production levels and operating costs are based on life of mine plans that are developed to model the expected cash flows from processing our known gold reserves, assuming current plant capacity and current operating costs, but excluding the impact of inflation.

In our most recent impairment assessments we used a future average gold price assumption of $375 per ounce. We also assumed a US dollar foreign exchange rate of $0.67 against the Australian dollar, based on recent market forward currency exchange rates over the periods for which we are estimating future cash flows.

We record a reduction of the assets or group of assets to their estimated fair value as a charge to earnings, if the estimated future net cash flows are less than the carrying amount. We calculate fair value by discounting the estimated future net cash flows using a discount factor. The discount factor is our estimate of the risk-adjusted rate used to determine the fair value of our mining properties in a transaction between willing buyers and sellers.

16.     Capitalized Mining Costs

We charge most mine operating costs to inventory as incurred. However, we capitalize and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.” We charge to inventory amortization of amounts capitalized based on a “stripping ratio” using the units-of-production method.

This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in the reporting of greater

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

volatility in period-to-period results of operations. If we followed a policy of expensing these costs as incurred, then using this alternative policy, our reported cost of sales would have been $37 million lower in 2003 (2002 – $29 million lower, 2001 – $17 million lower).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is grouped with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios1

For the years ended
December 31	2003	2002	2001

Betze-Post (Goldstrike)	112:1	112:1	98:1
Pierina	48:1	48:1	21:1

1.     The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.,

The average remaining life of open-pit mine operations where we capitalize these types of mining costs is 8 years. The full amount of costs incurred will be expensed by the end of the mine lives.

17.     Other Assets

At December 31	2003	2002

Ore in stockpiles (note 14)	$64	$61
Taxes recoverable	52	35
Deferred income tax assets (note 21)	59	45
Debt issue costs	11	11
Deferred stock-based compensation (note 23b)	6	5
Prepaid pension asset (note 24d)	—	7
Other	56	73

	$248	$237

18.     Other Current Liabilities

At December 31	2003	2002

Asset retirement obligations (note 20a)	$36	$53
Merger and related costs[1]	1	3
Imnet litigation (note 25)	—	58
Derivative liabilities (note 11d)	3	28
Income taxes payable	—	52
Pension and other post-retirement benefits (notes 20 and 24)	5	9
Current part of long-term debt (note 19)	41	20
Deferred revenue	17	35
Other	2	12

	$105	$270

1.     In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan benefit enhancements. Excess accruals totaling $2 million were recorded in 2002 earnings.

19.     Long-Term Debt

At December 31	2003	2002

Debentures	$501	$504
Project financing – Bulyanhulu	174	194
Variable rate bonds	80	80
Capital leases	5	3

	760	781
Current part	(41)	(20)

	$719	$761

Interest expense

For the years ended
December 31	2003	2002	2001

Interest incurred	$49	$59	$67
Less: capitalized	(5)	(2)	(42)

Interest expense	$44	$57	$25

a) Debentures

On April 22, 1997, we issued $500 million of redeemable, non-convertible debentures. The debentures bear interest at 7.5% per annum, payable semi-annually, and mature on May 1, 2007 We entered into interest-rate swap contracts as a fair value hedge of our interest rate risk exposure on $350 million of the debentures,

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

effectively converting them to floating-rate debt instruments (note 11). Under the swaps, we receive fixed-rate interest receipts at 7.5% in exchange for floating-rate interest payments of LIBOR plus a credit spread of 4.0%, which, in 2003, resulted in an effective rate of 6.1%.

b) Project financing – Bulyanhulu

One of our wholly-owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a limited-recourse amortizing loan for $174 million. We guaranteed the loan until completion, which occurred in March 2003. After completion, the loan became non-recourse. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. The interest rate, inclusive of political risk insurance premiums, is LIBOR plus 2.6% before completion, and increased after completion to about LIBOR plus 3.6%. The effective interest rate for 2003, including amortization of debt-issue costs and political risk insurance, was 77% (2002 – 72%, 2001 – 73%). The effective interest rate includes payments made under a receive-floating, pay-fixed interest-rate swap which matches the loan principal over the term to repayment.

Scheduled repayments for each of the next five years are: 2004 – $24 million, 2005 – $31 million, 2006 -$34 million, 2007 – $34 million, 2008 – $34 million, and 2009 – $17 million.

c) Variable rate bonds

Certain of our wholly-owned subsidiaries have issued variable-rate, tax-exempt bonds of $17 million (due 2004), $25 million (due 2029) and $38 million (due 2032) for a total of $80 million. We pay interest monthly on the bonds based on variable short-term, tax-exempt obligation rates. The average interest rate for 2003 was 1.1% (2002 – 1.4%). No principal repayments are due until cancellation, redemption or maturity.

d) Credit facilities

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. We extended the Credit Agreement on March 28, 2003 for one year from April 2007 to April 2008. The Credit Agreement, which is unsecured, matures in April 2008 and has an interest rate of LIBOR plus 0.27% to 0.35% when used, and an annual fee of 0.08%. We have not drawn any amounts under the Credit Agreement.

20.     Other Long-Term Obligations

At December 31	2003	2002

Asset retirement obligations	$282	$249
Pension benefits[1] (note 24d)	48	55
Other post-retirement benefits	26	28
Derivative liabilities (note 11d)	70	58
Restricted stock units (note 23b)	10	7
Other	133	131

	$569	$528

1.     Includes additional minimum liability of $7 million (see note 24d)

a) Asset retirement obligations

2003

At January 1	$334
Changes in cash flow estimates (note 2b)	10
Settlements	(43)
Accretion expense	17

At December 31	318
Current part	(36)

$282

Our mining, processing, exploration and development activities are subject to various government controls and regulations relating to protection of the environment, including requirements for the closure and reclamation of mining properties.

Effective January 1, 2003, we adopted FAS 143 and changed our accounting policy for reclamation and closure costs. Prior to the adoption of FAS 143, we accrued estimated reclamation and closure costs over the life of our mines using the units of production method based on recoverable ounces of gold contained in proven and probable reserves. Under FAS 143, if a liability meets the definition of an asset retirement obligation, then it is accounted for in accordance with

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the principles of FAS 143. Other reclamation and closure costs that are not asset retirement obligations are expensed as incurred (see note 6).

Through the construction and normal operation of our mining property, plant and equipment, asset retirement obligations are incurred. We record the fair value of a liability for an asset retirement obligation when it is incurred. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we record a gain or loss if the actual cost incurred is different than the liability recorded.

We estimate that the present value of asset retirement obligations under present environmental regulations was $318 million at December 31, 2003. The major parts of this $318 million estimate are for: tailing and heap leach pad closure/rehabilitation – $ 105 million; demolition of buildings/mine facilities – $30 million; ongoing water treatment – $76 million; ongoing monitoring and care and maintenance – $28 million; and other costs – $79 million.

b) Other post-retirement benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits, under which all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred. We amortize the deferred amounts when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amortization period is the average remaining life expectancy of participants. For 2003, we recorded a benefit expense of $nil (2002 – $nil, 2001 – $2 million credit).

We have assumed a health care cost trend of 6.5% in 2003, 7% in 2002 and 7.5% in 2001, decreasing ratability to 5% in 2006 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2003 would have increased the post-retirement obligation by $3 million or decreased the post-retirement benefit obligation by $2 million and would have had no significant effect on the benefit expense for 2003.

Expected future benefit payments

For the year ending December 31
2004	$2
2005	2
2006	2
2007	2
2008	2
2009-2013	8

21.     Deferred Income Taxes

Net deferred income tax liabilities

At December 31	2003	2002[1]

Assets
Operating loss carry forwards	$398	$389
Reclamation and closure costs	82	82
Property, plant and equipment	3	50
Post-retirement benefit plan obligations	21	46
Alternative minimum tax credit carry forwards	120	110
Other	58	43

Gross deferred tax assets	682	720
Valuation allowances	(394)	(433)

Net deferred tax assets	288	287
Liabilities
Property, plant and equipment	(361)	(381)
Other	(98)	(16)

	$(171)	$(110)

Net deferred ncome tax liabilities consist of:
Non-current assets (note 17)	59	45
Non-current liabilities	(230)	(155)

	$(171)	$(110)

1. Reclassified to conform with current presentation.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a) Recognition and measurement

We recognize deferred income tax assets and liabilities for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. We measure deferred income tax assets and liabilities using enacted rates that apply to the years when we expect to recover or settle the temporary differences. Our income tax expense or recovery includes the effects of changes in our deferred income tax assets and liabilities. We reduce deferred income tax assets by a valuation allowance if we decide it is more likely than not that some or all of the assets will not be realized.

We measure and recognize deferred income tax assets and liabilities based on: our interpretation of relevant tax legislation; our tax planning strategies; estimates of the tax bases of individual assets and liabilities; and the deductibility of expenditures for income tax purposes. We will recognize the effects of changes in our assessment of these estimates and factors when they occur.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Operating loss carry forwards amount to $1,535 million, of which $973 million do not expire and $562 million expire at various times over the next 20 years. Alternative minimum tax credit carry forwards amount to $120 million and do not expire.

Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada – 1999, United States – 2001 and Peru – 2000. Other than the matter of interest and penalties associated with the Peruvian tax assessment, we are not aware of any tax matters outstanding in any country in which we operate that could potentially have a material adverse effect on our financial position or results of operations.

b) Valuation allowances

Because we operate in multiple tax jurisdictions, we consider the need for a valuation allowance on a country-by-country basis, taking into account the effects of local tax law. When a valuation allowance is not recorded, we believe that there is sufficient positive evidence to support a conclusion that it is more likely than not that the asset will be realized. When facts or circumstances change, we record an adjustment to a valuation allowance to reflect the effects of the change. The main factors that affect the amount of a valuation allowance are:

› expected levels of future taxable income;

› opportunities to implement tax plans that affect whether tax assets can be realized; and

› the nature and amount of taxable temporary differences.

Levels of future taxable income are affected by, among other things, prevailing gold prices; cash operating costs; changes in proven and probable gold reserves; and changes in interest rates and foreign currency exchange rates. It is reasonably possible that circumstances could occur resulting in a material change in the valuation allowances.

c) Peruvian tax assessment

One of our Peruvian subsidiaries received a revised income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority, SUNAT. The tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what we previously assumed with a resulting increase in current and deferred income taxes. We believe that the tax assessment is incorrect and we are appealing the decision. The full life of mine effect on our current and deferred income tax liabilities was fully recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2003. The case is pending before Peru’s Tax Court. If the case is not resolved in our favor, we intend to pursue all available remedies, including judicial appeals. If we are successful and our original

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

valuation is confirmed as the appropriate tax basis of the Pierina assets, we would benefit from a $141 million reduction in current and deferred tax liabilities. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

In the event of an unfavorable Tax Court ruling, Peruvian law is unclear with respect to whether it is necessary to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of an appeal process, a process which can take several years. The amount of current income taxes that is potentially payable is $80 million. In the event of an unfavorable Tax Court ruling, we will consider taking all available action to prevent payment of the amount in dispute until the appeal process is complete.

We have not provided for $57 million of potential interest and penalties on the income tax assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will continue to increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our available remedies.

22.     Capital Stock

a) Authorized capital

Our authorized capital stock includes an unlimited number of common shares (issued 535,250,227 shares), 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

b) Share repurchase program

During the year ended December 31, 2003, we repurchased 8.75 million common shares for $154 million, at an average cost of $17.56 per share. This resulted in a reduction of common share capital by $67 million, and an $87 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

c) Barrick Gold Inc. (“BGI”) Exchangeable Shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2003, 1.5 million (2002 – 1.6 million) BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares (2002 – 0.8 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI

For the years ended December 31	2003	2002	2001

Total revenues and other income	$226	$203	$175
Less: costs and expenses	245	191	281

Income (loss) before taxes	$(19)	$12	$(106)

Net loss	$(38)	$(1)	$(84)

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31	2003	2002

Assets
Current assets	$72	$91
Non-current assets	233	236

	$305	$327

Liabilities and shareholders’ equity
Other current liabilities	20	75
Intercompany notes payable	546	407
Other long-term liabilities	11	18
Deferred income taxes	67	122
Shareholders’ equity	(339)	(295)

	$305	$327

d) Dividends

In 2003, we declared and paid dividends in US dollars totaling $0.22 per share (2002 – $0.22 per share, 2001 – $0.22 per share).

23.     Employee Stock-Based Compensation

a) Common stock options

We have a stock option plan for selected employees. At December 31, 2003, 24 million common stock options were outstanding, expiring at various dates to December 7, 2013. The exercise price of the options is set at our closing share price on the day before the grant date. They vest over four years at a rate of one quarter each year, beginning in the year after granting, and are exercisable over 10 years. At December 31, 2003, 1 million (2002 – 5 million, 2001 – 9 million) common shares, in addition to those currently outstanding, were available for granting options.

Besides the common stock options in the table below, we are obliged to issue about 0.5 million common shares (2002 – 0.5 million common shares) in connection with outstanding stock options assumed as part of a business combination in 1999. These options have an average exercise price of C$19.70 (2002 – C$19.68) and an average remaining term of two years.

Stock option activity (shares in millions)

	2003		2002		2001
	Shares	Average	Shares	Average	Shares	Average
	(number)	price	(number)	price	(number)	price

C$ options
At January 1	19		19		22
Granted	5	$28.61	6	$24.71	1	$24.32
Exercised	(1)	$23.99	(4)	$24.79	–
Cancelled or expired	(1)	$27.95	(2)	$33.99	(4)	$29.66

At December 31	22		19		19

US$ options
At January 1	3		6		4
Granted	–		–		2	$9.03
Exercised	(1)	$13.07	(2)	$11.99	–
Cancelled or expired	–		(1)	$25.10	-

At December 31	2		3		6

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options outstanding (shares in millions)

	Outstanding			Exercisable

Range of	Shares	Average	Average life	Shares	Average
exercise prices	(number)	price	(years)	(number)	price

C$ options
$22.08 - $31.05	20	$26.29	8	9	$26.11
$32.32 -$43.20	2	39.26	3	2	$39.55

	22		7	11

US $ options
$8.96 -$17.68	1	$12.40	6	1	$13.57
$17.75 - $40.66	1	$26.30	3	1	$26.30

	2		5	2

Under APB 25, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25) and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Option value information

For the years ended December 31
(per share and option amounts in dollars)	2003	2002	2001

Fair value per option	$8.50	$6.40	$5.10
Valuation assumptions:
Expected option term (years)	6	6	10
Expected volatility	40%	40%	30%
Expected dividend yield	1.0%	1.4%	1.4%
Risk-free interest rate	4.5%	5.0%	5.5%

Pro forma effects
Net income, as reported	$200	$193	$96
Stock-option expense	(24)	(21)	(31)

Pro forma net income	$176	$172	$65

Net income per share:
As reported[1]	$0.37	$0.36	$0.18
Pro forma[1]	$0.33	$0.32	$0.12

1. Basic and diluted.

b) Restricted stock units

In 2001, we put in place a restricted stock unit incentive plan (RSU Plan) for selected employees. Under the RSU Plan, a participant is granted a number of RSUs, where each unit has a value equal to one Barrick common share at the time of grant. Each RSU, which vests and will be paid out on the third anniversary of the date of

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

grant, has a value equivalent to the market price of a Barrick common share. RSUs are recorded at their fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair market value of the units during the vesting period are recorded, with a corresponding adjustment to the carrying amount of deferred compensation. Compensation expense for the year ended December 31, 2003 was $4 million (2002 – $3 million). At December 31,2003, the weighted average remaining contractual life was 1.6 years, and the fair value of outstanding RSUs was $10 million (included in other long-term obligations).

RSU activity

		Fair value
	RSUs	per unit
	(in thousands)	(in dollars)

Balance at December 31, 2000	—	$—
Granted	515	15.49

Balance at December 31, 2001	515	$15.95
Cancelled	(30)	19.74
Dividends	4	17.45

Balance at December 31, 2002	489	$15.41
Cancelled	(171)	16.62
Granted	130	21.92
Dividends	4	19.82

Balance at December 31, 2003	452	$22.71

24.     Pension Plans

a) Defined contribution pension plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $15 million in 2003, $12 million in 2002 and $12 million in 2001.

b) Defined benefit pension plans

We have various qualified defined benefit pension plans that cover certain of our United States employees and provide benefits based on employees’ years of service. Our policy for these plans is to fund, at a minimum, the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income securities and equity securities.

As well as the qualified plans, we have nonqualified defined benefit pension plans covering certain employees and a director of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust, which mainly includes investments, was $32 million (2002 – $31 million), are recorded in our consolidated balance sheet and accounted for under our accounting policies for such assets.

Actuarial gains and losses arise when the actual return on plan assets for a period differs from the expected return on plan assets for that period, and when actual experience causes the expected and actuarial accrued benefit obligations to differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of participants.

Pension expense

For the years ended December 31	2003	2002	2001

Expected return on plan assets	$(11)	$(17)	$(21)
Service cost for benefits earned	—	3	4
Interest cost on benefit obligation	14	16	16
Prior service cost	—	—	1
Actuarial gains	—	(1)	(2)
Special termination charges[1]	—	—	39
Effect of curtailments/settlements	1	1	(4)

	$4	$2	$33

1.     In 2001, the planned closure of certain mine sites caused some terminated employees at the sites to receive extra pension entitlements. As well, certain employees with change of control clauses in their employment agreements became entitled to enhanced pension benefits on the closing of the merger. We recorded a charge of $39 million included in merger and related costs to reflect the impact of these events.

BARRICK Annual Report 2003

c) Pension plan asset information

Fair value of plan assets

For the years ended December 31	2003	2002

Balance at January 1	$170	$235
Actual return on plan assets	19	(2)
Company contributions	8	7
Benefits paid	(31)	(70)

Balance at December 31	166	170

Funded status[1]	$(55)	$(57)
Unrecognized net actuarial losses	11	9

Net benefit liability recognized	$(44)	$(48)

As of December 31	2003	2002

Composition of plan assets:
Equity securities	$66	$41
Debt securities	100	129

	$166	$170

1. Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $32 million at December 31, 2003). In the year ending December 31, 2004 we expect to make further contributions totaling about $3 million to our defined benefit pension plans to address the funding status of the plans.

Investment strategy

We employ a total return investment approach, whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Our overall expected long-term rate of return on assets is the actuarial assumption rate of 7%. Risk is diversified through a blend of equity and fixed income investments. Furthermore, equity investments are diversified across geography and market capitalization in US large cap stocks, US small cap stocks, and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

Assumed rate of return on plan assets

We employ a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income investments are preserved congruent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined.

d) Benefit obligations

Project benefit obligation (PBO)

For the years ended December 31	2003	2002

Balance at January 1	$227	$279
Service cost for benefits earned	—	3
Interest cost on benefit obligation	14	16
Actuarial (gains) losses	11	(1)
Benefits paid	(31)	(70)

Balance at December 31	$221	$227

For the year ended December 31, 2003 we used a measurement date of December 31, 2003 to calculate the accumulated benefit obligations.

Expected future benefit payments

For the year ending December 31
2004	$15
2005	16
2006	16
2007	18
2008	18
2009 - 2013	$94

BARRICK Annual Report 2003

Pension plans where accumulated benefit obligation (ABO) exceeds the fair value of plan assets

At December 31	2003	2002

Projected benefit obligation	$221	$193
ABO	$217	$193
Fair value of plan assets	$166	$132

Total recorded benefit asset (liability)

At December 31	2003	2002

Prepaid pension asset	$—	$7
Accrued benefit plan liability
Current	(3)	(7)
Non-current	$(41)	(48)

Net benefit plan liability
Additional	$(44)	$(48)
minimum liability – non-current (note 10)	(7)	(7)

	$(51)	$(55)

e) Actuarial assumptions

				Sensitivity analysis[1]

				Effect on	Effect on
For the years ended December 31	2003	2002	2001	ABO	earnings

Discount rate
For benefit obligations	6.25%	6.50%	6.75%	$23	N/A
For net pension cost	6.50%	6.75%	7.25%	N/A	$—
Expected return on plan assets	7.00%	8.50%	8.50%	N/A	$2
Compensation increases	5.00%	5.00%	5.00%	N/A	N/A

1. Effect of a one-percent decrease

In 2003, we reduced the assumed rate of return on pension plan assets from 8.5% to 7% to reflect our revised expectations for long-term returns based on recent experience and considering the mix of plan assets and our investment strategy.

25.     Contingencies and Commitments

a) Contingencies, litigation and claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inmet litigation

In October 1997, Barrick Gold Inc. (“BGI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, BGI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. In February 1998, Inmet filed suit against BGI in the British Columbia (“B.C.”) Supreme Court disputing the termination of the agreement and alleging that BGI had breached the agreement. In January 2002, the Court released its decision in the matter and found in favor of Inmet. The Court awarded Inmet equitable damages of C$88.2 (US$59) million, which was recorded as an expense in 2001. The Court did not award Inmet pre-judgment interest. Inmet made a request to the Court to re-open the trial to make submissions on its claim for pre-judgment interest, which was denied in May 2002. In February 2002, BGI filed a Notice of Appeal with the B.C. Court of Appeal, and Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest. In November 2003, the B.C. Court of Appeal dismissed the appeal made by BGI, and also awarded Inmet pre-judgment interest. In November 2003, BGI paid Inmet C$111 million (US$86 million), in full settlement of the lawsuit. The settlement resulted in a further expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiffs submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiffs’ motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the US District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick’s motions to dismiss this action. Discovery has commenced in the case and a trial date has been tentatively set for February 2005. We intend to defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Several other complaints, making the same basic allegations against the same defendants, were filed by other parties on behalf of the same proposed class of Barrick shareholders. In September the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the Wagner complaint. We intend to defend the action vigorously.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

b) Commitments

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

We have entered into various commitments in the ordinary course of business, including commitments to perform assessment work and other obligations necessary to maintain or protect our interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state/provincial environmental, health and safety permits.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.     Fair Value of Financial Instruments

Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy.

The accounting for an asset or liability may differ based on the type of instrument and/or its use in a risk management or investing strategy. The measurement approaches used in financial statements include the following:

>	recorded at fair value on the balance sheet with changes in fair value recorded each period in earnings;

>	recorded at fair value on the balance sheet with changes in fair value recorded each period in a separate component of shareholders’ equity and as part of other comprehensive income;

>	recorded at cost (less other-than-temporary impairments) with changes in fair value not recorded in the financial statements but disclosed in the notes thereto; or

>	recorded at the lower of cost or market.

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independent information as inputs. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Fair value information

At December 31	2003		2002
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Financial assets
Cash and equivalents[1]	$970	$970	$1,044	$1,044
Accounts receivable[1]	69	69	72	72
Available for sale securities[2]	127	127	41	41
Derivative assets[3]	410	410	115	115

	$1,576	$1,576	$1,272	$1,272

Financial liabilities
Accounts payable[1]	$245	$245	$213	$213
Long-term debt[4]	760	841	781	858
Derivative liabilities[3]	73	73	86	86

	$1,078	$1,159	$1,080	$1,157

1. Fair values of cash and equivalents, accounts receivable and accounts payable approximate their carrying amounts due to their short-term nature and generally negligible credit losses.

2. Our investment in debt and equity securities are recorded at their estimated fair value. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.

3. The fair value for derivative instruments is determined based on liquid market pricing as evidenced by exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.

4. The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.     Joint Ventures

Our major interests in joint ventures are our 50% interest in the Kalgoorlie Mine in Australia; our 50% interest in the Round Mountain Mine in the United States; and our 50% interest in the Hemlo Mine in Canada.

Summary financial information for joint ventures (100%)

Income statement and cash flow information

For the years ended
December 31	2003	2002	2001
Revenues	$775	$650	$578
Costs and expenses	638	582	522

Net income	$137	$68	$56

Operating activities[1]	$127	$175	$163
Investing activities[1]	$(60)	$(54)	$(78)
Financing activities[1]	$—	$—	$—

1. Net cash inflow (outflow)

Balance sheet information

At December 31	2003	2002
Assets
Inventories	$99	$46
Property, plant and equipment	543	553
Other assets	64	79

	$706	$678

Liabilities
Current liabilities	$77	$116
Long-term obligations	104	67

	$181	$183

28.     Differences from Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation of our income statement and balance sheet between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a) Business combinations

The acquisitions of Sutton Resources (“Sutton”) and Homestake Mining Company (“Homestake”), which were accounted for using the pooling-of-interests method under US GAAP, were accounted for as a purchase under Canadian GAAP. Under US GAAP, the assets, liabilities and shareholders’ equity of Sutton and Homestake were combined with the Company’s own recorded amounts. Comparative figures were restated for all periods presented prior to the acquisitions to include the combined statements of income and balance sheets of the merged entities adjusted to conform to our US GAAP accounting policies. Under Canadian GAAP, rules which existed at the time of the Sutton and Homestake acquisitions prior to the effective date of CICA 1581 Business Combinations, allowed for two possible accounting methods, the purchase method or the pooling-of-interests method. The selection of the method of accounting used for business combinations under the previous rules depended upon whether or not one of the combining companies could be identified as an acquirer. In situations where voting shares were issued or exchanged to effect the combination, factors relating to control over the resultant combined company were considered. Under those previous rules, due to the fact that the Barrick shareholders (as a group) held more than 50% of the voting shares of the combined company after the acquisitions of Sutton and Homestake, Barrick was identified as the acquirer, thereby requiring the purchase method to be used under Canadian GAAP. The application of the purchase method under Canadian GAAP required that identifiable assets and liabilities of the acquired entity be recorded at fair values at the date of acquisition, with any excess purchase price allocated to goodwill. This resulted in certain assets and liabilities being recorded at different carrying amounts under Canadian GAAP compared with US GAAP. These differences arise because the fair values at the date of acquisition differed from historic cost, which is the basis of accounting under the pooling-of-interests method under US GAAP. The assets and liabilities most significantly affected are: property, plant and equipment, intangible assets, inventories, goodwill and obligations recorded for reclamation and closure costs.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Exploration and development expenditures

For Canadian GAAP purposes we capitalize mine development costs on our properties after proven and probable reserves have been found. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Management’s determination as to whether the existence of non-reserve material should result in the capitalization of costs or the material should be included in the amortization and recoverability calculations is based on various factors, including, but not limited to: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

c) Amortization of property, plant and equipment

Under Canadian GAAP, amortization of property, plant and equipment using the units-of-production method is calculated using historical capitalized costs plus future underground mine development costs for a whole mine and proven and probable mineral reserves and non-reserve material for the whole mine (when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced). For US GAAP purposes, amortization is calculated using historical capitalized costs incurred to access specific ore blocks or areas and only proven and probable reserves within the specific block or area; infrastructure and other common costs which have a useful life over the entire mine are amortized over total accessible proven and probable reserves of the mine. These different methods result in a different rate of amortization for Canadian GAAP. In addition, where differences exist in the carrying amounts of property, plant and equipment between US GAAP and Canadian GAAP, due to the historic effects of the application of GAAP to these items (for example, arising from differences in business combinations accounting, capitalization of exploration expenditures, and accounting for asset retirement obligations), this also results in a difference in the amount of amortization expense.

d) Amortization of intangible assets

In our Canadian GAAP financial statements we have certain intangible assets that arose from the application of purchase accounting. These assets are not present in our US GAAP financial statements. Under Canadian GAAP, we amortize the carrying amounts of mining rights for proven and probable reserves as gold is produced using the units of production method based on the estimated recoverable ounces in proven and probable reserves. Amortization of the carrying amounts of mining rights for mineralized material commences when the mineralized material is converted into proven and probable reserves. Intangible assets recorded under Canadian GAAP are tested for impairment using the same method that is applied to property, plant and equipment under Canadian GAAP.

e) Goodwill

Under Canadian GAAP, on the acquisition of Homestake, goodwill was identified and was allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit.

We test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of the reporting unit (including goodwill). If the fair value exceeds this carrying amount, we consider that goodwill is not impaired. If the fair

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value.

f) Future income taxes

In accordance with Canadian GAAP, we implemented CICA Handbook Section 3465, (Future income taxes) in 2000. Prior to the adoption of this standard, Canadian GAAP did not require recognition of the tax effects of temporary timing differences arising from acquisitions. Under US GAAP, acquisitions occurring prior to January 1, 2000 have been accounted for by grossing up assets and deferred tax liabilities for the underlying tax effect of treating the purchase consideration allocated to assets acquired that is not tax deductible as a temporary taxable timing difference.

Under the transition provisions of CICA 3465, the recorded amounts of assets acquired were not restated to reflect differences in their carrying amounts at acquisition for tax and accounting purposes. Consequently, under Canadian GAAP, property, plant and equipment was $190 million lower and future income tax liabilities were $94 million higher than the amounts recorded under US GAAP.

Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to deferred tax assets and liabilities. Consequently, the amounts of deferred tax assets and liabilities recorded under US GAAP differ from the amounts of future income taxes recorded under Canadian GAAP.

g) Impairment evaluations for long-lived assets

In accordance with US GAAP, financing costs are excluded from the evaluation of long-lived assets for impairment purposes. Under Canadian GAAP, financing costs are included, but where an asset is impaired, the asset is reduced to its net recoverable amount, calculated as the future estimated undiscounted net cash flow expected to be generated by the asset. Under US GAAP, if assets are impaired, a reduction in the carrying amount to estimated fair value is required. Fair value is calculated by discounting the estimated future net cash flows using a discount factor. The discount factor is our estimate of the risk-adjusted rate used to determine the fair value of our mining properties in a transaction between willing buyers and sellers.

h) Investments

Under US GAAP, investments which are considered to be “available for sale” securities are recorded at fair value, with unrealized gains or losses included in Comprehensive Income. Under Canadian GAAP, the concept of Comprehensive Income does not exist and these investments are recorded at cost.

i) Derivative financial instruments

Under Canadian GAAP, derivative financial instruments that qualify for hedge accounting treatment are recognized on the balance sheet only to the extent that cash has been paid or received together with adjustments necessary to offset recognized gains or losses arising on the hedged items. Under US GAAP, such derivative financial instruments are recognized on the balance sheet at fair value with a corresponding charge or credit recorded in Other Comprehensive Income.

j) Minimum pension liability

Under US GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to Comprehensive Income. Canadian GAAP does not require us to record a minimum liability and does not have the concept of Comprehensive Income.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k) Asset retirement obligations

Under US GAAP, new policies were adopted effective January 1, 2003 based on new standards published by the FASB. These standards are established for the recognition and measurement of liabilities for legal obligations associated with the retirement of a long-lived asset that result from its acquisition, construction, development or normal operation. A liability is recorded for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset’s useful life. Under Canadian GAAP, a similar standard will be effective for the Company’s fiscal year beginning on January 1, 2004. Under current Canadian standards, and US standards prior to 2003, total expected reclamation and closure costs (including legal and non-legal obligations) are recorded and charged to earnings over the life of a mine using the units of production method based on proven and probable reserves, and, for Canadian GAAP, non-reserve material expected to be converted into reserves. As a result of these different policies, our 2003 US GAAP income statement includes charges for the cumulative effect of the adoption of the new policy, amortization of the asset, accretion of the liability, and non-legal reclamation costs whereas our Canadian GAAP income statement includes a single charge for reclamation expense.

l) Foreign currency

Under US GAAP, translation adjustments that arise on the translation of financial statements of entities whose functional currency is not the US dollar are reported as a component of Comprehensive Income. Under Canadian GAAP, the concept of Comprehensive Income does not exist and these translation adjustments are reported as a separate component of shareholders’ equity, called “cumulative translation adjustments”.

m) Revenue

Under Canadian GAAP purchase accounting rules, Homestake sales contracts existing at the date of acquisition were recorded at fair value and any previous deferred revenue balances eliminated. As these contracts are delivered into, the revenue recorded under Canadian GAAP is reduced to the extent of the original fair value adjustment. Under US GAAP pooling rules, existing Homestake deferred revenue balances were carried forward and recorded in the period of delivery. Differences between Canadian and US GAAP revenue arise from these different business combination accounting practices.

n) Other Comprehensive Income

Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in Other Comprehensive Income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for hedge accounting treatment.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

o) Consolidated Balance Sheets

At December 31		2003			2002
				Canadian			Canadian
	Notes	US GAAP	Adjustments	GAAP	US GAAP	Adjustments	GAAP
Assets
Current assets
Cash and equivalents		$970	$—	$970	$1,044	$—	$1,044
Accounts receivable		69	—	69	72	—	72
Inventories	a	157	3	160	159	5	164
Other current assets	i, m	169	(112)	57	47	(35)	12

		1,365	(109)	1,256	1,322	(30)	1,292
Investments	h	127	(38)	89	41	6	47
Property, plant and equipment	a, b, c, f, k	3,131	612	3,743	3,311	559	3,870
Capitalized mining costs, net		235	—	235	272	—	272
Intangible assets	a, d	—	683	683	—	724	724
Goodwill	a, e	—	1,081	1,081	—	1,247	1,247
Unrealized fair value of derivative contracts	i	256	(256)	—	78	(78)	—
Other assets	a, i, m	248	31	279	237	7	244

Total assets		$5,362	$2,004	$7,366	$5,261	$2,435	$7,696

Liabilities and Shareholders’ Equity
Accounts payable		$245	$—	$245	$213	$—	$213
Other current liabilities	i, k	105	14	119	270	(45)	225

		350	14	364	483	(45)	438
Long-term debt	i	719	(1)	718	761	(4)	757
Other long-term obligations	i, j, k	569	(147)	422	528	(69)	459
Deferred income tax liabilities	f	230	136	366	155	291	446

Total liabilities		1,868	2	1,870	1,927	173	2,100

Capital stock	a, p	4,115	873	4,988	4,148	892	5,040
Retained earnings (deficit)	a, p	(694)	1,226	532	(689)	1,266	577
Accumulated other comprehensive income (loss)	n, p	73	(73)	—	(125)	125	—
Cumulative translation adjustments	l, p	—	(24)	(24)	—	(21)	(21)

Total shareholders’ equity		3,494	2,002	5,496	3,334	2,262	5,596

Total liabilities and shareholders’ equity		$5,362	$2,004	$7,366	$5,261	$2,435	$7,696

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p) Reconciliation of shareholders’ equity

At December 31, 2003

			Retained	Other	Cumulative
		Capital	earnings	Comprehensive	translation
	Notes	stock	(deficit)	Income	adjustments
Balance per US GAAP		$4,115	$(694)	$73	$—
Adjustments (net of tax effects):
Valuation of equity issued in business combinations[1]		(293)	—	—	—
Cumulative effect of difference in accounting policies
Accounting changes in 2003	c,k	—	17	—	—
Amortization of property, plant and equipment	c	—	134	—	—
Exploration and development costs	b	—	137	—	—
Provisions for mining assets in 2000 and 1997[2]		—	683	—	—
Investments	h	—	—	(38)	—
Derivatives accounted for as cash flow hedges	i	—	—	(189)	—
Non-hedge derivative adjustments		—	(25)	—	—
Minimum pension liability	j	—	—	7	—
Asset retirement obligations	k	—	51	—	—
Interest capitalization	q2	—	4	—	—
Merger related costs	q7	—	19	—	—
Other		(5)	(5)	—	—
Cumulative effect of differences in accounting for business combinations under the pooling-of- interests versus the purchase method
Excess of fair value of shareholders’ equity over historic book value	a	1,185	—	123	—
Deficit of Sutton and Homestake at acquisition	a	—	749	—	—
Amortization of intangible assets	d	—	(74)	—	—
Deferred revenue	m	—	(23)	—	—
Gains on asset sales	a	—	(11)	—	—
Homestake inventory	a	—	(22)	—	—
Effect of different book values of capital stock on common share repurchases		(14)	14	—	—
Deferred income taxes
Effect of historic differences in accounting policies under CICA 3465 versus FAS 109	f	—	(284)	—	—
Effect on deferred tax assets and liabilities of timing differences for US GAAP and Canadian GAAP purposes	f	—	16	—	—
Tax valuation allowances	q3	—	(106)	—	—
Impairment charge on goodwill	e	—	(48)	—	—
Reclassification of translation adjustments	l	—	—	24	(24)

Balance per Canadian GAAP		$4,988	$532	$—	$(24)

1. In determining the value of the shares exchanged in acquisitions, for accounting purposes under US GAAP we used the unadjusted quoted market prices of our shares. For Canadian GAAP purposes, the value was adjusted by a 5% to 20% discount reflecting the fact that the market value for a large block of common shares is less than our quoted share price. The recognition of this discount to the value of common shares issued for Canadian GAAP purposes resulted in a reduction in the value of the shares for accounting purposes and cost of acquisitions by $293 million.

2. The impact of applying US GAAP in calculating the provisions for mining assets in 2000 and 1997 was to reduce property, plant and equipment by $780 million offset by future income taxes of $97 million for a net reduction in shareholders’ equity of $683 million.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q) Reconciliation of consolidated net income

For the years ended December 31	Notes	2003	2002	2001
Net income– US GAAP		$200	$193	$96
Amortization of property, plant and equipment	c	53	69	24
Exploration and development expenditures	b	53	52	23
Amortization of intangible assets	d	(41)	(33)	—
Asset retirement obligations	k	26	19	—
Cumulative effect of accounting changes under US GAAP	c, k	17	—	1
Gains on asset sales[1]	a	(10)	—	—
Interest capitalized[2]		9	—	—
Deferred income tax valuation allowances[3]	a, f	(87)	—	(12)
Future income tax expense[4]	f	3	(15)	—
Deferred revenue	m	(29)	(20)	—
Non-hedge derivative adjustments[5]		—	(26)	(8)
Homestake inventory[6]	a	(2)	(21)	—
Merger related costs[7]		—	—	25
Pre-acquisition net loss of Homestake	a	—	—	138
Impairment charge on goodwill	e	(48)	—	—
Other items		2	11	(16)

Net income – Canadian GAAP		$146	$229	$271

Net income per share (dollars)
Basic and fully diluted		$0.27	$0.42	$0.68

1. The gain on sale under Canadian GAAP is different from US GAAP due to the fact that the carrying amount of assets sold was higher under Canadian GAAP.

2. Under Canadian GAAP, the Veladero and Alto Chicama projects met the criteria for interest capitalization for the whole of 2003.

3. Under Canadian GAAP, differences in the carrying amount of certain assets recorded at fair value at the acquisition of Homestake resulted in valuation allowances totaling $23 million not being historically required under Canadian GAAP. The remaining amount relates to a release of valuation allowances under US GAAP totaling $118 million that has been recorded as a reduction of goodwill under Canadian GAAP, offset by the release of certain valuation allowances to earnings under Canadian GAAP totaling $54 million.

4. The adjustment to future tax expense reflects the reversal of temporary timing differences under Canadian GAAP caused by other adjustments that were made to reconcile US GAAP net income to Canadian GAAP income. The adjustment also reflects other differences in accounting for income taxes as described in note 28f.

5. Certain derivative instruments classified as “non-hedge derivatives” under US GAAP were accounted for under Canadian GAAP as either hedge derivatives; or recorded at cost with gains and losses recorded either at maturity or when losses were determined to be other than temporary.

6. Certain ore in stockpile and in process inventory held by Homestake, which was adjusted to fair value at the date of acquisition, caused an adjustment to cost of sales when the inventory was processed and sold.

7. Various costs totaling $25 million that were incurred in connection with the Homestake merger in 2001 were expensed under US GAAP. Under Canadian GAAP, these costs were included as part of the purchase consideration.

BARRICK Annual Report 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

r) Consolidated statements of cash flow under Canadian GAAP

For the years ended December 31	2003	2002	2001
Operating Activities
Net income	$146	$229	$271
Add (deduct):
Amortization	510	483	343
Change in capitalized mining costs	37	29	17
Future income taxes	35	(60)	(9)
Inmet litigation settlement	(86)	—	—
(Gains) losses on sale of long-lived assets	(29)	(8)	4
Impairment charge on goodwill	48	—	—
Reclamation costs	28	15	17
(Gains) losses on investments	12	4	(2)
Amortization of deferred stock-based compensation	4	3	—
Foreign currency translation adjustments	(2)	(1)	8
Non-hedge derivative (gains) losses	(71)	32	(27)
Inmet litigation expense	16	—	—
Changes in operating assets and liabilities:
Accounts receivable	3	(16)	(14)
Inventories	4	45	34
Accounts payable and accrued liabilities	13	(7)	117
Current income taxes accrued	54	59	36
Other assets and liabilities	31	17	(61)
Cash payments:
Merger related costs	—	(50)	(13)
Reclamation and closure costs	(59)	(70)	(35)
Income taxes	(111)	(52)	(7)

Cash provided by operating activities[1]	583	652	679

Investing Activities
Property, plant and equipment
Capital expenditures	(384)	(291)	(549)
Sales proceeds	48	11	15
Purchase of investments	(55)	—	—
Increase in restricted cash	—	—	(24)
Business combinations and property acquisitions	—	—	18
Short-term cash deposits	—	159	(157)

Cash used in investing activities[1]	(391)	(121)	(697)

Financing Activities
Capital stock
Proceeds from shares issued on exercise of stock options	29	83	7
Repurchased for cash	(154)	—	—
Long-term debt
Proceeds	—	—	49
Repayments	(23)	(25)	—
Dividends	(118)	(119)	(87)

Cash used in financing activities	(266)	(61)	(31)

Increase (decrease) in cash and equivalents	(74)	470	(49)
Cash and equivalents at beginning of year	1,044	574	623

Cash and equivalents at end of year	$970	$1,044	$574

1. Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP, were $53 million in 2003 (2002 – $52 million; 2001 – $23 million). This represents the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

BARRICK Annual Report 2003

Gold Mineral Reserves
and Mineral Resources

The table on the next page sets forth Barrick’s interest in the total proven and probable gold mineral reserves at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, see pages 110 and 111.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with Confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

BARRICK Annual Report 2003

MINERAL RESERVES AND MINERAL RESOURCES

Summary Gold Mineral Reserves and Mineral Resources

For the year ended December 31

		2003			2002
		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable Ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
North America
Betze-Post	(proven and probable)	109,742	0.143	15,685	107,130	0.150	16,051
	(mineral resource)	37,403	0.061	2,264	46,400	0.070	3,231
Meikle	(proven and probable)	9,177	0.377	3,460	9,770	0.398	3,888
	(mineral resource)	5,841	0.426	2,489	5,107	0.466	2,378
Goldstrike Property Total	(proven and probable)	118,919	0.161	19,145	116,900	0.171	19,939
	(mineral resource)	43,244	0.110	4,753	51,507	0.109	5,609
Round Mountain (50%)	(proven and probable)	89,852	0.018	1,583	96,057	0.020	1,875
	(mineral resource)	37,770	0.017	645	17,455	0.010	176
Marigold (33%)	(proven and probable)	31,089	0.024	737	26,351	0.026	678
	(mineral resource)	13,334	0.020	268	13,665	0.016	219
Eskay Creek	(proven and probable)	927	1.015	941	1,433	0.998	1,430
	(mineral resource)	422	0.287	121	384	0.398	153
Hemlo (50%)	(proven and probable)	17,557	0.099	1,744	19,726	0.107	2,118
	(mineral resource)	3,017	0.090	271	2,677	0.093	248
Holt-McDermott	(proven and probable)	340	0.162	55	847	0.182	154
	(mineral resource)	452	0.195	88	246	0.248	61
South America
Pascua-Lama	(proven and probable)	296,411	0.057	16,862	296,411	0.057	16,862
	(mineral resource)	115,845	0.030	3,487	115,845	0.030	3,487
Veladero	(proven and probable)	317,187	0.035	11,115	254,311	0.037	9,384
	(mineral resource)	67,715	0.023	1,540	135,760	0.024	3,260
Pierina	(proven and probable)	61,393	0.045	2,768	70,343	0.051	3,602
	(mineral resource)	25,421	0.016	419	39,938	0.016	626
Alto Chicama	(proven and probable)	159,250	0.045	7,155	120,948	0.054	6,535
	(mineral resource)	25,751	0.067	1,735	56,352	0.035	1,998
Australia/Africa
Plutonic	(proven and probable)	20,635	0.128	2,646	13,976	0.181	2,533
	(mineral resource)	13,395	0.147	1,967	19,349	0.118	2,287
Lawlers	(proven and probable)	3,234	0.124	402	3,407	0.149	509
	(mineral resource)	8,777	0.129	1,136	8,379	0.133	1,115
Darlot	(proven and probable)	7,627	0.149	1,135	8,202	0.155	1,269
	(mineral resource)	4,194	0.130	546	4,169	0.130	540
Kalgoorlie (50%)	(proven and probable)	97,047	0.061	5,894	96,898	0.057	5,551
	(mineral resource)	44,584	0.058	2,580	41,911	0.054	2,279
Cowal	(proven and probable)	63,600	0.039	2,495	75,922	0.037	2,835
	(mineral resource)	47,534	0.034	1,596	35,211	0.036	1,255
Bulyanhulu	(proven and probable)	27,882	0.391	10,907	27,420	0.425	11,653
	(mineral resource)	4,300	0.440	1,894	4,765	0.352	1,678
Tulawaka (70%)	(proven and probable)	1,093	0.337	368	—	—	—
	(mineral resource)	680	0.066	45	—	—	—

Other	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	20,404	0.078	1,598	1,085	0.335	364

Total	(proven and probable)	1,314,043	0.065	85,952	1,229,152	0.071	86,927
	(mineral resource)	476,839	0.052	24,689	548,698	0.046	25,355

BARRICK Annual Report 2003

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Reserves1
As at December 31, 2003

	Proven			Probable			Total
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
North America
Betze-Post	61,551	0.128	7,856	48,191	0.162	7,829	109,742	0.143	15,685
Meikle	3,316	0.467	1,547	5,862	0.326	1,913	9,177	0.377	3,460
Goldstrike Property Total	64,867	0.145	9,403	54,053	0.180	9,742	118,919	0.161	19,145
Round Mountain (50%)	64,933	0.017	1,081	24,919	0.020	502	89,852	0.018	1,583
Marigold (33%)	3,122	0.031	98	27,967	0.023	638	31,089	0.024	737
Eskay Creek	387	1.398	541	540	0.741	400	927	1.015	941
Hemlo (50%)	10,766	0.113	1,213	6,791	0.078	531	17,557	0.099	1,744
Holt-McDermott	31	0.161	5	309	0.162	50	340	0.162	55
South America
Pierina	26,112	0.060	1,560	35,281	0.034	1,208	61,393	0.045	2,768
Pascua-Lama	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862
Veladero	19,037	0.042	801	298,150	0.035	10,314	317,187	0.035	11,115
Alto Chicama	4,443	0.051	225	154,807	0.045	6,930	159,250	0.045	7,155
Australia/Africa
Plutonic	403	0.057	23	20,232	0.130	2,623	20,635	0.128	2,646
Lawlers	790	0.133	105	2,444	0.122	297	3,234	0.124	402
Darlot	3,181	0.119	379	4,446	0.170	756	7,627	0.149	1,135
Kalgoorlie (50%)	37,799	0.054	2,042	59,248	0.065	3,852	97,047	0.061	5,894
Cowal	5,191	0.046	238	58,409	0.039	2,257	63,600	0.039	2,495
Bulyanhulu	1,784	0.407	726	26,098	0.390	10,181	27,882	0.391	10,907
Tulawaka (70%)	—	—	—	1,093	0.337	368	1,093	0.337	368

Total	280,584	0.074	20,795	1,033,460	0.063	65,156	1,314,043	0.065	85,952

1. Mineral reserves (“reserves”) have been calculated as at December 31, 2003 in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For the United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the U.S. Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. Accordingly. Alto Chicama is classified for U.S. reporting purposes as mineralized material. Calculations have been prepared by employees of Barrick under the supervision of Rene M. Marion, P.Eng., Vice-President, Technical Services of Barrick and/or Alexander J. Davidson, P.Geol., Executive Vice-President, Exploration of Barrick. Reserves have been calculated using an assumed long-term average gold price of US$325, a silver price of US$4.75 and exchange rates of $1.50 $Can/$US and $0.57 $US/$Aus. Reserves at the KCGM property assumed an exchange rate of $0.59 $US/$A, Reserves at the Hemlo property assumed an exchange rate of $1.53 $Can/$US. (In 2002, except with respect to the Australian properties, reserves have been calculated using an assumed long-term average gold price of US$300 and a silver price of US$4.75. Reserves at Kalgoorlie in 2002 assumed a gold price of US$297.) Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK Annual Report 2003

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Resources1
As at December 31, 2003

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
North America
Betze-Post	14,077	0.059	831	23,326	0.061	1,433	2,264	323	0.065	21
Meikle	1,580	0.435	687	4,261	0.423	1,802	2,489	7,725	0.366	2,827
Goldstrike Property Total	15,657	0.097	1,518	27,587	0.117	3,235	4,753	8,048	0.354	2,848
Round Mountain (50%)	10,050	0.013	133	27,720	0.01.8	512	645	9,790	0.018	180
Marigold (33%)	6,645	0.020	134	6,689	0.020	134	268	59,144	0.014	826
Eskay Creek	93	0.290	27	329	0.286	94	121	277	0.513	142
Hemlo (50%)	1,171	0.112	131	1,846	0.076	140	271	3,952	0.142	562
Holt-McDermott	—	—	—	452	0.195	88	88	133	0.271	36
South America
Pierina	6,017	0.017	103	19,404	0.016	316	419	154	0.013	2
Pascua-Lama	3,962	0.055	216	111,883	0.029	3,271	3,487	126,841	0.027	3,475
Veladero	3,423	0.021	72	64,292	0.023	1,468	1,540	73,462	0.023	1,704
Alto Chicama	1,624	0.063	103	24,127	0.068	1,632	1,735	10,233	0.060	617
Australia/Africa
Plutonic	190	0.216	41	13,205	0.146	1,926	1,967	8,624	0.175	1,508
Lawlers	2,009	0.153	307	6,768	0.122	829	1,136	1,745	0.122	213
Darlot	1,098	0.142	156	3,096	0.126	390	546	144	0.194	28
Kalgoorlie (50%)	14,447	0.055	794	30,137	0.059	1,786	2,580	4,621	0.043	197
Cowal	2,594	0.038	98	44,940	0.033	1,498	1,596	31,053	0.033	1,011
Bulyanhulu	54	0.222	12	4,246	0.443	1,882	1,894	5,268	0.512	2,697
Tulawaka (70%)	—	—	—	680	0.066	45	45	161	0.075	12

Other	—	—	—	20,404	0.078	1,598	1,598	11,768	0.118	1,387

Total	69,034	0.056	3,845	407,805	0.051	20,844	24,689	355,418	0.049	17,445

     1. Resources which are not reserves do not have demonstrated economic viability.

BARRICK Annual Report 2003

MINERAL RESERVES AND MINERAL RESOURCES

Contained Silver Within Reported Gold Reserves1
December 31, 2003

Metal Prices		Exchange Rates		Imperial Units
Gold ($US/oz)	$325	$Can/$US	1.50	Proven			Probable			Total
Silver ($US/oz)	$4.75	$US/SAus	0.57										Process
				Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces	Recovery
Copper ($US/lb)	$0.80		Share	(000s)	(oz/t)	(000s)	(000s)	(oz/t)	(000s)	(000s)	(oz/t)	(000s)%
Africa
Bulyanhulu			100%	1,784	0.25	446	26,098	0.31	8,207	27,882	0.31	8,653	65.0%
North America
Eskay Creek			100%	387	70.60	27,324	540	29.70	16,037	927	46.78	43,361	94.0%
South America
Alto Chicama			100%	4,443	0.12	554	1,54,807	0.11	16,684	159,250	0.11	17,238	20.0%
Pascua-Lama			100%	37,738	2.16	81,625	258,673	1.94	502,797	296,411	1.97	584,422	78.0%
Pierina			100%	26,112	0.27	7,038	35,281	0.16	5,684	61,393	0.21	12,722	37.2%
Veladero			100%	19,037	0.58	11,066	298,150	0.53	157,699	317,187	0.53	168,765	6.2%
Total				89,501	1.43	128,053	773,549	0.91	707,108	863,050	0.97	835,161	62.4%

1. Silver is accounted for as a by-product credit against reported or projected gold production costs.

Contained Silver Within Reported Gold Resources

December 31, 2003

		Imperial Units
		Measured (M)			Indicated (I)			Total (M) + (I)
		Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
	Share	(000s)	(oz/t)	(000s)	(000s)	(oz/t)	(000s)	(000s)	(oz/t)	(000s)
Africa
Bulyanhulu	100%	54	0.167	9	4,246	0.308	1,308	4,300	0.306	1,317
North America
Eskay Creek	100%	93	10.097	939	329	9.389	3,089	422	9.545	4,028
South America
Alto Chicama	100%	1,624	0.163	264	24,127	0.128	3,100	25,751	0.131	3,364
Pascua-Lama	100%	3,962	0.930	3,685	111,883	1.545	172,847	115,845	1.524	176,532
Pierina	100%	6,017	0.201	1,212	19,404	0.168	3,266	25,421	0.176	4,478
Veladero	100%	3,423	0.342	1,170	64,292	0.360	23,172	67,715	0.359	24,342
Total		15,173	0.480	7,279	224,281	0.922	206,782	239,454	0.894	214,061

BARRICK Annual Report 2003

Supplemental Information

5-Year Historical Review1

(US GAAP basis, unless otherwise indicated)	2003	2002	2001	2000	1999

Operating results (in millions)
Gold sales	$2,035	$1,967	$1,989	$1,936	$2,057
Net income (loss)	200	193	96	(1,189)	244
Operating cash flow	521	589	588	842	676
Capital expenditures	322	228	474	612	643

Per share data
Net income (loss)	$0.37	$0.36	$0.18	$(2.22)	$0.45
Cash dividends	0.22	0.22	0.22	0.22	0.20
Operating cash flow	0.97	1.09	1.10	1.57	1.28
Book value	6.53	6.15	5.96	5.95	8.45

Financial position (in millions)
Cash and equivalents	$970	1,044	$779	$822	$766
Total assets	5,362	5,261	5,202	5,393	6,791
Working capital	1,015	839	579	576	646
Long-term debt[2]	719	761	793	901	803
Shareholders’ equity	3,494	3,334	3,192	3,190	4,514

Operational statistics (unaudited)
Gold production (thousands of ounces)	5,510	5,695	6,124	5,950	5,801
Total cash costs per ounce	$189	$177	$162	$155	$152
Average realized gold price per ounce	$366	$339	$317	$334	$351
Average spot gold price per ounce	$363	$310	$271	$279	$279
Gold reserves (proven and probable) (thousands of ounces) [3]	85,952	86,927	82,272	79,300	78,049

Other
Net debt to total capitalization[4]	(6%)	(7%)	1%	2%	1%
Shares outstanding (millions)	535	542	536	536	534

1.     Information for all years has been derived from audited financial statements, except as indicated.

2.     Long-term debt excludes current portion of $41 million in 2003, $20 million in 2002, $9 million in 2001, $3 million in 2000 and $37 million in 1999.

3.     Reserves calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

4.     Net debt to total capitalization is the ratio of debt less cash and equivalents to debt plus shareholders’ equity.

BARRICK Annual Report 2003

Corporate Governance and
Committees of the Board

Corporate Governance

During 2003, there was a continued focus on corporate governance in both the United States and Canada. In November 2003, the US Securities and Exchange Commission approved the New York Stock Exchange’s proposal to add corporate governance standards to its listing rules. During late 2002 and 2003, Barrick undertook a review of its corporate governance practices in light of the various regulatory initiatives. Although, as a regulatory matter, the vast majority of the new NYSE standards are not directly applicable to Barrick as a Canadian company, Barrick has already implemented a number of the structures and procedures to comply with the NYSE standards. At the close of the 2004 Annual Meeting of Shareholders, assuming that all of the proposed nominees are elected as directors, Barrick will have a majority of independent directors and will be in material compliance with the requirements of the NYSE standards.

The Board of Directors has approved a set of Corporate Governance Guidelines to promote the effective functioning of the Board of Directors and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Barrick has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. In conjunction with the adoption of the Code, Barrick established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls or other auditing matters.

A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the mandates of each of the Committees of the Board, including the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, is posted on Barrick’s website at www.barrick.com and is available in print from the Company to any shareholder upon request.

Committees of the Board

Corporate Governance and Nominating Committee
(M.A. Cohen, P.C. Godsoe, A.A. MacNaughton)

Assists the Board in establishing Barrick’s corporate governance policies and practices. The Committee also identifies individuals qualified to become members of the Board, and reviews the composition and functioning of the Board and its Committees.

Audit Committee
(H.L. Beck, P.A. Crossgrove, P.C. Godsoe)

Reviews the Company’s financial statements and management’s discussion and analysis of financial and operating results, and assists the Board in its oversight of the integrity of Barrick’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence, and the performance of the internal and external auditors.

Compensation Committee
(A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove, J.L. Rotman)

Assists the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices, and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and senior management compensation and for succession planning with respect to senior executives.

Executive Committee
(G.C. Wilkins, A.A. MacNaughton, B. Mulroney, P. Munk)

Exercises all the powers of the Board (except those powers specifically reserved by law to the Board of Directors) in the management and direction of business during intervals between meetings of the Board of Directors.

Environmental, Occupational, Health and Safety Committee
(P.A. Crossgrove, J.K. Carrington, M.A. Cohen, J.E. Thompson)

Reviews environmental and occupational health and safety policies and programs, oversees the Company’s environmental and occupational health and safety performance, and monitors current and future regulatory issues.

Finance Committee
(C.W.D. Birchall, A.A. MacNaughton, A. Munk, G.C. Wilkins)

Reviews the Company’s investment strategies, hedging program and general debt and equity structure.

BARRICK Annual Report 2003

Board of
Directors

Howard L. Beck, Q.C.
Toronto, Ontario
Corporate Director
Mr. Beck was a founding Partner of the law firm Davies, Ward & Beck. He has been on the Barrick Board since 1984.

C. William D. Birchall
Nassau, Bahamas
Chief Executive Officer,
ABX Financeco Inc.
Mr. Birchall has had a long association with Barrick as one of the original Board members of the Company.

Tye W. Burt
Toronto, Ontario
Vice Chairman and
Executive Director,
Corporate Development,
Barrick Gold Corporation
Mr. Burt was appointed a Vice Chairman of the Company in February 2004, in addition to his role as Executive Director, Corporate Development, which he assumed in December 2002. Previously he has served as Chairman of Deutsche Bank Canada and Managing Director of Deutsche Bank’s Global Metals and Mining Group.

John K. Carrington
Thornhill, Ontario
Vice Chairman,
Barrick Gold Corporation
Mr. Carrington was appointed a Vice Chairman of the Company in March 1999. From 1996 to 2003, Mr. Carrington was the Chief Operating Officer of Barrick. He has been a member of the Barrick Board since 1996.

Gustavo Cisneros
Caracas, Venezuela
Chairman and Chief Executive Officer,
Cisneros Group of Companies
Mr. Cisneros became a Director of Barrick in September 2003.

Marshall A. Cohen, O.C.
Toronto, Ontario
Counsel,
Cassels Brock & Blackwell LLP
Mr. Cohen served the Government of Canada for 15 years in a number of senior positions including Deputy Minister of Finance. He has been a Director of Barrick since 1988.

Peter A. Crossgrove
Toronto, Ontario
Chairman, Masonite
International Corporation
Mr. Crossgrove has been involved in a number of mining companies. He has been a Director of Barrick since 1993.

Peter C. Godsoe, O.C.
Toronto, Ontario
Corporate Director
Mr. Godsoe was the Chairman and Chief Executive Officer of The Bank of Nova Scotia from 1995 to 2003. Mr. Godsoe became a Director of Barrick in February 2004.

Angus A. MacNaughton
Danville, California
President, Genstar
Investment Corporation
Mr. MacNaughton has been a member of the Board since 1986.

The Right Honourable
Brian Mulroney, P.C., LL.D.
Montreal, Quebec
Senior Partner,
Ogilvy Renault
Mr. Mulroney was Prime Minister of Canada from 1984 to 1993. He joined the Barrick Board in 1993 and is Chairman of the Company’s International Advisory Board.

Anthony Munk
Toronto, Ontario
Managing Director,
Onex Investment Corp.
Mr. Munk became a member of the Board of Directors in 1996. He is a Partner of Onex Corporation, a diversified manufacturing and service company.

Peter Munk, O.C.
Toronto, Ontario
Chairman,
Barrick Gold Corporation
Mr. Munk is the founder and Chairman of the Board of Barrick Gold Corporation. He is also the founder and Chairman of Trizec Properties, Inc.

Joseph L. Rotman, O.C.
Toronto, Ontario
Chairman and Chief Executive Officer,
Roy-L Capital Corporation
Mr. Rotman has been a director of Barrick since its inception.

Jack E. Thompson
Alamo, California
Vice Chairman,
Barrick Gold Corporation
Mr. Thompson was appointed to the Board in December 2001 upon the completion of the merger with Homestake Mining Company. Prior to that time, Mr. Thompson was Chairman and Chief Executive Officer of Homestake.

Gregory C. Wilkins
Toronto, Ontario
President and Chief Executive Officer,
Barrick Gold Corporation
Mr. Wilkins was Executive Vice President and Chief Financial Officer of Barrick until his appointment at Horsham (subsequently TrizecHahn Corporation) in September 1993. He has been a member of the Board since 1991.

BARRICK Annual Report 2003

Officers and International
Advisory Board

Officers

Peter Munk
Chairman

Jack E. Thompson
Vice Chairman

Gregory C. Wilkins
President and Chief Executive Officer

Tye W. Burt
Vice Chairman and Executive Director,
Corporate Development

John K. Carrington
Vice Chairman

Alexander J. Davidson
Executive Vice President,
Exploration

Patrick J. Garver
Executive Vice President and
General Counsel

Peter J. Kinver
Executive Vice President and Chief Operating Officer

Gordon F. Fife
Senior Vice President,
Organizational Effectiveness

Lawrence J. Parnell
Senior Vice President,
Corporate Relations

Jamie C. Sokalsky
Senior Vice President and Chief Financial Officer

Ammar Al-Joundi
Vice President and Treasurer

Darren J. Blasutti
Vice President, Investor Relations

M.Vincent Borg
Vice President,
Corporate Communications

Michael J. Brown
Vice President,
United States Public Affairs

Kelvin Dushnisky
Vice President,
Regulatory Affairs

André R. Falzon
Vice President and Controller

Igor Gonzales
Vice President,
Peru

Gregory A. Lang
Vice President,
North America

René Marion
Vice President,
Technical Services

John T. McDonough
Vice President,
Environment

Stephen A. Orr
Vice President,
Australia/Africa

Calvin F. Pon
Vice President, Tax

Raymond W. Threlkeld
Vice President,
Chile/Argentina

John R. Turney
Vice President,
Capital Projects

David D.Young
Vice President,
Supply Chain Management

Sybil E.Veenman
Associate General Counsel and Secretary

James W. Mavor
Assistant Treasurer – Risk Management

Jeffrey A. Swinoga
Assistant Treasurer – Finance

International Advisory Board

The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management as the Company expands internationally.

Chairman

The Right Honourable
Brian Mulroney
Former Prime Minister of Canada

Members

Gustavo Cisneros
Venezuela
Chairman and Chief Executive Officer, Cisneros Group of Companies

Secretary William S. Cohen
United States
Chairman and Chief Executive Officer, The Cohen Group

The Honourable
Paul G. Desmarais, Sr.
Canada
Director and Chairman of Executive Committee,
Power Corporation of Canada

Vernon E. Jordan, Jr.
United States
Senior Managing Director, Lazard Freres & Co., LLC and Of Counsel to Akin, Gump, Strauss, Hauer & Feld, LLP

Peter Munk
Canada
Chairman, Barrick Gold Corporation and Chairman, Trizec Properties, Inc.

Lord Charles Powell of Bayswater KCMG
United Kingdom
Chairman, Sagitta Asset Management Limited

Karl Otto Pöhl
Germany
Senior Partner,
Sal. Oppenheim Jr. & Cie.

The Honorable Andrew Young
United States
Chairman,
GoodWorks International

BARRICK Annual Report 2003

Shareholder
Information

Shares traded on five major international stock exchanges

> New York

> Toronto

> London

> Paris

> Swiss

Ticker Symbol

ABX

Number of Registered Shareholders

21,932

Index Listings

> S&P Global 1200 Index

> S&P/TSX 60 Index

> S&P/TSX Composite Index

> S&P/TSX Capped Materials Index

> S&P/TSX Capped Gold Index

> FT of London Gold Index

> Philadelphia Gold/Silver Index

2003 Dividend Per Share

US$0.22

Common Shares (millions)

Outstanding at December 31, 2003	535*
Weighted average – 2003 Basic and fully diluted	539*

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

*	Includes shares issuable upon conversion of Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares.

Volume of Shares Traded

(millions)	2003	2002
TSE	495	698
NYSE	521	762

Closing Price of Shares

December 31, 2003
TSE	C$	29.31
NYSE	US$	22.71

Share Trading Information

	Share Volume
Toronto Stock Exchange	(millions)		High		Low
Quarter	2003	2002	2003	2002	2003	2002
First	147	148	C$26.48	C$31.20	C$20.90	C$25.35
Second	111	188	25.43	36.05	21.34	27.30
Third	119	199	28.95	28.92	23.31	22.52
Fourth	118	163	30.29	26.09	24.39	21.85

	495	698

	Share Volume
New York Stock Exchange	(millions)		High				Low
Quarter	2003	2002	2003		2002		2003		2002
First	143	155	US$	17.43	US$	19.50	US$	14.11	US$	15.90
Second	115	190		18.97		23.49		14.61		17.18
Third	135	273		21.13		19.61		16.67		13.46
Fourth	128	144		23.15		16.74		18.35		13.82

	521	762

BARRICK Annual Report 2003

SHAREHOLDER INFORMATION

Dividend Payments

In 2003, the Company paid a cash dividend of $0.22 per share – $0.11 on June 16 and $0.11 on December 15. A cash dividend of $0.22 per share was paid in 2002 – $0.11 on June 14 and $0.11 on December 20.

Dividend Policy

The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

Form 40-F

Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office.

Other Language Reports

French and Spanish versions of this annual report are available from Investor Relations at the Corporate Office.

Shareholder Contacts

Shareholders are welcome to contact the Company for information or questions concerning their shares. For general information on the Company, contact the Investor Relations Department.

For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Transfer Agents.

Transfer Agents and Registrars

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5660
Email: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, New Jersey 07606
Telephone: (201) 329-8660
Toll-free within the United States and Canada: 1-888-835-2788
Email: shrrelations@mellon.com
Web site: www.mellon-investor.com

Annual Meeting

     The Annual and Special Meeting of Shareholders will be held on Thursday, April 22, 2004 at 10:00 a.m. in the Canadian Room, Fairmont Royal York Hotel, Toronto, Ontario.

BARRICK Annual Report 2003

Corporate
Information

Corporate Office

Barrick Gold Corporation
BCE Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
Telephone: (416) 861-9911
Fax: (416) 861-2492

Mining Operations

North America Operations

Gregory Lang
Vice President
136 East South Temple, Suite 1050
Salt Lake City, Utah
USA 84111-1180
Telephone: (801) 741-4664
Fax: (801) 359-0875

United States Operations

Goldstrike Property
P.O. Box 29
Elko, Nevada U.S.A. 89803
Mike Feehan
General Manager
Telephone: (775) 778-8380
Fax: (775) 738-7685

Round Mountain Gold
P.O. Box 480
Round Mountain
Nevada U.S.A. 89045
Mike Iannacchione
General Manager
Telephone: (775) 377-2366
Fax: (775) 377-3240

Canada Operations

Eskay Creek
No. 1 Airport Way P.O. Box 3908
Smithers, B.C.
Canada V0J 2N0
Steve Job
General Manager
Telephone: (604) 522-9877
Fax: (604) 515-5241

Hemlo Operations
P.O. Bag 500
Marathon, Ontario
Canada P0T 2E0
Vern Baker
General Manager
Telephone: (807) 238-1100
Fax: (807) 238-1050

Holt-McDermott Mine
P.O. Box 278
Kirkland Lake, Ontario
Canada P2N 3H7
Brian Grebenc
General Manager
Telephone: (705) 567-9251
Fax: (705) 567-6867

South America Operations

Chile/Argentina Operations

Raymond Threlkeld
Vice President
Av. Ricardo Lyon 222
Piso 11. Providencia
Santiago, Chile
Telephone: (56-2) 340-2022
Fax: (56-2) 233-0188

Peru Operations

Igor Gonzales
Vice President
Pasaje Los Delfines, 159 3do Piso
Urb. Las Gardenias Lima 33, Peru
Telephone: (51-1) 275-0600
Fax: (51-1) 275-0249

Australia/Africa Operations

Steve Orr
Vice President
10th Floor
2 Mill Street
Perth, WA 6000 Australia
Telephone: (61-8) 9212-5777
Fax: (61-8) 9322 5700

Australia Operations

Kalgoorlie Consolidated Gold Mines (KCGM)
Russell Cole
Acting General Manager
Black Street Kalgoorlie WA 6430 Australia
Telephone: (61-8) 9022 1100
Fax: (61-8) 9022 1119

Plutonic Gold Mine
Michael Hulmes
Resident Manager
PMB 46
Meekatharra WA 6642 Australia
Telephone: (61-8) 9981 0100
Fax: (61-8) 9981 0101

Darlot Gold Mine
Richard Hay
Resident Manager
P.O. Box 127
Leonora WA 6438 Australia
Telephone: (61-8) 9080 3400
Fax: (61-8) 9080 3440

Lawlers Gold Mine
Mark Le Messurier
Resident Manager
PMB 47
Leinster WA 6437 Australia
Telephone: (61-8) 9088 3300
Fax: (61-8) 9037 8899

East Africa Operations

Bulyanhulu Mine
Mrikao Street, Plot No. 847
Msasani Peninsula
P.O. Box 1081
Dar es Salaam, Tanzania
Neil Whitaker
General Manager
Telephone: (255-22) 2600 508
Fax: (255-22) 260 0222

Corporate Data

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Corporate Relations

Lawrence Parnell
Senior Vice President
Telephone: (416) 307-7489
Fax: (416) 861-0727
Email: lparnell@barrick.com

Investor Relations

Contacts:
Darren Blasutti
Vice President, Investor Relations
Telephone: (416) 307-7341
Fax: (416) 861-0727
Email: dblasutti@barrick.com

Kathy Sipos
Director, Investor Relations
Telephone: (416) 307-7441
Fax: (416) 861-0727
Email:ksipos@barrick.com

Toll-free number within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Web site: www.barrick.com

BARRICK Annual Report 2003

Forward-Looking Statements

Certain statements included herein, including those regarding production and costs and other statements that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management’s Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper and electricity) and currencies; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

Printed in Canada on recycled paper
© Copyright 2004 Barrick Gold Corporation
Concept and Design:  Genesis Inc.
Typesetting:  Moveable Inc.
Printing:  Bowne of Canada, Ltd.

You can contact us toll-free within

Canada and the United States: 800-720-7415

email us at: investor@barrick.com

visit our investor relations website: www.barrick.com